  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 17, 1996
                                                     REGISTRATION NO. 333-08409
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------

                      NAVIGATION TECHNOLOGIES CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
      DELAWARE                       7372                    77-0170321
   (STATE OR OTHER            (PRIMARY STANDARD           (I.R.S. EMPLOYER
   JURISDICTION OF          INDUSTRIAL CLASSIFICATION    IDENTIFICATION NUMBER)
  INCORPORATION OR                  CODE NUMBER)
    ORGANIZATION)

                             740 E. ARQUES AVENUE
                              SUNNYVALE, CA 94086
                                (408) 737-3200

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              RONALD A. BRUMBACK
                     PRESIDENT AND CHIEF OPERATING OFFICER
                      NAVIGATION TECHNOLOGIES CORPORATION
                             740 E. ARQUES AVENUE
                              SUNNYVALE, CA 94086
                                (408) 737-3200

(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:

 BARRY E. TAYLOR, ESQ.      W. LOEBER LANDAU, ESQ.      GREGORY M. GALLO, ESQ.
  DONNA M. PETKANICS,        SULLIVAN & CROMWELL       DENNIS C. SULLIVAN, ESQ.
  ESQ. WILSON SONSINI           125 BROAD ST.       GRAY CARY WARE & FREIDENRICH
   GOODRICH & ROSATI         NEW YORK, NY 10004      A PROFESSIONAL CORPORATION
     PROFESSIONAL              (212) 558-4000          400 HAMILTON AVENUE PALO
 CORPORATION 650 PAGE                                        ALTO, CA 94301
 MILL ROAD PALO ALTO,                                        (415)328-6561
  CALIFORNIA 94304
   (415)493-9300

                               ----------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
     As soon as practicable after the effective date of this Registration
                                  Statement.
                               ----------------
  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                               ----------------

                     CALCULATION OF REGISTRATION FEE

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                                   PROPOSED MAXIMUM    PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF        AMOUNT TO BE       OFFERING PRICE         AGGREGATE           AMOUNT OF
SECURITIES TO BE REGISTERED      REGISTERED(1)       PER SHARE(2)      OFFERING PRICE(2)  REGISTRATION FEE(3)
- -------------------------------------------------------------------------------------------------------------
Common Stock,
 $0.001 par value..........    12,075,000 shares        $14.00           $169,050,000           $58,293

- -------------------------------------------------------------------------------

(1) Includes 1,575,000 shares of Common Stock which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a).
(3) Previously paid.
                                 --------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               EXPLANATORY NOTE

  The shares of Common Stock registered by this registration statement are to be offered pursuant to two forms of prospectus; one to be used in connection with an offering in the United States and Canada (the "U.S. Prospectus") and one to be used in connection with a concurrent offering outside the United States and Canada (the "International Prospectus"). The U.S. Prospectus and the International Prospectus will be identical except for the front and back cover pages. The form of U.S. Prospectus is included herewith in its entirety. Only the front and back cover pages of the International Prospectus are included, appearing at the end of the U.S. Prospectus.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              Subject to Completion, dated September 17, 1996

PROSPECTUS

                               10,500,000 SHARES

                       [LOGO OF NAVIGATION TECHNOLOGIES]

                                  COMMON STOCK
                                  ------------

  Of the 10,500,000 shares of Common Stock, $.001 par value ("Common Stock"), of Navigation Technologies Corporation ("NavTech" or the "Company") being offered hereby, 8,400,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 2,100,000 shares are being offered initially outside the United States and Canada by the International Managers (the "International Offering"). Such offerings are referred to collectively as the "Offerings."

  Prior to the Offerings, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "NAVT," subject to official notice of issuance.

  Philips Electronics N.V. ("Philips") has agreed to purchase, concurrently with the closing of the Offerings, a number of shares of Common Stock that will result in Philips owning 48% of the outstanding shares of Common Stock (assuming no exercise of the over-allotment options described below). In addition, Zenrin Co. Ltd. ("Zenrin") has agreed to purchase directly from the Company shares of Common Stock having an aggregate purchase price of $1,000,000. All of such shares to be purchased by Philips and Zenrin will be purchased at the initial public offering price of the Common Stock offered hereby, less the underwriting discount. See "Sale of Shares to Philips and Zenrin" and "Certain Transactions."

                                 ------------

   THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK
                         FACTORS" BEGINNING ON PAGE 7.

                                 ------------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
   IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                                       Underwriting
                                           Price to   Discounts and  Proceeds to
                                            Public    Commissions(1) Company(2)
- --------------------------------------------------------------------------------
Per Share...............................    $             $             $
- --------------------------------------------------------------------------------
Total(3)................................  $             $            $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of the Offerings of $2,000,000 payable by the Company.
(3) The Company has granted the U.S. Underwriters a 30-day option to purchase up to 1,260,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. The International Managers have been granted a similar option to purchase up to 315,000 additional shares solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $       ,
    $        and $       , respectively. See "Underwriting."
                                 ------------

  The shares of Common Stock offered by this Prospectus are offered by the U.S. Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the U.S. Underwriters and to certain further conditions. It is expected that delivery of the shares will be made at the offices of Lehman Brothers Inc., New York, New
York, on or about         , 1996.

                                 ------------
LEHMAN BROTHERS
               COWEN & COMPANY
                                                            SALOMON BROTHERS INC
       , 1996

                               [ARTWORK TO COME]

This page contains the caption

  "NavTech Selected Relationships for Route Guidance Products"

together with logos for Alpine, Avis, Magneti Marelli, Acura, Siemens, Zexel, Oldsmobile, National, Philips, Hertz and Rockwell.

The NavTech logo appears at the bottom of the page above the following text:

"NavTech is a trademark of Navigation Technologies Corporation. All other trademarks are the property of respective owners"

  IN CONNECTION WITH THE OFFERINGS, THE U.S. UNDERWRITERS AND INTERNATIONAL MANAGERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus. See "Risk Factors" for information that should be considered by prospective investors.

                                  THE COMPANY

  Navigation Technologies Corporation ("NavTech" or the "Company") is a leading developer and provider of a navigable database that is incorporated into route guidance products ("Route Guidance Products") in the United States and Europe by automotive electronics manufacturers. Route Guidance Products are in-vehicle software and hardware systems that use a navigable database and global positioning satellite (GPS) and other technologies. These products provide dynamic real-time positioning information and turn-by-turn driving directions, enabling accurate and efficient vehicle navigation. A highly accurate and comprehensive navigable database, such as the NavTech database, is essential to the successful operation of Route Guidance Products, both for continuously tracking the vehicle's position and for calculating driving routes. NavTech's navigable database is a digital representation of road transportation networks and points of interest in the United States and selected European countries, constructed to provide the high level of accuracy and detail necessary to support route guidance and related applications. The NavTech database includes extensive information, including the location, shape and arterial classification of roads, details on ramps, dividers, bridges and overpasses, certain traffic rules and regulations, street names and addresses and points of interest, such as airports, hotels and restaurants.

  The demand for time savings, increased safety and security, reduced stress and hassle, and traffic congestion control is expected to bring many changes in the way people drive for business, commuting and leisure over the coming decade. Route Guidance Products are expected to play a major role in addressing these demands by providing more accurate, efficient and safe vehicle navigation. Currently, there are at least eight automotive electronics manufacturers selling Route Guidance Products in the United States or Europe. More than ten other companies are currently selling Route Guidance Products in Japan, and the Company believes that many of these companies will introduce Route Guidance Products in the United States or European markets in the next several years. In-vehicle navigation products have been sold in Japan since 1987 and, according to an industry source, approximately 300,000 Route Guidance Products were sold there in 1995. The use of Route Guidance Products is now emerging in the United States and Europe where the principal initial markets are expected to be luxury cars, rental cars and vehicles used for business purposes such as sales, delivery and service. The Company's success will be dependent upon general market acceptance of Route Guidance Products and utilization of the NavTech database by manufacturers of Route Guidance Products.

  Through June 30, 1996, the Company has invested more than $200 million in the development of its business, principally to create and update the NavTech database, to establish a field organization and to develop technology and software. Since 1988, the Company has had a strategic relationship with Philips, which has provided approximately $148 million in equity financing to the Company as well as assistance with customer and industry relationships. Upon the closing of the Offerings and the direct placement of shares to Philips and Zenrin, Philips will own 48% of the Company's outstanding shares of Common Stock. Philips may in the future agree to make additional investments in the Company and may make purchases of the Company's Common Stock in the open market, in negotiated transactions or otherwise in its discretion from time to time. However, Philips is not contractually obligated to purchase any additional shares and has indicated to the Company that it has no present intention to make any additional investment in the Company.

  The Company believes it has developed the most comprehensive and accurate navigable database available today, providing the industry's broadest geographic coverage and most extensive, detailed and in-depth content in the United States and Europe. In the United States, NavTech has completed detailed city databases for metropolitan areas representing in aggregate approximately 100 million in population, and has established nationwide coverage by completing the intertown database for the continental United States. In Europe, NavTech has completed detailed city databases for metropolitan areas representing in aggregate approximately 70 million in population and intertown databases for Austria, Belgium, southeastern England, France, Germany, northern Italy and Switzerland.

  The NavTech database is currently being used by key participants in each of the Company's principal initial route guidance markets, including luxury cars, rental car fleets and vehicles used for business purposes in the United States and Europe. The Company believes there are currently approximately 2,000 vehicles in the United States and approximately 13,000 vehicles in Europe equipped with Route Guidance Products incorporating the NavTech database. Route Guidance Products using the NavTech database are currently available in limited quantities in certain Oldsmobile models and Acura RL automobiles in selected United States markets and in certain BMW 7 Series and 5 Series models in selected European countries. Route Guidance Products using the NavTech database are also available in Avis, Hertz and National rental cars in the United States. The Company believes a majority of the Route Guidance Products currently available in the United States and Europe, including those manufactured or offered by Aisin AW, Alpine, Magneti Marelli, Philips Car Systems, Rockwell, Siemens and Zexel, incorporate the NavTech database. The Company is working with many other automotive electronics manufacturers that expect to introduce Route Guidance Products in the next several years.

  The Company's strategy is to generate license and distribution revenue through licensing its database to automotive electronics manufacturers for use in Route Guidance Products. NavTech typically receives license fees in connection with its customers' sales of products that incorporate a portion of the NavTech database. The Company also expects to earn revenue from database distribution and support services and from providing periodic database updates to end users. NavTech also derives revenue from consulting and contract services provided by Shields Enterprises, Inc. ("SEI"), which the Company will acquire concurrently with the closing of the Offerings (the "SEI Merger").

THE SEI MERGER

  Since the Company's inception, SEI has provided software engineering and development services to the Company. The Company accounted for 20% and 29% of SEI's revenue for fiscal 1995 and the nine month period ended June 30, 1996, respectively. As of June 30, 1996, SEI owned approximately 10% of the Company's outstanding capital stock. In addition, T. Russell Shields, founder and Chairman of SEI, has served as Chairman and Chief Executive Officer of the Company since 1987. Mr. Shields beneficially owns approximately 83.1% of SEI's outstanding stock, and after giving effect to the SEI Merger will beneficially own approximately 18.3% and 13.2% of the Company's outstanding capital stock before and following the Offerings, respectively. The Company will acquire SEI in exchange for 3,632,099 shares of the Company's Common Stock (net of shares exchanged for shares held by SEI). Due to the potential for a conflict of interest, the purchase price for SEI and the terms of the acquisition were determined through negotiations between an independent committee of the Company's Board of Directors and SEI's Board of Directors. Intangible assets of approximately $39.8 million resulting from an allocation of the purchase price between the tangible assets and liabilities acquired and purchased intangibles will be amortized on a straight-line basis over five years, resulting in a non-cash charge to operations of approximately $8.0 million per year. The principal components of purchased intangibles are the technical knowledge of SEI's employees, the ability to manage software engineering and development efforts internally and relationships with SEI's customers.

  The principal office of the Company is located at 740 E. Arques Avenue, Sunnyvale, California 94086, and its telephone number is (408) 737-3200. The Company was incorporated in California in August 1985 as Karlin & Collins, Inc., and reincorporated in Delaware in September 1987. Unless the context requires otherwise, references to "NavTech" or the "Company" herein refer to Navigation Technologies Corporation and its subsidiaries, including SEI. References to "Philips" herein refer to Philips Electronics N.V. and its subsidiaries.

                                 THE OFFERINGS

Common Stock initially offered in:
 The U.S. Offering.............................  8,400,000 shares
 The International Offering....................  2,100,000 shares
                                                ----------
  Total Common Stock offered................... 10,500,000 shares
Common Stock to be outstanding after the
 Offerings..................................... 41,244,015 shares(1)
Use of proceeds................................ For general corporate purposes, including working capital.
Nasdaq National Market symbol.................. NAVT

           SUMMARY CONSOLIDATED AND PRO FORMA COMBINED FINANCIAL DATA

                                                                       SIX MONTHS ENDED
                               YEARS ENDED DECEMBER 31,                    JUNE 30,
                          --------------------------------------  ----------------------------
                                                    1995                          1996
                                              ------------------            ------------------
                                                          PRO                           PRO
                            1993      1994     ACTUAL   FORMA(2)    1995     ACTUAL   FORMA(2)
                          --------  --------  --------  --------  --------  --------  --------
                                          (in thousands, except per share data)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue:
 Database license and
  distribution..........  $  1,093  $  1,721  $  3,377  $  3,377  $  1,577  $  1,486  $  1,486
 Consulting and contract
  services and other....       762       765       296    27,809       150       105    14,106
                          --------  --------  --------  --------  --------  --------  --------
 Total revenue..........     1,855     2,486     3,673    31,186     1,727     1,591    15,592
Costs and expenses:
 Cost of revenue........        --        --        --    22,392        --        --    11,865
 Database creation and
  updating..............    18,713    31,075    40,359    40,359    19,078    20,341    20,341
 Software engineering
  and development.......     4,506     4,337     8,314    12,192     3,703     6,148     8,019
 Selling, general and
  administrative........     3,913     7,217    13,444    16,837     5,515    11,762    14,110
 Amortization of
  purchased intangibles.        --        --        --     7,951        --        --     3,976
                          --------  --------  --------  --------  --------  --------  --------
 Total costs and
  expenses..............    27,132    42,629    62,117    99,731    28,296    38,251    58,311
                          --------  --------  --------  --------  --------  --------  --------
Loss from operations....   (25,277)  (40,143)  (58,444)  (68,545)  (26,569)  (36,660)  (42,719)
Net loss ...............  $(25,852) $(41,102) $(56,912) $(67,179) $(25,477) $(37,118) $(43,293)
Pro forma net loss per
 share .................                      $  (2.58) $  (2.70)           $  (1.50) $  (1.57)
Shares used in per share
 computation............                        22,038    24,887              24,788    27,637

                                                       JUNE 30, 1996
                                            ------------------------------------
                                            ACTUAL   PRO FORMA(2) AS ADJUSTED(3)
                                            -------  ------------ --------------
                                                      (in thousands)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.................. $17,432    $17,897       $156,580
Working capital............................   4,277        923        139,606
Total assets...............................  25,076     70,606        209,289
Long-term debt and obligations.............  14,988     15,343         15,343
Total stockholders' equity (deficit).......  (5,141)    31,906        170,589

- --------
(1) Excludes (i) 2,474,360 shares of Common Stock issuable upon the exercise of options outstanding as of June 30, 1996 with a weighted average exercise price of $8.96 per share and (ii) 2,595,303 shares of Common Stock held by SEI which will be accounted for as treasury stock on the Company's consolidated balance sheet upon the closing of the SEI Merger. In addition, contingent on the closing of the SEI Merger, the Company has granted options to purchase 833,334 shares of Common Stock with an exercise price of $20.40 per share. Also, in connection with the SEI Merger, the Company has agreed to issue, in substitution for shares of SEI common stock issuable upon exercise of outstanding options, an aggregate of 333,334 shares of Common Stock at a price of $10.20 per share. See "Capitalization."
(2) Pro forma to give effect to (i) the conversion of all outstanding shares of Preferred Stock to Common Stock concurrently with the closing of the Offerings and (ii) the SEI Merger to be effective concurrently with the closing of the Offerings.
(3) Adjusted to reflect the sale by the Company of the 10,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $13.00 per share and 1,074,052 shares of Common Stock at an assumed price of $12.16 per share to Philips and Zenrin concurrently with the closing of the Offerings. See "Use of Proceeds," "Sale of Shares to Philips and Zenrin," and "Capitalization."

  Unless otherwise indicated, all information contained in this Prospectus assumes (i) no exercise of the U.S. Underwriters' and International Managers' over-allotment options, (ii) a one-for-twelve reverse stock split of the Common Stock and Preferred Stock to be effected prior to the closing of the Offerings,
(iii) the automatic conversion of all outstanding shares of the Company's Preferred Stock into shares of Common Stock on a one-for-one basis upon the closing of the Offerings, (iv) the issuance of 3,632,099 shares of Common Stock (net of shares exchanged for shares held by SEI which will be accounted for as treasury stock on the Company's consolidated balance sheet) in connection with the SEI Merger concurrently with the closing of the Offerings, (v) the conversion of shares of Preferred Stock sold to Philips and certain other stockholders in a private financing in June 1996, (the "Private Financing") into an aggregate of 2,886,661 shares of Common Stock concurrently with the closing of the Offerings, (vi) the sale of 1,074,052 shares of Common Stock to Philips and Zenrin at an assumed price of $12.16 per share concurrently with the closing of the Offerings (the "Direct Placement"), (vii) the filing of amendments to the Company's Certificate of Incorporation authorizing 150,000,000 shares of Common Stock and 5,000,000 shares of undesignated Preferred Stock and eliminating the Company's existing Preferred Stock, (viii) the cancellation of options to purchase 166,667 shares of Common Stock upon the closing of the SEI Merger, (ix) no exercise of rights by certain existing stockholders to sell Common Stock to Philips subsequent to June 30, 1996 and
(x) no exercise of options to purchase shares of Common Stock subsequent to June 30, 1996. The number of shares of Common Stock that will be issued upon conversion of the shares of Preferred Stock issued in the Private Financing, and the number of shares of Common Stock that will be issued in the Direct Placement, have been calculated based on an assumed initial public offering price of $13.00 per share and will be adjusted based on the actual initial public offering price. See "Sale of Shares to Philips and Zenrin," "Certain Transactions," "Principal Stockholders," "Description of Capital Stock" and "Underwriting," and Notes 2, 7 and 11 to the NavTech Consolidated Financial Statements.

                                ----------------

  NavTech, SEI EnRoute, SEI and SEI Information Technology are trademarks and/or service marks or registered marks of the Company. All other marks appearing in this Prospectus are marks of the respective companies that own or utilize them.

                                 RISK FACTORS

  In addition to the other information in this Prospectus, investors should carefully consider the following risk factors when evaluating an investment in the Common Stock offered hereby. This Prospectus contains certain forward looking statements that involve risks and uncertainties. The Company's actual results could differ materially from the results discussed in the forward looking statements, as a result of the factors discussed in "Risk Factors" below, in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in "Business," as well as those discussed elsewhere in this Prospectus.

HISTORY OF SUBSTANTIAL LOSSES AND ANTICIPATED FUTURE LOSSES

  Since its incorporation in 1985, the Company has been primarily engaged in developing its database and through June 30, 1996 has generated minimal revenue from the licensing of its database. NavTech incurred net losses of $56.9 million and $37.1 million for the year ended December 31, 1995 and the six month period ended June 30, 1996, respectively. As of June 30, 1996, the Company had an accumulated deficit of $198.2 million. Concurrently with the closing of the Offerings, NavTech will acquire SEI. SEI had net losses of $2.0 million and $3.0 million for the fiscal year ended September 30, 1995 and the nine month period ended June 30, 1996, respectively. The pro forma net loss for NavTech combined with SEI for the year ended December 31, 1995 and the six month period ended June 30, 1996 would have been $67.2 million and $43.3 million, respectively. Approximately $39.8 million of the purchase price for SEI will be allocated to purchased intangibles and amortized on a straight-line basis over five years from the date of the SEI Merger. The Company must be evaluated in light of the problems, delays, expenses, uncertainties and complications frequently encountered in connection with a business addressing a developing market. To address these risks, the Company must, among other things, continue to respond to a developing market for its database, to complications in distributing its database, to future capital needs and to risks associated with managing the transition from a development organization to a commercial production organization. The Company has not been profitable since inception and anticipates that it will continue to incur annual operating losses for at least the next five years. Achieving profitability will be dependent upon, among other things, significant unit sales of Route Guidance Products utilizing the Company's database and the Company's ability to realize sufficient license fees for use of its database. No assurance can be given that the Company's database or its customers' products will achieve significant unit sales or that the Company will achieve profitable operations in the future. In its independent auditors' report on the Company's consolidated financial statements included herein, KPMG Peat Marwick LLP indicates that the Company has had recurring losses from operations since inception and requires significant additional financing which raise substantial doubt about the Company's ability to continue as a going concern. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," Independent Auditors' Report and Note 1 to the NavTech Consolidated Financial Statements.

NEW AND EMERGING MARKET; UNCERTAINTY OF MARKET ACCEPTANCE

  The markets for products that use the Company's database are new and emerging. The Company believes that the most important commercial application for its database will be Route Guidance Products. The Company's success depends upon both the development of a market for Route Guidance Products and upon the utilization of the Company's database in Route Guidance Products. The Company does not intend to develop or market its own Route Guidance Products. There are significant uncertainties as to whether a large market for these products will ever develop and if it does, whether it will develop at a rate and to the extent that will enable the successful commercialization and significant unit sales of Route Guidance Products utilizing the NavTech database. Route Guidance Products can be either factory-installed, dealer-installed or sold as aftermarket products. The Company is heavily dependent on automotive electronics manufacturers to complete the development and introduction of Route Guidance Products and on vehicle manufacturers to offer such products with their vehicles. To date, only a few vehicle manufacturers have introduced vehicles in the United States and Europe that are equipped with a Route Guidance Product. Although many of the Company's customers are making significant investments to develop Route Guidance Products, and certain of the Company's customers have introduced Route Guidance Products utilizing the NavTech database, sales of such products have been very limited and there can be no assurance that such products or any future products that may be developed by such customers or others will achieve significant unit sales. The Company does not expect significant unit sales of Route Guidance Products in the United States or Europe for at least three to five years. According to industry sources, the design cycle time for vehicles sold in North America and Europe can be as long as four to seven years. The Company believes that demand for Route Guidance Products will be price-sensitive and that such products are unlikely to achieve significant unit sales unless and until prices decline substantially. The Company has no control over the pricing of Route Guidance Products that utilize its database and, therefore, cannot provide any assurance that any such products will reach the price points necessary to achieve significant unit sales. If Route Guidance Products utilizing the Company's database fail to achieve significant unit sales, the Company's business, financial condition and results of operations will be materially adversely affected.

  In addition to Route Guidance Products, the Company has identified other products and services, such as fleet management and personal navigation applications, that could utilize its database. Although third parties are developing such products and services, there can be no assurance that any of such products or services will achieve significant unit sales or that the Company's database will be utilized with any such products or services. There can be no assurance that even if route guidance and such other products and services attain significant unit sales, the Company will be able to license its database at prices that will result in the Company achieving profitable operations. The development of alternatives to Route Guidance Products, such as "off-board" navigation products that receive navigation and traffic information via wireless communications, could delay or limit acceptance of Route Guidance Products or render them obsolete. There can be no assurance that the Company will be successful in participating in the market for any alternative navigation products, and therefore the development of such alternate navigation products could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company believes that the availability of regular database updates will be an important factor in commercial acceptance of the NavTech database by manufacturers of Route Guidance Products. The Company also believes that the ongoing licensing of database updates to end users will be an important source of future revenue. However, the completion and updating of the NavTech database will continue to involve significant costs. There can be no assurance that the market for updates of the NavTech database will develop or that demand for the NavTech database will be sufficient to justify the costs of completing geographic coverage of and updating of the database in the United States and Europe. See "Business--Industry Background," "Business--The NavTech Database," "Business--Marketing and Database Distribution" and "Business-- Customers."

DEPENDENCE ON SUCCESS OF THIRD-PARTY ROUTE GUIDANCE PRODUCTS

  The Company's business is critically dependent upon the timely introduction and successful marketing and sale of Route Guidance Products that utilize the NavTech database. The Company, however, has no control over any of its customers' hardware or software design, user interface, product functionality, product quality, pricing strategy, release dates, market positioning, product promotion or distribution, all of which affect Route Guidance Product success and, therefore, the Company's financial results. In addition, the Company's license agreements with its customers are non-exclusive, and such customers have no contractual obligations either to produce and market Route Guidance Products or to utilize the Company's database with their Route Guidance Products. If the Company is unable to maintain its customer base, its future operating results and its ability to achieve profitability will be materially adversely affected. The Company cannot be certain that automotive electronics manufacturers that have introduced products incorporating the NavTech database will be successful or will continue to utilize the NavTech database in connection with such products, or that other products currently under development by automotive electronics manufacturers will be completed or introduced, achieve significant unit sales or utilize the NavTech database. The Company is also dependent upon automotive electronics manufacturers to market their products to vehicle manufacturers and retail distributors and train vehicle dealers on the sale and use of Route Guidance Products. If products utilizing NavTech's database do not generate significant unit sales, the Company's revenue from initial database licenses and the Company's opportunity to license database updates to end users of such products will be materially adversely affected. See "Business--Industry Background," "Business--The NavTech Database," "Business--Marketing and Database Distribution" and "Business--Customers."

FUTURE CAPITAL NEEDS

  The Company's operations to date have required substantial amounts of capital. Through June 30, 1996, the Company has invested more than $200 million in the development of its business, principally to create and update the NavTech database, to establish a field organization and to develop technology and software. The Company expects to require substantial additional infusions of capital to complete development of its database and to fund its operations. The Company is dependent upon the net proceeds from the Offerings and from future financings to continue to fund its operations. The net proceeds from the Offerings are currently estimated to be $125.6 million, and the Company anticipates proceeds of approximately $13.1 million from the Direct Placement. The Company believes that the net proceeds from the Offerings and the Direct Placement, together with other available cash resources, will be sufficient to meet the Company's cash needs for the next 18 months. The Company will need to raise significant additional funds to support its operations after such period.

  The Company expects to continue to incur annual operating losses for at least the next five years. Prior to achieving profitability, in addition to the funds being raised in the Offerings and the anticipated proceeds from the Direct Placement, the Company expects to require funds currently estimated at approximately $250 million, although the required amount could be substantially greater. The actual funds required by the Company will depend upon many factors, including the extent and timing of the introduction of products utilizing the NavTech database, unit sales of such products, the rate of expansion of database coverage, the cost of updating the database, the ability to generate revenue from the licensing of the NavTech database, the amount of funds the Company raises in the Offerings and the Direct Placement, strategic investment or acquisition opportunities and operating results. In any event, the Company will need to raise significant additional funds to support its operations before profitability can be achieved and may seek to raise additional funds before 1998. There can be no assurance that any additional funds will be available to the Company on acceptable terms, or at all, when required by the Company. Philips, the Company's largest stockholder, may in the future agree to make additional investments and may make purchases of Common Stock in the open market, in negotiated transactions or otherwise in its discretion from time to time. However, other than the Direct Placement, there is no contractual or other commitment by Philips or by any other third party to provide additional funds, and Philips has indicated to the Company that it has no present intention to make any additional investment in the Company. If additional funds are raised by issuing equity securities, there will be dilution to the ownership interest of existing stockholders and there may be dilution to the Company's earnings per share, if any. The inability to obtain funds as needed on reasonable terms would have a material adverse effect on the Company's business, financial condition and results of operations. If such funds are not available, the Company may be required to delay development of portions of its database, to forego market opportunities, to obtain funds through arrangements with strategic partners or others that may require the Company to relinquish material rights to certain of its technologies or potential markets or otherwise to curtail or discontinue its operations. See "Use of Proceeds," "Sale of Shares to Philips and Zenrin," "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions."

NEED TO DEVELOP DISTRIBUTION CAPABILITY AND END USER SUPPORT

  The Company's database is presently licensed to automotive electronics manufacturers who market their Route Guidance Products to vehicle manufacturers for factory installation or as dealer-installed options in new vehicles and to the aftermarket. In addition, an important element of the Company's strategy is to realize revenues from licensing of updates of its database to end users. Unless the Company is able to market and distribute its database directly to end users, the Company will be dependent on third parties to market and distribute the database and updates for use in vehicles. There can be no assurance that third parties will be willing or able to effectively undertake such marketing and distribution efforts. The Company intends to develop a substantial sales and marketing organization and a distribution mechanism to market and distribute its database. Distribution of both initial copies of the Company's database and updates is a complex process. Effective marketing and distribution of the Company's database will require, among other things, cooperation by automobile electronics manufacturers, vehicle manufacturers, dealers and others to identify end users. Privacy and confidentiality issues may inhibit the Company's ability to obtain such information. The Route Guidance Products that currently utilize the Company's database employ proprietary technology, which requires the Company to create customer-specific versions of its database. In addition, only a specific regional portion of the Company's database is provided with each Route Guidance Product, which further complicates distribution logistics of the database. Due to the size and scope of the database and the need to deliver geographic and customer-specific versions of the database, the Company will need to establish an efficient distribution capability. In Europe, the Company has contracted to use a third party for certain aspects of its distribution. If licensing of the Company's database grows rapidly, the Company could experience difficulties in delivering the appropriate portion of its database to its customers and end users on a timely basis. The failure of the Company to establish the necessary sales, marketing and database distribution infrastructure could have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company believes that timely and effective customer and end user support will be important to the successful introduction of Route Guidance Products and other products using its database. The Company intends to rely in part on the experience of its SEI subsidiary and third parties to provide customer and end user support. NavTech currently provides end user support in the United States through a telephone "help desk." If use of the Company's database increases significantly in the United States, there can be no assurance that the Company's help desk organization will be successful in expanding its capabilities to provide the support required by end users. In Europe, the Company currently offers first level help desk capability through a third party, with the Company's limited capability as back-up. There can be no assurance that the Company will be successful in developing a more comprehensive help desk capability in Europe in a timely and cost-effective manner. Inadequate or poor quality customer support could materially and adversely impact the market acceptance of Route Guidance Products and other navigation products and, consequently, the Company's business, financial condition and results of operations. See "Business--The NavTech Database" and "Business--Marketing and Database Distribution."

RELATIONSHIP WITH AND CONTROL BY PHILIPS

  Since 1988, the Company has had a strategic relationship with Philips, which has provided approximately $148 million in equity financing to the Company. As a result of its investments in the Company and purchases of shares from third parties, Philips holds 18,555,345 shares of the Company's Common Stock. In addition, Philips has agreed to purchase shares from the Company in the Direct Placement at the initial public offering price less the underwriting discount and 250,000 shares of the Company's Common Stock from an SEI employee at the initial public offering price less the underwriting discount, immediately following the SEI Merger.

  Upon the closing of the Offerings and the Direct Placement, Philips will own 48.0% of the outstanding shares of Common Stock and will have four representatives on the Company's nine member Board of Directors. Thus, Philips, acting alone, will have significant voting power and will have power to exercise effective control over all actions affecting the Company's operations, including actions requiring stockholder approval, such as the election or removal of the Company's entire Board of Directors, amendments to the Company's Restated Certificate of Incorporation, or mergers or other change in control transactions involving the Company. Philips, together with other holders of Common Stock, may act by written consent to take such actions at any time, including the election or removal of directors. Certain contractual limitations on Philips' voting rights and representation on the Company's Board of Directors that are currently in effect will terminate upon the closing of the Offerings. Philips has agreed to vote its shares to elect
T. Russell Shields, the Company's Chairman of the Board of Directors and Chief Executive Officer, to the Company's Board of Directors so long as Mr. Shields together with his family beneficially owns at least 10% of the Company's outstanding Common Stock. Following the closing of the Offerings, Mr. Shields and his family will beneficially own approximately 13.5% of the Company's outstanding Common Stock.

  Philips may in the future agree to make additional investments in the Company and may make purchases of the Company's Common Stock in the open market, in negotiated transactions or otherwise in its discretion from time to time. However, other than the Direct Placement, Philips is not contractually obligated to purchase any additional shares and has indicated to the Company that it has no present intention to make any additional investment in the Company. Until three years after the closing of the Offerings, Philips has agreed not to acquire more than 75% of the Company's outstanding Common Stock without the approval of a majority of the disinterested members of the Board of Directors, except in response to tender or exchange offers or in the case of mergers and similar transactions or because of actions by the Company or others that Philips cannot prevent. In addition, for five years following the closing of the Offerings, Philips has agreed to give the Company's other stockholders the right to participate on equal terms in any sale by Philips of all or substantially all of its equity interest in the Company other than in an underwritten public offering.

  Other than a 180-day lock-up agreement entered into with the Underwriters and as described above, there are no contractual restrictions on the ability of Philips to sell shares of the Company's Common Stock; however, the sale of any shares by Philips will be subject to the volume limitation and other provisions of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). If the Company effects a future registration of its shares of Common Stock, Philips may request inclusion of its shares of Common Stock in such registration, subject to certain exceptions. In addition, beginning on the third anniversary date of the Offerings, Philips has a contractual right to require registration of its shares of Common Stock. In addition, at any time prior to or after such three year period, Philips could cause or agree with the Company to cause registration of its shares of Common Stock. Sales by Philips of substantial amounts of Common Stock in the public market after the Offerings could adversely affect the prevailing market price of the Common Stock. See "Shares Eligible for Future Sale."

  Philips currently manufactures and sells Route Guidance Products that compete with products offered by the Company's other customers, and Philips may develop and commercialize other competitive products in the future. Philips also has developed and continues to independently develop and acquire intellectual property and other rights that could be competitive with those of the Company or its customers. The Company's contracts with Philips and other major customers extend most favored customer terms and prices for similar applications, quantities and territories. Philips is not contractually restricted in competing with the Company or licensing or selling rights to, or otherwise cooperating with, others who may compete directly or indirectly with the Company. Any such competition or cooperation could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company's relationship with Philips may deter Philips' competitors from using the Company's database. See "Sale of Shares to Philips and Zenrin," "Certain Transactions," "Principal Stockholders" and "Description of Capital Stock."

FLUCTUATIONS IN OPERATING RESULTS

  The Company derives its revenue from license and distribution activities and consulting services. The Company's period-to-period results may fluctuate substantially as a result of a variety of factors, such as order deferrals for products and services using the Company's database as a result of product, market or technology-related announcements by third parties; the number of potential end users of products incorporating the Company's database; cyclicality in the automotive, electronics or other industries that may utilize the Company's database; delay in the production or shipment of new or enhanced versions of the Company's database or products incorporating such database; delays in revenue recognition due to the timing of customer reporting of database usage; and the mix of revenues between license and distribution activities and consulting services. In addition, if there is a downturn in the automotive or electronics industry generally, the manufacturers of products that utilize the Company's database could delay or cancel development, marketing and production of such products. As a result, any downturns in the automotive industry or the electronics industry could have an adverse effect on the

Company's business, financial condition and results of operations. In the near term, the Company expects a substantial majority of its revenue to be derived from consulting services performed through SEI. Factors that could affect the operating results of SEI include the timing of completion of major projects, the ability to attract business from new and existing customers, fluctuations in the number of consulting personnel, the extent to which consulting personnel are utilized on client projects and the extent of competition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION

  The Company's principal map database competitors are Etak, Inc. ("Etak") in the United States and the United Kingdom and TeleAtlas B.V. ("TeleAtlas") in Europe, excluding the United Kingdom. Sony Corporation recently acquired Etak from News Corporation Limited. Robert Bosch GmbH owns 50% of TeleAtlas.
The Company expects to experience significant competition from TeleAtlas and Etak. The Company could face competition from additional competitors in the future. Etak and TeleAtlas, together with their corporate parents, each may have substantially greater financial resources and research and development, marketing and other capabilities than the Company. There can be no assurance that the Company will be able to compete successfully in the future or that competitive pressures will not result in price reductions for the Company's database and distribution services that could materially adversely affect the Company's business, financial condition and results of operations. SEI's software and systems consulting services business faces substantial competition from larger consulting firms, including nationally recognized accounting firms and other professional service organizations, many of which have substantially greater financial resources and other capabilities than the Company. The Company's failure to be competitive in the software and systems consulting services business could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Competition."

MANAGEMENT OF GROWTH AND NEED TO HIRE SUBSTANTIAL ADDITIONAL PERSONNEL

  The Company is continuing to expand the detailed city and intertown areas covered by its database and the personnel and systems required to support the expanding coverage of the database. In addition, the Company anticipates further increases in its field and other personnel over the next several years. The Company's future performance will depend in part on its ability to manage such growth, and such growth will continue to place significant demands on the Company's administrative, operational and financial resources. The failure of the Company to effectively manage its growth could have a material adverse effect on its business, financial condition and results of operations. As the Company commercializes its database, it will need to hire additional employees for the marketing, production and distribution of its database and database updates. In recent years, the Company has substantially increased its staff and expects to continue to do so in the future. There can be no assurance that the Company will be successful in hiring and assimilating such personnel. In addition, if the Company grows, the Company will need to upgrade its financial and management information systems. There can be no assurance that the Company will be successful in building the necessary infrastructure, including the hiring of the requisite personnel, to make a successful transition from a predominantly database development organization to a commercial production, sales and distribution organization. See "Business-- Employees" and "Management."

NEED TO HIRE ADDITIONAL OFFICERS; DEPENDENCE ON KEY PERSONNEL

  A number of the Company's key management personnel, including Ronald A. Brumback, NavTech's President and Chief Operating Officer, as well as other management, support and technical personnel, have recently joined NavTech. The Company is also in the process of recruiting executives for several other key positions, including President, NavTech North America; President, NavTech Europe and Vice President, Corporate Sales and Marketing. The Company's performance depends, in significant part, upon the continued services of T. Russell Shields, its Chairman of the Board and Chief Executive Officer, as well as numerous other management, support and technical personnel. The loss of services of Mr. Shields, or a significant number of such other personnel, could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company can attract sufficient numbers of new personnel to complete its database in a timely manner or that existing personnel will not leave the Company to pursue other opportunities. See "Business--Employees" and "Management."

DATABASE DEVELOPMENT RISKS

  The Company believes the market for its database is dependent upon the extent of its content and geographic coverage. The Company's future success will depend in part on its ability to further expand the content and geographic coverage of its database. The Company must also update the information in its database. There can be no assurance that the Company will be successful in expanding and updating its database on a timely basis, or that such efforts will be well-received in the marketplace. The Company, through its European subsidiary, European Geographic Technologies B.V. ("NavTech Europe"), began database development more recently in Europe than in the United States and the European coverage is not as complete as in the United States. The Company must extend its database coverage in Europe, particularly in the United Kingdom, the Netherlands, Scandinavia, Spain and central and southern Italy, in order to compete effectively across Europe and to support the product introduction plans of automotive electronics manufacturers. Certain portions of the Company's European database must also be upgraded to meet full NavTech specifications. While the Company has announced a projected database coverage completion schedule, the schedule has in the past changed and the Company believes it is likely to change in the future depending upon strategic decisions, including customer requests, expected market need for particular detailed city or intertown coverage, costs of completion, financial constraints and other operational issues. The Company has in the past and may in the future alter its schedule for completing certain portions of the database. If the Company fails to develop and deliver its database in a timely manner, the Company's customers could choose an alternative database, if one is available, which may have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--The NavTech Database."

RISKS ASSOCIATED WITH ACQUISITION OF SEI AND NAVTECH EUROPE OPERATIONS

  The Company entered into an agreement in June 1996 to acquire SEI effective concurrently with the closing of the Offerings. The integration of the operations of SEI following the closing of the SEI Merger will require the dedication of management resources which may detract attention from the day-to-day business of NavTech. Historically, SEI has provided critical software development and support services to the Company and certain of NavTech's customers. The Company is unable to predict what effect, if any, the SEI Merger will have on SEI's or NavTech's ability to maintain existing customer relationships, to retain employees, to attract qualified personnel, or to secure additional future consulting business. SEI's results of operations have been and will continue to be dependent on its ability to attract business from new and existing customers. Pursuant to the SEI Merger, NavTech will be the successor to all of SEI's liabilities, known and unknown. Although NavTech is indemnified for certain of SEI's liabilities (subject to amount and time limitations), there can be no assurance that such indemnification will be adequate. In September 1994, the Company acquired substantially all of the stock of NavTech Europe, its European affiliate. The Company has incurred and expects to continue to incur substantial costs to expand database content and coverage in Europe and the Company continues to work to integrate the NavTech Europe operations with its United States operations. There can be no assurance that the Company will be successful in upgrading its European database content and coverage or integrating its European and North American operations and the failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

RISKS OF INTERNATIONAL OPERATIONS AND FOREIGN CURRENCY FLUCTUATIONS

  The Company has substantial operations in Europe and expects a significant portion of its expenses and potential revenues will be generated by NavTech Europe. Accordingly, the Company's operating results are subject to the risks of doing business in foreign countries, including compliance with, or changes in, the laws and regulatory requirements of various foreign countries and the European Community, difficulties in staffing and managing foreign subsidiary operations, taxes, trade barriers and business interruptions. In addition, all of NavTech Europe's expenses and revenues are denominated in foreign currencies. The Company historically has not engaged in activities to hedge its foreign currency exposure and has no plans to do so in the foreseeable future. Accordingly, the Company is, and will continue to be, subject to risks related to foreign currency fluctuations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INTELLECTUAL PROPERTY

  The Company's success and its ability to compete are dependent, in part, upon its ability to establish and protect its intellectual property rights. The Company primarily relies on a combination of copyright laws, trade secrets and contractual rights to establish and protect its intellectual property rights in its database, software and related technology. The laws of some foreign countries do not protect the Company's database, software or related technology to the same extent as the laws of the United States. There can be no assurance that the steps taken by the Company to establish and protect its intellectual property will be sufficient to prevent misappropriations or that the Company's current or potential competitors will not develop databases, software or technologies that are substantially equivalent or superior to those of the Company. While the Company's database and software are protected in part by copyright and trade secrets protection, copyright protection does not extend to facts, and thus does not restrict the ability of a competitor to independently develop substantially the same database. There can be no assurance that the Company's competitors will not independently create a database containing substantially the same facts as the Company's database. Also, there can be no assurance that the Company's trade secrets will not become known or be independently discovered by competitors.

  The Company's database is a compilation of public domain, licensed, otherwise-acquired and independently developed information obtained from various sources such as aerial photographs, commercially available maps and data, government records, other data sources and field observation. Various public authorities and private entities claim copyright or other ownership of or protection with respect to certain data and map information. The intellectual property laws governing databases, map information and related technology are unclear and are developing. The Company's general policy is to seek to obtain licenses or other rights where necessary or appropriate. There can be no assurance that the Company has obtained or will be successful in obtaining all such licenses or rights that may be necessary to use such information on reasonable terms or at all. While the Company believes that its database, software and related technology do not infringe any intellectual property rights of which it is aware, due to the uncertain and developing nature of this area of the law, there can be no assurance that claims of infringement or similar claims will not be asserted against the Company. See "Data Acquisition Risks; Governmental Approvals."

  The Company claims rights in its trademarks and service marks. Certain marks of the Company are registered in the United States. The Company has filed applications to register certain other marks in the United States and is investigating its right to use and register certain marks in Europe and elsewhere. Marks of others that are the same or similar to certain marks of the Company exist or may exist. There can be no assurance that the Company will be able to continue using certain marks or that certain of the Company's marks do not infringe the marks of others in North America, Europe or elsewhere. The Company has licensed others to use certain of its marks and expects to continue licensing certain of its marks in the future. No assurance can be given that others will not take actions that might materially and adversely affect the value of the Company's marks or reputation.

  The Company's database, software and related technologies may be used in a variety of new and evolving industries and markets. Several participants in these industries and markets hold patents relating to databases, software and related subject matter and additional patents may issue in the future. The validity, scope and enforceability of such patents is unclear. Moreover, since patent applications in the United States are not publicly disclosed until the patents issue, applications may have been filed that relate to the Company's database, software and related technologies. The Company does not believe that it infringes any patents of which it is aware; however, there can be no assurance that patent infringement claims will not be asserted against the Company. The ability of the Company's customers to develop and market products using the Company's database and software may also be materially affected by such patents. The existence and assertion of such patents may deter current and potential customers of the Company from developing and introducing products, with a corresponding adverse effect on the Company's operations. In the event that claims of infringement are asserted against current or potential customers of the Company, such customers may be required to obtain one or more licenses from third parties. There can be no assurance that any necessary licenses from third parties can or will be obtained at a reasonable cost or at all. Also, in the event that a customer of the Company is found to have infringed such patents, such customer may be subject to payment of substantial royalties or damages, or enjoined or otherwise prevented from marketing products which would incorporate the Company's database, software or related technologies. The Company's license agreements with its customers generally include mutual indemnity provisions which in certain cases may require indemnification by the responsible party for liabilities, costs and expenses arising out of potential violations of intellectual property rights. Depending upon the scope and applicability of such indemnification provisions, indemnity claims may be asserted against the Company. While the Company does not believe that it infringes any patents of which it is aware, there can be no assurance that such indemnification provisions and other actions by the Company will not result in indemnification claims or claims of direct or contributory patent infringement or patent infringement inducement. There can be no assurance that the outcome of any such claim would not have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company has in some cases engaged in negotiations and discussions, and entered into relationships, with customers regarding its database, software and related technologies without having executed definitive written agreements. The parties' respective rights and obligations under such circumstances may be unclear. In addition, without definitive written agreements, the Company's ability to develop, protect and exploit its database, software and related intellectual property may be impaired. There can be no assurance that the Company will be successful in executing definitive written agreements with all of its customers, and its failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

  The resolution of any claims related to the Company's intellectual property would generally involve complex legal and factual questions and would consequently be uncertain. In particular, resolution of such claims would likely entail considerable cost to the Company and diversion of efforts of management. The Company is currently involved in litigation with Etak, Zexel USA Inc. and its parent regarding alleged patent infringement, indemnification and related issues. See "--Etak Litigation" and "Business--Intellectual Property."

ETAK LITIGATION

  On November 18, 1994, Etak, the Company's primary competitor in the United States, filed suit against one of the Company's customers, Zexel USA, Inc. ("Zexel USA"), in the United States District Court for the Northern District of California, alleging that Zexel USA's Route Guidance Products infringe U.S. Patent Nos. 4,796,191 and 4,914,605 (the "Etak Patents"), and seeking monetary damages, the trebling of such damages for willful infringement and injunctive relief. Subsequently, Etak filed an amended complaint adding the Japanese parent of Zexel USA, Zexel Corporation ("Zexel Japan"), as a defendant. Etak has not filed any claims that allege that the Company's database or software infringes the Etak Patents. No trial date is currently set.

  On June 30, 1995, Zexel Japan filed a third-party complaint against the Company, seeking recovery of any and all damages awarded against Zexel Japan, and for costs and expenses incurred by Zexel Japan, in the litigation with Etak. The third-party complaint is based on certain alleged representations, warranties, indemnity and other provisions in license agreements between Zexel Japan and the Company, pursuant to which the Company provided certain software products to Zexel Japan which allegedly are used in Zexel USA's Route Guidance Product. Thereafter, the Company filed an answer to Zexel Japan's complaint, denying liability as asserted therein and asserting numerous affirmative defenses, and a counterclaim and cross-claim for indemnification against Zexel Japan and Zexel USA, respectively. The Company also filed claims against Etak seeking a declaration that the Etak Patents are invalid, unenforceable and not infringed by Zexel USA, and for

Etak's violation of the federal antitrust laws. Proceedings on the antitrust claims against Etak have been stayed pending the resolution of the underlying patent issues.

  If Etak prevails in the litigation, Zexel USA or Zexel Japan (collectively, "Zexel") could be enjoined from selling products incorporating the Company's proprietary technology and could be required to pay significant monetary damages to Etak. If the Etak litigation were to be resolved by a settlement, Zexel might be required to make substantial payments to Etak. If Zexel were to settle with, or be found liable to Etak and prevail on its indemnification claim against the Company, the Company could be required to pay substantial amounts to Zexel. Zexel and the Company are vigorously contesting all of Etak's claims. It is the Company's position that the Etak Patents are invalid, unenforceable and not infringed and, even if Zexel were to settle with or be found liable to Etak, the Company would have no indemnification obligation to Zexel. However, the Company cannot predict the ultimate outcome of the lawsuit. Patent litigation is highly complex and can extend for a protracted time, which can substantially increase the cost of such litigation. In connection with the Etak litigation, the Company has incurred, and expects to continue to incur, substantial legal fees and legal expenses. Although the Company cannot estimate with certainty its legal fees, legal expenses and potential liability, the Company has established an accrual on its financial statements at June 30, 1996 in an amount it believes to be a reasonable estimate of such legal fees and expenses. The Etak litigation has also diverted, and is expected to continue to divert, the efforts and attention of some of the Company's legal, management and technical personnel. Although the Company does not believe the outcome of the Etak litigation will have a material adverse effect on its business, financial condition or results of operations, an adverse result in the Etak litigation could have a material adverse effect on the Company's business, financial condition and results of operations, including, but not limited to, disruption of the Company's business relationship with Zexel and other customers and impairment of the market generally for Route Guidance Products. See "Business--Litigation."

DATA ACQUISITION RISKS; GOVERNMENTAL APPROVALS

  Data required to compile the Company's database is, in certain cases, available only from limited third-party sources and at significant cost. The Company has generally experienced more difficulty in acquiring data from third parties in Europe than in the United States. Depending on the nature, scope and extent of the Company's use of third-party data in the creation and updating of its database, and upon the actual or possible assertion of rights in such data by third parties, the Company seeks to enter into agreements with third parties under which it acquires necessary or appropriate rights and licenses with respect to such data. The Company has not entered into such agreements in all geographic areas and no assurance can be made that the Company will be successful in securing such agreements on terms acceptable to the Company or at all. Even in the cases where the Company has entered into data acquisition agreements, the Company's rights and licenses may be limited in scope and duration and subject to various other terms and restrictions which may impair or delay the Company's expansion, updating and distribution of its database. It is unclear whether the Company will be successful in restructuring or renewing such agreements if and when necessary. The Company's inability to obtain the data or rights in data necessary to expand, update and distribute its database, or any significant increase in the cost thereof, could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--The NavTech Database."

  Certain governmental authorities, mapping agencies, military institutes and other political bodies, particularly in European jurisdictions, have acquired by contract or otherwise possess certain rights to inspect portions of the Company's database prior to commercial distribution thereof and certain limited rights to require permits for, or to prevent, distribution of the Company's database for certain purposes or under limited circumstances. The Company may encounter similar situations in the United States and Canada. While it is unclear whether or not any such rights will be asserted against the Company, the assertion thereof could delay or impair distribution of the Company's database and, consequently, have a material adverse effect on the Company's business, financial condition and results of operations. In addition, certain laws and regulations, particularly in European jurisdictions and Canada, may otherwise restrict or impair the activities of the Company in expanding, updating and distributing its database. The applicability, if any, of such laws and regulations to the Company's activities is unclear. While the Company is not aware of any such laws or regulations in the United

States, similar laws and regulations may also be enacted or promulgated in the United States. To the extent such laws or regulations are deemed applicable to the Company's activities, there could be a material adverse effect on the Company's business, financial condition and results of operations.

RISKS OF PRODUCT LIABILITY

  The commercialization of the Company's database and updates for certain applications, including Route Guidance Products and other navigation products, involves an inherent risk of product liability claims and associated adverse publicity. In addition, certain of the Company's current or prospective customers may delay market introduction of Route Guidance Products and other products because of product liability concerns. Product liability claims could arise, for example, out of accidents involving use of Route Guidance Products, inadequate warnings and instructions, an outdated database or database errors. Product liability claims present a risk of protracted litigation, substantial money damages, attorneys' fees, costs and expenses, and diversion of management attention. In an attempt to mitigate the risks of product liability claims, the Company relies, in part, on disclaimers, limitations of liability and indemnity provisions contained in license agreements with its customers. There can be no assurance that any of these disclaimers, limitations of liability and indemnity provisions will in fact be provided or that they will prove to be effective. The Company's license agreements with its customers generally include mutual indemnity provisions which in certain cases may require indemnification by the responsible party for liabilities, costs and expenses arising out of potential product liability claims. If any product liability or indemnity claims are asserted against the Company or its customers, such claims could have a material adverse effect upon the Company's business, financial condition and results of operations.

DATABASE WARRANTY RISKS

  The Company's license agreements with automotive electronics manufacturers and other customers typically include a warranty that the Company's database is 97% complete and accurate against ground truth at the time of delivery. A similar warranty may also be provided to end users. Although certain of the Company's license agreements limit warranty remedies to replacement of database copies or refund of license fees, others do not contain such limitations. The Company has not incurred significant costs in connection with its warranties and has not established a reserve for future warranty-related costs. Other than the limited warranty described above, the Company's license agreements generally disclaim warranties, express and implied, including warranties of merchantability and fitness for particular purposes. It is the Company's general policy to require its licensees to include similar disclaimers in end user license agreements. There can be no assurance that the Company's or its licensees' disclaimers will be sufficient to protect the Company in connection with any warranty or other claims that may be asserted against the Company. Any failure by the Company to comply with its warranty obligations and the absence or ineffectiveness of warranty or other disclaimers could expose the Company to claims for substantial monetary damages and have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Database Warranty."

RELIANCE ON THIRD PARTY DATA CENTERS

  The Company currently relies on two commercial service bureaus, one in the United States and one in Europe, for all of its mainframe computer data center operations. This reliance involves certain risks. Although the Company has taken precautions to protect itself and its customers from events that could interrupt delivery of the Company's database, there can be no assurance that such precautions will be adequate. These precautions include off-site storage of back-up data and fire protection and physical security systems. Notwithstanding these precautions, there can be no assurance that a fire, earthquake, other natural disaster or any other interruption affecting either of the data centers would not impair the Company's database operations or create significant downtime. Any significant damage to or downtime at either of the data centers used by the Company could have a material adverse effect on the Company's business, financial condition and results of operations, at least until an alternative site could become operational.

  The Company may establish its own data center operations in the future to obtain greater financial and operational control. However, such a transition would involve risks of successful transfer of the operations and will require the Company to significantly expand its operations and to develop the expertise required to manage the data center operations internally. There can be no assurance as to when or if the Company will establish its own data center operations or whether a transfer of data center operations would be successful.

NO PRIOR MARKET; VOLATILITY OF SHARE PRICE

  Prior to the Offerings, there has been no public market for the Common Stock of the Company, and there can be no assurance that an active public market will develop or be sustained after the Offerings or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined by negotiations among the Company, the Representatives and the Lead Managers. See "Underwriting" for a discussion of factors to be considered in determining the initial public offering price. Factors such as announcements of technological innovation, fluctuations in the Company's operating results, the introduction of new products by the Company's customers or its competitors, the formation or termination of relationships with customers, or changes in earnings estimates or recommendations by securities analysts may have a significant impact on the market price of the Company's Common Stock. In addition, the stock market has experienced volatility which has particularly affected the market prices of equity securities of companies which have recently had initial public offerings and which often has been unrelated to the operating performance of such companies. These market fluctuations may adversely affect the price of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the Offerings, there has been no market for the Common Stock of the Company. The amount and timing of any future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time and the ability of the Company to raise equity capital in the future. The number of shares of Common Stock held by the Company's existing stockholders that will be available for sale in the public market following the Offerings is limited by restrictions under the Securities Act, and by lock-up agreements under which certain holders of such shares have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus without the prior written consent of Lehman Brothers. However, Lehman Brothers may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. As a result of these restrictions, based on shares outstanding as of June 30, 1996, (i) the 10,500,000 shares offered hereby and 786,767 additional shares will be eligible for sale on the date of this Prospectus, (ii) another 129,991 shares will be eligible for sale 90 days after the date of this Prospectus, (iii) an additional 18,655,514 shares will be eligible for sale 180 days after the date of this Prospectus (of which 16,258,963 will be held by Philips and other affiliates of the Company and therefore subject to volume limitations pursuant to Rule 144 under the Securities Act) and (iv) a further 11,171,743 shares (including the shares sold in the Direct Placement and issued in the SEI Merger) will become eligible for sale thereafter pursuant to Rule 144 under the Securities Act upon the expiration of their respective two-year holding periods. In addition, the Company intends to register on a registration statement on Form S-8 a total of 8,140,236 shares of Common Stock issuable upon exercise of outstanding options or reserved for issuance under the Company's stock option plans. Of these 8,140,236 shares, 11,463 shares that are not subject to lock-up agreements will be vested and eligible for sale (if the related options are exercised) beginning 90 days after the date of this Prospectus, an additional 1,173 shares will vest and become eligible for sale (if the related options are exercised) between 90 and 180 days after the date of this Prospectus and a further 871,396 shares that are subject to lock-up agreements will be vested and eligible for sale (if the related options are exercised) beginning 180 days after the date of this Prospectus. Beginning on the third anniversary date of the Offerings, Philips and Mr. Shields together with his family, who hold an aggregate of approximately 25,297,085 shares of Common Stock, have contractual rights to require registration of such shares. In addition, at any time prior to or after such three year period, such holders could cause or agree with the Company to cause registration of their shares of Common Stock. If such holders, by exercising their registration rights or by otherwise causing the Company to effect a registration of shares, cause a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price for the Company's Common Stock.
See "Description of Capital Stock--Registration Rights," "Shares Eligible for Future Sale" and "Underwriting."

IMMEDIATE SUBSTANTIAL DILUTION

  Purchasers of the Common Stock offered hereby will suffer an immediate and substantial dilution of $9.83 per share in the net tangible book value of the Common Stock from the initial public offering price. In addition, holders of the Common Stock will suffer future dilution upon the exercise of outstanding stock options. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 10,500,000 shares of Common Stock being offered by the Company hereby are estimated to be approximately $125,628,000 (approximately $144,772,000 if the U.S. Underwriters' and International Managers' over-allotment options are exercised in full) at an assumed initial public offering price of $13.00 per share after deducting the estimated underwriting discount and offering expenses.

  Concurrently with the closing of the Offerings, the Company anticipates selling an estimated 1,074,052 additional shares of Common Stock to Philips and Zenrin in the Direct Placement at the initial public offering price less the underwriting discount. The aggregate proceeds from the sale of shares to Zenrin in the Direct Placement will be $1,000,000. The aggregate proceeds from the sale of shares to Philips in the Direct Placement would be $12,055,000 ($41,782,000 if the U.S. Underwriters' and International Managers' over-allotment options are exercised in full and if Philips exercises its option in full to purchase additional shares upon exercise of such over-allotment options) based on an assumed initial public offering price of $13.00 per share and assuming that no stockholders exercise their rights to sell shares to Philips prior to the closing of the Offerings and no exercise of outstanding options prior to the Offerings.

  The Company intends to use the net proceeds from the Offerings and the Direct Placement for general corporate purposes, including working capital. The Company's specific working capital requirements will depend upon many factors, including the extent and timing of the introduction of products utilizing the Company's database, unit sales of such products, the rate of expansion of database coverage, the cost of updating the database, the ability to generate revenue from the licensing of its database and operating results. The Company is dependent upon the net proceeds and future financings to continue to fund its operations. The Company believes that the net proceeds, together with other available cash resources, will be sufficient to meet the Company's cash needs for the next 18 months. The Company will need to raise significant additional funds to support its operations after such period, and the Company may seek to raise additional funds before 1998. The Company has no present commitments or arrangements assuring it of any future debt or equity financing. Although the Company may pursue possible acquisitions of businesses, technologies or products complementary to those of the Company in the future, there are no present understandings, commitments or agreements with respect to any such acquisitions. Pending use of such net proceeds for the above purposes, the Company intends to invest such funds in short-term, interest-bearing, investment-grade obligations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

  The Company has never paid or declared cash dividends on its Common Stock or other securities. The Company currently anticipates that it will retain all of its future earnings, if any, for use in the expansion and operation of its business and does not anticipate paying any cash dividends in the foreseeable future.

                     SALE OF SHARES TO PHILIPS AND ZENRIN

   Philips has agreed to purchase from the Company in the Direct Placement concurrently with the closing of the Offerings, a number of additional shares of Common Stock that will result in Philips owning 48% of the outstanding shares of Common Stock. In addition, Zenrin has agreed to purchase in the Direct Placement shares of Common Stock at an aggregate purchase price of $1,000,000. Philips also has an option to purchase from the Company up to an additional number of shares that would result in Philips owning up to 48% of the outstanding shares of Common Stock upon the closing of any exercise of the U.S. Underwriters' and International Managers' over-allotment options. All of such shares to be purchased by Philips and Zenrin will be purchased at the initial public offering price, less the underwriting discount. Assuming an initial public offering price of $13.00 per share and no exercise of such over-allotment options, the number of shares Philips will purchase would be 991,782 shares and Zenrin will purchase 82,270 shares in the Direct Placement. The number of shares Philips will purchase in the Direct Placement will depend on (i) the initial public offering price of the Common Stock, which will affect the number of shares of Common Stock issued upon conversion of the Preferred Stock that was sold in the Private Financing and the number of shares to be sold to Zenrin in the Direct Placement, (ii) the number of outstanding options that are exercised prior to the closing of the Offerings, and (iii) the number of shares stockholders sell to Philips pursuant to certain contractual rights prior to the closing of the Offerings. Philips has indicated to the Company that it does not have a present intention to resell any shares purchased by it in the Direct Placement. See "Certain Transactions--Transactions with Philips."

                                CAPITALIZATION

  The following table sets forth the total capitalization of the Company as of June 30, 1996 (i) on an actual basis, (ii) on a pro forma basis to give effect to the conversion of all outstanding shares of Preferred Stock of the Company into Common Stock upon the closing of the Offerings and the issuance of 3,632,099 shares of Common Stock in connection with the SEI Merger (net of shares exchanged for shares of Common Stock held by SEI that will be accounted for as treasury stock on the Company's consolidated balance sheet) and (iii) as adjusted to give effect to the sale of the 10,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $13.00 per share (and after deducting the estimated underwriting discount and offering expenses), and the sale of 1,074,052 shares of Common Stock in the Direct Placement (based on an assumed initial public offering price of $13.00 per share):

                                                       JUNE 30, 1996
                                               -------------------------------
                                                                        AS
                                                ACTUAL    PRO FORMA  ADJUSTED
                                               ---------  ---------  ---------
                                                      (IN THOUSANDS)
Long-term debt and other obligations.......... $  14,988  $  15,343  $  15,343
Stockholders' equity (deficit):
 Preferred Stock, $0.001 par value; 20,000,000
  shares authorized, 14,592,282 issued and
  outstanding(1); 5,000,000 shares authorized,
  none issued and outstanding pro forma and as
  adjusted....................................        15        --         --
 Common Stock, $0.001 par value; 150,000,000
  shares authorized, 11,445,582 issued and
  outstanding; 32,265,266 shares issued and
  outstanding pro forma, 43,839,318 shares
  issued and outstanding as adjusted(2)(3)....        11         32         44
 Additional paid-in capital...................   191,170    254,683    393,354
 Treasury stock, at cost, 2,595,303 shares pro
  forma and as adjusted(4)....................       --     (26,472)   (26,472)
 Cumulative translation adjustment............     1,889      1,889      1,889
 Accumulated deficit..........................  (198,226)  (198,226)  (198,226)
                                               ---------  ---------  ---------
  Total stockholders' equity (deficit)........    (5,141)    31,906    170,589
                                               ---------  ---------  ---------
  Total capitalization........................ $   9,847  $  47,249  $ 185,932
                                               =========  =========  =========

- --------
(1) Includes shares issued in the Private Financing that are convertible into 2,886,661 shares of Common Stock based upon an assumed initial public offering price of $13.00 per share.

(2) Excludes shares of Common Stock issuable upon the exercise of outstanding options. As of June 30, 1996, there were (i) 2,474,360 shares of Common Stock issuable upon the exercise of outstanding options at a weighted average exercise price of $8.96 per share, and (ii) 5,332,542 shares of Common Stock available for grant of options under the Company's stock option plans, of which the Company has granted options to purchase 833,334 shares of Common Stock with an exercise price of $20.40 per share contingent on the closing of the SEI Merger. Also, in connection with the SEI Merger, the Company has agreed to issue, in substitution for shares of SEI common stock issuable upon exercise of outstanding SEI options, an aggregate of 333,334 shares of Common Stock at a price of $10.20 per share. See "Management--Employee Benefit Plans" and Note 7 to the NavTech Consolidated Financial Statements.

(3) Excludes Common Stock issuable upon exercise of an option held by a customer to convert up to $6.0 million of license fee credits into shares of Common Stock on December 31, 1998, at the then current fair market value of the Common Stock. See Note 5 to the NavTech Consolidated Financial Statements.

(4) Shares held by SEI and accounted for as treasury stock.

                                   DILUTION

  The pro forma net tangible book value of the Company as of June 30, 1996 was $(7,849,000), or $(0.26) per share of Common Stock. Pro forma net tangible book value per share is determined by dividing the pro forma tangible book value of the Company (total tangible assets less total liabilities) by the pro forma number of outstanding shares of Common Stock at that date after giving effect to the conversion of all outstanding shares of Preferred Stock into Common Stock and the SEI Merger. After giving effect to the sale of the 10,500,000 shares of Common Stock offered hereby at an assumed initial public offering price of $13.00 per share (after deducting the estimated underwriting discount and offering expenses) and 1,074,052 shares of Common Stock in the Direct Placement at the assumed initial public offering price per share less the estimated underwriting discount, the adjusted pro forma net tangible book value as of June 30, 1996 would have been $130,834,000 or $3.17 per share, representing an immediate increase in pro forma net tangible book value of $3.43 per share to existing stockholders and an immediate dilution of $9.83 per share to the new public investors. The following table illustrates this per share dilution:

   Assumed initial public offering price per share..............         $13.00
    Pro forma net tangible book value per share before the
     Offerings.................................................. $(0.26)
    Increase attributable to purchases in the Direct Placement..   0.32
    Increase attributable to new public investors...............   3.11
                                                                 ------
   Adjusted pro forma net tangible book value per share after
    the Offerings...............................................           3.17
                                                                         ------
   Dilution per share to new public investors...................         $ 9.83
                                                                         ======

  The following table summarizes, on a pro forma basis as of June 30, 1996, the differences between the existing stockholders, the purchasers in the Direct Placement (Philips and Zenrin) and the new public investors with respect to the number of shares of Common Stock purchased from the Company, the consideration paid to the Company and the average price per share paid:

                               SHARES PURCHASED  TOTAL CONSIDERATION   AVERAGE
                              ------------------ -------------------- PRICE PER
                                NUMBER   PERCENT    AMOUNT    PERCENT   SHARE
                              ---------- ------- ------------ ------- ---------
Existing stockholders........ 29,669,963   71.9% $228,908,000   60.5%  $ 7.72
Direct Placement to Philips
 and Zenrin..................  1,074,052    2.6    13,055,000    3.4    12.16
New public investors......... 10,500,000   25.5   136,500,000   36.1    13.00
                              ----------  -----  ------------  -----
 Total....................... 41,244,015  100.0% $378,463,000  100.0%
                              ==========  =====  ============  =====

  The above computations assume no exercise of stock options outstanding at June 30, 1996. As of June 30, 1996, there were (i) 2,474,360 shares of Common Stock issuable upon the exercise of outstanding options at a weighted average exercise price of $8.96 per share, and (ii) 5,332,542 shares of Common Stock available for grant of options under the Company's stock option plans, of which the Company has granted options to purchase 833,334 shares of Common Stock with an exercise price of $20.40 per share contingent upon the closing of the SEI Merger. The Company has agreed to issue in connection with the SEI Merger, in substitution for shares of SEI common stock issuable upon exercise of outstanding options, an aggregate of 333,334 shares of Common Stock at a price of $10.20 per share. To the extent that any of these options are exercised, there will be further dilution to the new public investors. The above computations also exclude 2,595,303 shares of Common Stock exchanged for shares held by SEI which will be accounted for as treasury stock on the Company's consolidated balance sheet upon the closing of the SEI Merger. See "Capitalization," "Management--Employee Benefit Plans" and Notes 7 and 11 to the NavTech Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated statement of operations data for the years ended December 31, 1993, 1994 and 1995, and consolidated balance sheet data as of December 31, 1994 and 1995 are derived from the consolidated financial statements of the Company, which have been audited by KPMG Peat Marwick LLP, independent auditors, and are included elsewhere in this Prospectus. The following selected consolidated statement of operations data for the years ended December 31, 1991 and 1992 and consolidated balance sheet data as of December 31, 1991, 1992 and 1993 are derived from audited financial statements not included in this Prospectus. The following selected pro forma combined statement of operations data for the year ended December 31, 1995 and the six month period ended June 30, 1996 and pro forma balance sheet data as of June 30, 1996 are derived from unaudited pro forma combined statements of operations and the unaudited pro forma combined balance sheet included elsewhere in this Prospectus. The data as of June 30, 1996 and for the six month period ended June 30, 1995 and 1996 have been derived from unaudited financial statements that have been prepared on the same basis as the audited financial statements and in the opinion of the Company, include all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the consolidated financial position and operating results for the unaudited periods. The consolidated and pro forma combined operating results for the six month period ended June 30, 1996 are not necessarily indicative of the results to be expected for any future period. The following selected data should be read in conjunction with the consolidated financial statements, related notes and the independent auditors' report appearing elsewhere in this Prospectus. Such report contains an explanatory paragraph that states that the Company has had recurring losses from operations since inception and requires significant additional financing which raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements and the following selected data do not include any adjustments that might result from the outcome of that uncertainty.

                                                                                          SIX MONTHS ENDED
                                        YEARS ENDED DECEMBER 31,                              JUNE 30,
                          ---------------------------------------------------------  ----------------------------
                                                                       1995                          1996
                                                                 ------------------            ------------------
                                                                             PRO                           PRO
                           1991      1992      1993      1994     ACTUAL   FORMA(1)    1995     ACTUAL   FORMA(1)
                          -------  --------  --------  --------  --------  --------  --------  --------  --------
                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
Revenue:
 Database license and
  distribution..........  $   923  $  2,120  $  1,093  $  1,721  $  3,377  $  3,377  $  1,577  $  1,486  $  1,486
 Consulting and contract
  services..............       --        --        --        --        --    25,600        --        --    13,315
 Other..................      203       202       762       765       296     2,209       150       105       791
                          -------  --------  --------  --------  --------  --------  --------  --------  --------
 Total revenue..........    1,126     2,322     1,855     2,486     3,673    31,186     1,727     1,591    15,592
Costs and expenses:
 Cost of revenue........       --        --        --        --        --    22,392        --        --    11,865
 Database creation and
  updating..............    2,102    10,589    18,713    31,075    40,359    40,359    19,078    20,341    20,341
 Software engineering
  and development.......    1,518     2,736     4,506     4,337     8,314    12,192     3,703     6,148     8,019
 Selling, general and
  administrative........    1,668     2,481     3,913     7,217    13,444    16,837     5,515    11,762    14,110
 Amortization of
  purchased intangibles.       --        --        --        --        --     7,951        --        --     3,976
                          -------  --------  --------  --------  --------  --------  --------  --------  --------
  Total costs and
   expenses.............    5,288    15,806    27,132    42,629    62,117    99,731    28,296    38,251    58,311
                          -------  --------  --------  --------  --------  --------  --------  --------  --------
Loss from operations....   (4,162)  (13,484)  (25,277)  (40,143)  (58,444)  (68,545)  (26,569)  (36,660)  (42,719)
Other income (expense)..     (330)     (198)     (575)     (959)    1,532     1,366     1,092      (458)     (574)
                          -------  --------  --------  --------  --------  --------  --------  --------  --------
Net loss ...............  $(4,492) $(13,682) $(25,852) $(41,102) $(56,912) $(67,179) $(25,477) $(37,118) $(43,293)
                          =======  ========  ========  ========  ========  ========  ========  ========  ========
Pro forma net loss per
 share .................                                         $  (2.58) $  (2.70)           $ (1.50)  $  (1.57)
                                                                 ========  ========            ========  ========
Shares used in per share
 computation............                                           22,038    24,887              24,788    27,637
                                                                 ========  ========            ========  ========

                                        DECEMBER 31,                     JUNE 30, 1996
                          ------------------------------------------- ---------------------
                           1991     1992      1993     1994    1995   ACTUAL   PRO FORMA(1)
                          -------  -------  --------  ------- ------- -------  ------------
                                                 (IN THOUSANDS)
CONSOLIDATED BALANCE
 SHEET DATA:
Cash and cash
 equivalents............  $ 2,726  $ 5,340  $  1,433  $30,220 $23,573 $17,432    $17,897
Working capital
 (deficit)..............     (784)   3,124    (1,070)  26,167  16,784   4,277        923
Total assets............    3,944    8,027     4,447   36,566  30,026  25,076     70,606
Long-term debt and other
 obligations ...........    6,397    7,845    12,525   15,900  20,095  14,988     15,343
Total stockholders'
 equity (deficit).......   (6,324)  (2,802)  (11,568)  14,512   1,803  (5,141)    31,906

- -------
(1) The pro forma combined statement of operations data for the year ended December 31, 1995 and the six month period ended June 30, 1996 reflect the effect of the SEI Merger as if it had occurred at the beginning of the periods presented. The pro forma combined balance sheet data as of June 30, 1996 reflect (i) the effect of the SEI Merger and (ii) the conversion of Preferred Stock to Common Stock upon the closing of the Offerings, as if each had occurred on June 30, 1996. See Unaudited Pro Forma Combined Financial Statements.

                                YEAR ENDED DECEMBER 31, 1995                  SIX MONTHS ENDED JUNE 30, 1996
                          --------------------------------------------  ---------------------------------------------
                                                    PRO FORMA                                      PRO FORMA
                                             -------------------------                      -------------------------
                          COMPANY     SEI    ADJUSTMENTS(1)   COMBINED  COMPANY     SEI     ADJUSTMENTS(1)   COMBINED
                          --------  -------  --------------  ---------  --------  --------  --------------  ---------
                                                 (in thousands, except per share data)
PRO FORMA COMBINED STATEMENT OF
 OPERATIONS DATA:
Revenue:
 Database license and
  distribution..........  $  3,377  $    --     $    --      $  3,377   $  1,486  $     --     $    --      $  1,486
 Consulting and contract
  services..............        --   25,600          --        25,600         --    13,315          --        13,315
 Affiliated consulting
  services..............        --    8,039      (8,039)(a)        --         --     5,962      (5,962)(a)        --
 Other..................       296    1,913          --         2,209        105       686          --           791
                          --------  -------     -------      --------   --------  --------     -------      --------
 Total revenue..........     3,673   35,552      (8,039)       31,186      1,591    19,963      (5,962)       15,592
                          --------  -------     -------      --------   --------  --------     -------      --------
Costs and expenses:
 Cost of revenue........        --   29,430      (7,038)(a)    22,392         --    16,665      (4,800)(a)    11,865
 Database creation and
  updating..............    40,359       --          --        40,359     20,341        --          --        20,341
 Software engineering
  and development.......     8,314    5,020      (1,142)(a)    12,192      6,148     2,840        (969)(a)     8,019
 Selling, general and
  administrative            13,444    3,252         141 (a)    16,837     11,762     2,541        (193)(a)    14,110
 Amortization of
  purchased intangibles.        --       --       7,951 (b)     7,951         --        --       3,976 (b)     3,976
                          --------  -------     -------      --------   --------  --------     -------      --------
 Total costs and
  expenses..............    62,117   37,702         (88)       99,731     38,251    22,046      (1,986)       58,311
                          --------  -------     -------      --------   --------  --------     -------      --------
Loss from operations....   (58,444)  (2,150)     (7,951)      (68,545)   (36,660)   (2,083)     (3,976)      (42,719)
Other income (expense)..     1,532     (166)         --         1,366       (458)     (116)         --          (574)
                          --------  -------     -------      --------   --------  --------     -------      --------
Net loss................  $(56,912) $(2,316)    $(7,951)     $(67,179)  $(37,118) $ (2,199)    $(3,976)     $(43,293)
                          ========  =======     =======      ========   ========  ========     =======      ========
Pro forma net loss per
 share .................  $  (2.58)                          $  (2.70)  $  (1.50)                           $  (1.57)
                          ========                           ========   ========                            ========
Shares used in per share
 computation............    22,038                2,849(c)     24,887     24,788                 2,849(c)     27,637
                          ========              =======      ========   ========               =======      ========

                                            JUNE 30, 1996
                               -----------------------------------------------
                                                        PRO FORMA
                                                 -----------------------------
                               COMPANY    SEI    ADJUSTMENTS(1)       COMBINED
                               -------  -------  --------------       --------
                                           (in thousands)
PRO FORMA COMBINED BALANCE
 SHEET DATA:
Cash and cash equivalents..... $17,432  $   465     $    --           $17,897
Working capital (deficit).....   4,277   (3,354)         --               923
Total assets..................  25,076   15,522      30,008(d)(e)(f)   70,606
Long-term debt and other
 obligations..................  14,988      355          --            15,343
Total stockholders' equity
 (deficit)....................  (5,141)   6,467      30,580(e)(f)(g)   31,906

- -------
(1) To arrive at the pro forma combined financial statements, the historical financial statements were adjusted to reflect:

  (a) Elimination of intercompany billings between the Company and SEI.
  (b) Amortization of purchased intangibles from the SEI Merger over an estimated useful life of five years.
  (c) An increase in the Company's Common Stock outstanding on an "as if converted" basis for the 3,632,099 shares of Common Stock issued in the SEI Merger (net of shares exchanged for shares held by SEI and accounted for as treasury stock on the Company's consolidated balance sheet).
  (d) Elimination of intercompany receivables and payables between the Company and SEI.
  (e) Exchange of the Company's Common Stock for outstanding shares of SEI common stock in the SEI Merger and recognition of purchased intangibles.
  (f) Exchange of 2,595,303 shares of the Company's Common Stock held by SEI and accounted for as treasury stock on the Company's consolidated balance sheet.
  (g) Conversion of the Company's outstanding Preferred Stock to Common Stock.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion of the financial condition and results of operations of the Company and SEI should be read in conjunction with the Financial Statements and the Notes thereto included elsewhere in this Prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors including, but not limited to, those discussed in "Risk Factors," "Business" and elsewhere in this Prospectus.

OVERVIEW

  NavTech is a leading developer and provider of navigable databases in the United States and Europe. From inception in August 1985 through 1991, the Company was primarily engaged in developing proprietary database creation software and methodologies, constructing its database in selected metropolitan areas for customer evaluations, developing application software to facilitate the use of its database in Route Guidance Products and establishing strategic relationships. During this period, NavTech also licensed its database technology to European Geographic Technologies BV ("EGT"), which had been formed by Philips and NavTech in 1990 to develop a European navigable database. In September 1994, the Company acquired EGT and accounted for the acquisition in a manner similar to a pooling of interests.

  From 1992 to the present, the Company has substantially increased its database creation capabilities, expanded its database coverage to include additional metropolitan areas and intertown coverage connecting metropolitan areas, established extensive field data collection and updating methodologies and organizations, enhanced its proprietary software systems and expanded its business development efforts. Commercial introductions of Route Guidance Products incorporating the Company's database commenced in late 1994 in both the United States and Europe. The Company expects to continue expansion of field operations to support the development and updating of new database coverage areas. NavTech also expects to make substantial investments to establish distribution, customer support and marketing functions to support commercial product introductions. The Company also plans to make substantial investments to develop software to facilitate use of the Company's database in Route Guidance Products and other applications.

  Concurrently with the closing of the Offerings, the Company will acquire SEI in the SEI Merger in exchange for 3,632,099 shares of the Company's Common Stock (net of shares exchanged for shares held by SEI which will be accounted for as treasury stock on the Company's consolidated balance sheet). Approximately $39.8 million of the purchase price will be allocated to purchased intangibles and amortized on a straight-line basis over five years from the date of the SEI Merger, resulting in a non-cash charge to operations of approximately $8.0 million per year. The principal components of purchased intangibles are the technical knowledge of SEI's employees, the ability to manage software engineering and development efforts internally and relationships with SEI's customers. SEI provides software and systems consulting and contract services to clients in a variety of industries. Since the Company's inception, SEI has provided consulting services to NavTech which have formed the basis of the Company's software engineering efforts, including the creation of its technology infrastructure and support for customer application development of Route Guidance Products. See Note 11 to the NavTech Consolidated Financial Statements.

  The Company's strategy is to generate licensing and distribution revenue through licensing its database to automotive electronics manufacturers for use in Route Guidance Products. The Company typically receives license fees in connection with its customers' sales of products that incorporate a portion of the Company's database. For Route Guidance Products, the Company's general policy is to charge a license fee for each copy of the database used in its customers' products. The Company also charges fees for services related to the distribution of copies of the database. To date the majority of the Company's license fees have been attributable to annual, non-refundable minimum license fees ("Minimum License Fees") under contracts for use of the NavTech database. The Company expects that Minimum License Fees will comprise a decreasing amount and proportion of total license revenue in the future. The Company also expects to earn revenue from database distribution and support services and from providing periodic database updates to end users. Minimum License Fees are recognized as revenue ratably over the licensing period. License and distribution revenue is recognized when the Company or its customers ship the database or products incorporating the NavTech database if collection is probable and remaining vendor obligations are insignificant.

  Revenue is also derived from consulting and contract services provided by SEI. Nearly all of SEI's consulting and contract services are provided under time and materials contracts. Revenue is recognized as services are performed. In the near term, the Company expects a substantial majority of its revenue to be derived from consulting and contract services performed by SEI.

  The Company has been unprofitable since inception and as of June 30, 1996, had an accumulated deficit of $198.2 million. The Company's operating expenses have increased substantially as the Company made investments related to the development and commercial introduction of its database. To date, all database creation and updating costs and software engineering and development costs have been expensed as incurred. The Company anticipates that operating expenses will continue to increase for the foreseeable future as it continues to develop and update its database, increase sales and marketing efforts and establish and expand database distribution capabilities. The Company anticipates that it will continue to incur annual operating losses for at least the next five years.

  The Company must be evaluated in light of the problems, delays, expenses, uncertainties and complications frequently encountered in connection with a business addressing a developing market. To address these risks, the Company must, among other things, continue to respond to a developing market for its database, to complications in distributing its database, to future capital needs and to risks associated with managing the transition from a development organization to a commercial production organization. No assurance can be given that the Company's database or its customers' products will achieve significant unit sales or that the Company will achieve profitable operations in the future.

  The markets for products that use the Company's database are new and emerging. The Company believes that the most important commercial application for its database will be Route Guidance Products. The Company's success depends upon both the development of a market for Route Guidance Products and upon the utilization of the NavTech database in such Route Guidance Products. The Company does not intend to develop or market its own Route Guidance Products. There are significant uncertainties as to whether a large market for Route Guidance Products will ever develop and if it does, whether it will develop at a rate and to the extent that will enable the successful commercialization and significant unit sales of Route Guidance Products utilizing the NavTech database.

  The Company has substantial operations in Europe and expects a significant portion of its expenses and potential revenue will be generated by NavTech Europe. All of NavTech Europe's expenses and revenue are denominated in foreign currencies. Fluctuations in the value of currencies in relation to the United States dollar have caused and will continue to cause dollar-translated amounts to vary from one period to another. The Company historically has not engaged in activities to hedge its foreign currency exposure and has no plans to do so in the foreseeable future.

NAVTECH RESULTS OF OPERATIONS

 Revenue

  To date, the Company has not realized any significant revenue from the licensing or distribution of its database. Total revenue was $1.9 million, $2.5 million and $3.7 million for 1993, 1994 and 1995, respectively, and $1.7 million and $1.6 million for the six month periods ended June 30, 1995 and June 30, 1996, respectively. A substantial portion of revenue during these periods was from Minimum License Fees.

  Database License and Distribution. Database license and distribution revenue consists primarily of license fees charged for use of the Company's database for route guidance and other applications and fees for database distribution and related support services. Database license and distribution revenue was $1.1 million, $1.7 million and $3.4 million for 1993, 1994 and 1995, respectively, and $1.6 million and $1.5 million for the six month periods ended June 30, 1995 and June 30, 1996, respectively. Excluding revenue from Minimum License Fees, database license and distribution fees from actual database usage were $0.3 million, $0.2 million and $0.8 million for 1993, 1994 and 1995, respectively, and $0.3 million and $0.4 million for the six month periods ended June 30, 1995 and June 30, 1996, respectively. For 1993 and 1994, such revenue consisted primarily of test and other non-recurring license fees. The increase in such revenue for 1995 was due to initial Route Guidance Product introductions that commenced in late 1994.

  Other. Other revenue was $0.8 million, $0.8 million and $0.3 million for 1993, 1994 and 1995, respectively, and $0.2 million and $0.1 million for the six month periods ended June 30, 1995 and June 30, 1996, respectively. For 1993 and 1994, such revenue primarily consisted of European government grant income and one-time software license fees.

 Costs and Expenses

  Database Creation and Updating. These costs consist primarily of research and acquisition costs to obtain information used to construct the database, direct costs of database creation and validation and ongoing costs for updating the database. Such costs were $18.7 million, $31.1 million and $40.4 million for 1993, 1994 and 1995, respectively, and $19.1 million and $20.3 million for the six month periods ended June 30, 1995 and June 30, 1996, respectively. The increases in database creation and updating costs from 1993 to 1995 reflect expansion of completed metropolitan database areas from approximately 20 million aggregate population coverage to approximately 150 million aggregate population coverage during these years and the addition of substantial portions of the United States and European intertown databases. The Company expects the updating component of database creation and updating costs to increase as additional coverage areas are added to the database.

  Software Engineering and Development. These costs consist primarily of costs for development of software used in database creation and updating activities and software to facilitate usage of the NavTech database and application development by customers. Such costs were $4.5 million, $4.3 million and $8.3 million for 1993, 1994 and 1995, respectively, and $3.7 million and $6.1 million for the six month periods ended June 30, 1995 and June 30, 1996, respectively. All software engineering work during these periods was performed by SEI. The increases in such costs from 1994 to 1995 and for such six month periods reflect a substantial staff buildup to develop tools that are designed to facilitate development of Route Guidance Products and other products that utilize the NavTech database. The Company expects software engineering and development costs to continue to increase to support such activities as well as to support expanded database updating.

  Selling, General and Administrative. These expenses consist primarily of salaries, promotional and travel expenses and professional services. Such expenses were $3.9 million, $7.2 million and $13.4 million for 1993, 1994 and 1995, respectively, and $5.5 million and $11.8 million for the six month periods ended June 30, 1995 and June 30, 1996, respectively. The substantial increase in such expenses during these periods was due to (i) expanded sales and marketing costs in support of initial customer Route Guidance Product introductions, (ii) commencement of database distribution activities, (iii) expanded participation in industry trade groups, (iv) exploration of new market opportunities for use of the Company's database, (v) additions of management and staff to support the substantial growth in Company personnel during the period, (vi) costs related to the integration of EGT and (vii) legal fees related to patent litigation which commenced in 1995. In the six month period ended June 30, 1996, the Company accrued estimated legal fees and expenses to be incurred in the patent litigation. Selling, general and administrative costs are expected to increase due to planned additions of key management staff and expanded market development and customer support activities.

  Other Income and Expense. This category primarily consists of interest income and interest expense. Interest income consists of earnings on cash balances and interest on stock subscriptions receivable. Interest income was $0.2 million, $1.5 million and $2.8 million for 1993, 1994 and 1995, respectively, and $1.7 million and $0.2 million for the six month periods ended June 30, 1995 and June 30, 1996, respectively. Interest expense consists primarily of imputed interest on deferred license revenue payments from customers and interest on a loan payable to Philips which was converted into equity in June 1996.

 Income Taxes

  To date, the Company has not recorded a provision for income taxes due to incurred losses. As of December 31, 1995, the Company had net operating loss carryforwards of approximately $67.0 million and $26.0 million for federal and California state income tax purposes, respectively. The Company had tax credit carryforwards of approximately $0.9 million and $0.3 million for federal and California state income tax purposes, respectively. If not utilized, these federal and California state carryforwards expire beginning in 1996 through 2010. The Company also has foreign operating loss carryforwards of approximately $85.0 million with no expiration date. Under certain provisions of the Internal Revenue Code of 1986, as amended, the availability of the Company's operating loss and credit carryforwards may be subjected to limitation if it should be determined that there has been a change of ownership of more than 50% of the value of the Company's stock within any three year period. The Company does not anticipate that a material limitation on its ability to use such carryforwards will result from the Offerings. A valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainties regarding the realization of the asset due to the lack of earnings history of the Company. See Note 6 to the NavTech Consolidated Financial Statements.

SEI RESULTS OF OPERATIONS

                                                                NINE MONTHS
                                   YEARS ENDED SEPTEMBER           ENDED
                                            30,                  JUNE 30,
                                  --------------------------  ----------------
                                   1993     1994      1995     1995     1996
                                  -------  -------  --------  -------  -------
STATEMENT OF OPERATIONS DATA:
Revenue:
 Consulting and contract
  services....................... $19,829  $21,451   $25,289  $19,351  $19,453
 Affiliated consulting services..   4,075    4,276     7,076    4,876    8,116
 Other...........................   1,136    2,945     2,543    2,001      878
                                  -------  -------  --------  -------  -------
  Total revenue..................  25,040   28,672    34,908   26,228   28,447
Costs and expenses:
 Cost of revenue.................  21,841   25,475    28,628   21,402   24,033
 Software engineering and
  development....................     514    3,152     5,004    3,679    3,932
 Selling, general and
  administrative ................   2,279    2,835     3,119    2,319    3,381
                                  -------  -------  --------  -------  -------
  Total costs and expenses.......  24,634   31,462    36,751   27,400   31,346
                                  -------  -------  --------  -------  -------
Income (loss) from operations....     406   (2,790)   (1,843)  (1,172)  (2,899)
Other income (expense)...........    (187)     236      (174)    (118)    (121)
                                  -------  -------  --------  -------  -------
Income (loss) before
 extraordinary item..............     219   (2,554)   (2,017)  (1,290)  (3,020)
Extraordinary item...............      --   15,969        --       --       --
                                  -------  -------  --------  -------  -------
Net income (loss)................ $   219  $13,415  $ (2,017) $(1,290) $(3,020)
                                  =======  =======  ========  =======  =======
Pro forma net loss data:
 Net loss as reported............                   $ (2,017)          $(3,020)
 Pro forma income tax benefit....                        797             1,193
                                                    --------           -------
 Pro forma net loss..............                   $ (1,220)          $(1,827)
                                                    ========           =======

 Revenue

  Total revenue for SEI was $25.0 million, $28.7 million, and $34.9 million for fiscal 1993, 1994 and 1995, respectively, representing an increase of 15% from 1993 to 1994 and 22% from 1994 to 1995. Total revenue increased 8% from $26.2 million in the nine month period ended June 30, 1995 to $28.4 million for the comparable period in 1996. Total revenue net of affiliated revenue was $21.0 million, $24.4 million and $27.8 million for fiscal 1993, 1994 and 1995, respectively, representing an increase of 16% from 1993 to 1994 and 14% from 1994 to 1995. Total revenue net of affiliated revenue decreased 5% from $21.4 million in the nine month period ended June 30, 1995 to $20.3 million for the comparable period in 1996. In addition to NavTech, revenue from SEI's two next largest customers represented 16% and 13% of total revenue in fiscal 1993, 14% and 12% of total revenue in fiscal 1994 and 10% and 9% of total revenue in fiscal 1995, respectively.

  Consulting and Contract Services. Revenue from consulting and contract services consists primarily of time and materials software and system-related consulting services, and contract services related to software maintenance and help desk support. Such revenue was $19.8 million, $21.5 million, and $25.3 million for fiscal 1993, 1994 and 1995, respectively, representing an increase of 8% from 1993 to 1994 and 18% from 1994 to 1995. Such revenue increased 1% from $19.4 million in the nine month period ended June 30, 1995 to $19.5 million for the comparable period in 1996. The revenue increases for fiscal 1994 and 1995 were due primarily to demand for technical consulting services from large corporations and corresponding expansion of SEI's consulting staff. The lower revenue growth for the nine month period ended June 30, 1996 compared to the 1995 period was due, in part, to a relatively greater allocation of consulting personnel to NavTech-related projects. Future growth in revenue from consulting and contract services will depend upon demand for consulting services from third parties, the allocation of consulting personnel to NavTech-related projects and the Company's ability to attract and retain qualified consulting personnel. The Company is unable to predict what effect, if any, its acquisition of SEI will have on SEI's ability to maintain its existing customer relationships, to retain its consulting staff, to attract qualified personnel, or to secure additional future consulting business.

  Affiliated Consulting Services. This revenue consists primarily of software engineering and related services performed for NavTech. Affiliated revenue was $4.1 million, $4.3 million, and $7.1 million for fiscal 1993, 1994 and 1995, respectively, representing an increase of 5% from 1993 to 1994 and 65% from 1994 to 1995. Such revenue increased 66% from $4.9 million in the nine month period ended June 30, 1995 to $8.1 million for the comparable period in 1996. The increases in revenue reflect an increase in software engineering personnel assigned to NavTech from 37 at December 31, 1994 to 84 at June 30, 1996.

  Other. Other revenue consists primarily of software and computer system sales for the quick-service restaurant field. Other revenue was $1.1 million, $2.9 million, and $2.5 million in fiscal 1993, 1994, and 1995, respectively, representing an increase of 159% from 1993 to 1994 and a decrease of 14% from 1994 to 1995. Such revenue decreased 56% from $2.0 million in the nine month period ended June 30, 1995 to $0.9 million for the comparable period in 1996. The increase in such revenue from fiscal 1993 to 1994 was due to increased software sales, and the declines in such revenue from fiscal 1994 to 1995 and from the June 1995 period to the June 1996 period were due to the reduction of computer hardware sales.

 Costs and Expenses

  Total costs and expenses were $24.6 million, $31.5 million and $36.8 million in fiscal 1993, 1994 and 1995, respectively, representing an increase of 28% from 1993 to 1994 and 17% from 1994 to 1995. Such expenses increased 14% from $27.4 million in the nine month period ended June 30, 1995 to $31.3 million for the comparable period in 1996.

  Cost of Revenue. Cost of revenue includes primarily employee-related costs for consulting and support services for third parties and NavTech, and hardware costs related to other revenue. Such costs were $21.8 million, $25.5 million and $28.6 million in fiscal 1993, 1994 and 1995, respectively, representing an increase of 17% from 1993 to 1994 and 12% from 1994 to 1995. Such costs increased 12% from $21.4 million in the nine month period ended June 30, 1995 to $24.0 million for the comparable period in 1996. The increase in such expenses for all periods was due primarily to increased personnel costs from staff growth.

  Software Engineering and Development. Software engineering and development costs consist primarily of costs for the development of two software products:
Profit Manager, for the quick service restaurant market, and SEI EnRoute, for use with the NavTech database. Such costs were $0.5 million, $3.2 million and $5.0 million in fiscal 1993, 1994 and 1995, respectively, representing an increase of 513% from 1993 to 1994 and 59% from 1994 to 1995. Such costs increased 7% from $3.7 million in the nine month period ended June 30, 1995 to $3.9 million for the comparable period in 1996. The substantial increase from fiscal 1993 to 1994 and from fiscal 1994 to 1995, was primarily due to the commencement of the SEI EnRoute development effort in 1994.

  Selling, General and Administrative. Selling, general and administrative expenses consist principally of marketing expenses related to participation in trade shows and professional industry associations, and salaries and bonuses of marketing, financial, administrative and management personnel and related indirect costs. Such costs were $2.3 million, $2.8 million and $3.1 million in fiscal 1993, 1994 and 1995, respectively, representing an increase of 24% from 1993 to 1994 and 10% from 1994 to 1995. Such costs increased 46% from $2.3 million in the nine month period ended June 30, 1995 to $3.4 million for the comparable period in 1996. The increases in such costs were due primarily to increased personnel and higher incentive compensation costs along with costs related to the SEI Merger in the June 1996 period.

 Extraordinary Item

  An extraordinary item of $16.0 million in fiscal 1994 reflecting payments to SEI is described in Note 9 to the SEI Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

  NavTech has financed its operations primarily through private placements of equity securities, debt and, to a lesser extent, from payments under license agreements. As of June 30, 1996, the Company had an accumulated deficit of $198.2 million, cash and cash equivalents totaling $17.4 million and working capital of $4.3 million. At June 30, 1996, NavTech's and SEI's principal commitments consisted of obligations under operating leases aggregating approximately $8.6 million. The Company expects to experience substantial negative cash flow from operating activities for the forseeable future.

  Net cash used in NavTech's operating activities was $21.8 million, $32.5 million and $48.6 million in 1993, 1994 and 1995, respectively, and $28.6 million for the six month period ended June 30, 1996. The net cash used during these periods was primarily due to net losses. Investing activities for acquisitions of property and equipment used net cash of $0.7 million, $3.3 million and $3.0 million for 1993, 1994 and 1995, respectively, and $1.9 million for the six month period ended June 30, 1996. Financing activities, related primarily to the sale of capital stock, generated cash of $18.3 million, $66.3 million and $41.8 million for 1993, 1994 and 1995, respectively, and $25.1 million for the six month period ended June 30, 1996.

  NavTech has received license payments from certain customers, as a result of which the Company has extended credits against future license fees that would otherwise be due from distribution of copies of the database by these customers. As of June 30, 1996, the Company had deferred revenue of $8.6 million relating to these license payments. This deferred license revenue could increase up to $13.5 million by December 31, 2000, at which time any remaining deferred revenue would be payable in cash. One of the Company's licensees has the option to convert up to $6.0 million of this deferred revenue into the Company's Common Stock on December 31, 1998 at the fair market value at that time. See Note 5 to the NavTech Consolidated Financial Statements.

  SEI has financed its operations primarily through cash flow from operations, an extraordinary item and short-term debt. SEI has a revolving bank line of credit for $3.0 million, secured by all assets of SEI with an outstanding balance of $1.7 million at June 30, 1996 which bears interest at a rate of 0.5% over the bank's prime rate. SEI's other short term debt consists of notes payable to stockholders and employees and bears interest at 0.5% over the prime rate and amounted to $1.2 million at June 30, 1996. As of June 30, 1996, SEI had cash and cash equivalents of $0.5 million and negative working capital of $3.4 million. See Note 9 to the SEI Financial Statements.

  Net cash provided by SEI's operating activities was $2.0 million, $7.7 million and $0.2 million in fiscal 1993, 1994 and 1995, respectively, and $0.4 million for the nine month period ended June 30, 1996. This resulted primarily from increased accrued payroll in fiscal 1993, net income in fiscal 1994, and a decrease in accounts receivable in fiscal 1995 and 1996. Cash used by SEI for investing activities, primarily the purchase of NavTech stock and property and equipment, was $0.1 million, $7.0 million and $0.7 million in fiscal 1993, 1994 and 1995, respectively, and $2.5 million for the nine month period ended June 30, 1996. SEI financing activities used cash of $2.0 million and $0.7 million and provided cash of $1.5 million for fiscal 1993, 1994 and 1995, respectively, and provided cash of $1.2 million for the nine month period ended June 30, 1996. SEI's primary uses of cash were repayment of long-term debt and repayment of notes payable in fiscal 1993, dividends paid in fiscal 1994, and the primary sources of cash in fiscal 1995 were notes payable to stockholders and employees, sales of common stock and bank borrowings. In the nine month period ended June 30, 1996, the principal source of cash was bank borrowings.

  NavTech's operations to date have required substantial amounts of capital. Through June 30, 1996, the Company has invested more than $200 million in the development of its business, principally to create and update the NavTech database, to establish a field organization and to develop technology and software. The Company expects to require substantial additional infusions of capital to complete development of its database and to fund its operations. The Company is dependent upon the net proceeds from the Offerings, the Direct Placement and from future financings to continue to fund its operations. The net proceeds from the Offerings are currently estimated to be $125.6 million, and the Company anticipates proceeds of approximately $13.1 million from the Direct Placement. The Company believes that the net proceeds from the Offerings and the Direct Placement, together with other available cash resources, will be sufficient to meet the Company's cash needs for the next 18 months. The Company will need to raise significant additional funds to support its operations after such period.

  The Company expects to continue to incur annual operating losses for at least the next five years. Prior to achieving profitability, in addition to the funds being raised in the Offerings and the anticipated proceeds from the Direct Placement, the Company expects to require funds currently estimated at approximately $250 million, although the required amount could be substantially greater. The actual funds required by the Company will depend upon many factors, including the extent and timing of the introduction of products utilizing the NavTech database, unit sales of such products, the rate of expansion of database coverage, the cost of updating the database, the ability to generate revenue from the licensing of the NavTech database, the amount of funds the Company raises in the Offerings and the Direct Placement, strategic investment or acquisition opportunities and operating results. In any event, the Company will need to raise significant additional funds to support its operations before profitability can be achieved and may seek to raise additional funds before 1998. There can be no assurance that any additional funds will be available to the Company on acceptable terms, or at all, when required by the Company. Philips, the Company's largest stockholder, may in the future agree to make additional investments and may make purchases of Common Stock in the open market, in negotiated transactions or otherwise in its discretion from time to time. However, other than the Direct Placement, there is no contractual or other commitment by Philips or by any other third party to provide additional capital, and Philips has indicated to the Company that it has no present intention to make any additional investment in the Company. If additional funds are raised by issuing equity securities, there will be dilution to the ownership interest of existing stockholders and there may be dilution to the Company's earnings per share, if any. The inability to obtain financing as needed on reasonable terms would have a material adverse effect on the Company's business, financial condition and results of operations. If such financing is not available, the Company may be required to delay development of portions of its database, to forego market opportunities, to obtain funds through arrangements with strategic partners or others that may require the Company to relinquish material rights to certain of its technologies or potential markets or otherwise to curtail or discontinue its operations.

                                   BUSINESS

  NavTech is a leading developer and provider of a navigable database that is incorporated into Route Guidance Products in the United States and Europe by automotive electronics manufacturers. Route Guidance Products are in-vehicle software and hardware systems that use a navigable database and global positioning satellite (GPS) and other technologies. These products provide dynamic real-time positioning information and turn-by-turn driving directions enabling accurate and efficient vehicle navigation. A highly accurate and comprehensive navigable database, such as the NavTech database, is essential to the successful operation of Route Guidance Products, both for continuously tracking the vehicle's position and for calculating driving routes. NavTech's navigable database is a digital representation of road transportation networks in the United States and selected European countries, constructed to provide the high level of accuracy and detail necessary to support route guidance and related applications. The NavTech database includes extensive information, including the location, shape and arterial classification of roads, details on ramps, dividers, bridges and overpasses, certain traffic rules and regulations, street names and addresses and points of interest such as airports, hotels and restaurants.

  The Company believes it has developed the most comprehensive and accurate navigable database available today, providing the industry's broadest geographic coverage and most extensive, detailed and in-depth content in the United States and Europe. In the United States, NavTech has completed detailed city databases for metropolitan areas representing in aggregate approximately 100 million in population, and has established nationwide coverage by completing the intertown database for the continental United States. In Europe, NavTech has completed detailed city databases for metropolitan areas representing in aggregate approximately 70 million in population and intertown databases for Austria, Belgium, southeastern England, France, Germany, northern Italy and Switzerland.

INDUSTRY BACKGROUND

  The demand for time savings, increased safety and security, reduced stress and hassle, and traffic congestion control is expected to bring many changes in the way people drive for business, commuting and leisure over the coming decade. Many drivers waste valuable time and drive unnecessary miles because of the difficulty of obtaining accurate directions to a desired destination and following these directions correctly. Drivers using written directions or paper maps to reach a destination are often distracted as they must not only read the directions or map but also find and read street signs, make decisions on lane positioning and evaluate alternative routes to avoid traffic congestion. Drivers want to reduce travel time and concentrate on the objective at their destination rather than on how to reach the destination. Route Guidance Products provide more accurate, efficient and safe vehicle navigation, and are expected to play a major role in addressing these demands.

  In contrast to other navigation products with less functionality, Route Guidance Products are integrated software and hardware systems located inside a vehicle that enable accurate and efficient vehicle navigation by providing dynamic real-time positioning information and turn-by-turn driving directions, and which typically include an on-board navigable database, a computing and display unit with a graphical user interface, voice prompts and positioning and directional sensors. Currently, all Route Guidance Products incorporate global positioning satellite (GPS) technology. Drivers specify a desired destination and the navigable database enables the route guidance software to calculate a route to the requested destination. Route Guidance Products track a vehicle's location and then deliver real time turn-by-turn driving directions as the trip progresses, using voice prompts and display graphics.

  Currently, there are at least eight automotive electronics manufacturers selling Route Guidance Products in the United States or Europe. More than ten other companies are currently selling Route Guidance Products in Japan, and the Company believes that many of these companies will introduce Route Guidance Products in the United States or European markets in the next several years. In-vehicle navigation products have been sold in Japan since 1987, and, according to an industry source, approximately 300,000 Route Guidance Products were sold there in 1995. The use of Route Guidance Products is now emerging in the United States and Europe where the principal initial markets are expected to be luxury cars, rental cars and vehicles used for business purposes such as sales, delivery and service. Based upon industry sources, the Company believes that there are approximately 200 million vehicles in the United States and 200 million vehicles in Europe. In 1995, approximately 15 million new vehicles were sold in the United States, of which more than one million units were luxury or near luxury cars. In Europe, approximately 12 million new vehicles were sold in 1995, of which more than two million units were luxury or near luxury cars. Approximately 1.5 million of the total vehicles in the United States are rental cars. Route Guidance Products are currently available for sale to consumers in certain regions of the United States in certain Oldsmobile and Acura automobiles. In selected European countries, Route Guidance Products are currently available in certain Audi, BMW and Mercedes Benz models. Route Guidance Products are currently available in rental cars in many United States cities through Avis, Hertz and National, and in Germany through Sixt (Budget). In addition, a number of automotive electronics manufacturers, including Alpine, Bosch/Blaupunkt, Magneti Marelli, Philips Car Systems and Rockwell International, currently offer aftermarket route guidance products in either the United States or Europe.

  The Company believes several factors will drive initial demand for Route Guidance Products in the markets for luxury cars, rental cars and vehicles used for business purposes. Among consumers, initial purchases of Route Guidance Products are expected to be made by luxury car buyers and business users who are early adopters of new consumer electronics products and tend to be less price sensitive. Penetration of the consumer market is expected to increase as the price of Route Guidance Products declines from the current range of approximately $2,000 to $5,000 per unit. Price declines are expected to result from factors such as higher manufacturing volumes, decreased electronic component costs, greater integration and sharing of electronics in the dashboard and increased competition among manufacturers of Route Guidance Products. In the rental car industry, growth in the utilization of Route Guidance Products may result in their being perceived as an important differentiating feature among car rental companies. The potential for efficiencies resulting from using Route Guidance Products for business purposes is expected to lead to increased demand for these products in much the same way that productivity gains have resulted in the adoption of mobile communications for business.

  A highly accurate and comprehensive navigable database, such as the NavTech database, is essential to the successful operation of Route Guidance Products, both for continuously tracking the vehicle's position and for calculating driving routes. Database information must accurately represent ground truth to enable a route guidance product to deliver accurate, real-time driving guidance. A navigable database includes extensive information, including the location, shape and arterial classification of roads, details on ramps, dividers, bridges and overpasses, certain traffic rules and regulations, street names and addresses and points of interest such as airports, hotels and restaurants. The Company believes that the accuracy and completeness of the navigable database will be an important factor in consumer acceptance of Route Guidance Products.

  Building such a navigable database is costly and presents many challenges. To achieve the necessary accuracy and completeness, information must be gathered through a labor intensive process of collecting and verifying information from multiple sources including aerial photographs, municipal base maps, government surveys and zoning and sign records. In addition, keeping a navigable database current is a significant challenge, since many characteristics of the streets and points of interest covered in a database change each year, and any change can impact the generation of efficient and accurate driving routes. The depth and breadth of the information gathered and maintained requires large-scale data management software. Route guidance is the first commercial application with the market appeal and potential market size to justify the cost and effort of navigable database construction and updating. In addition, there are a number of other navigation applications to which a navigable database can be applied, including fleet management and personal navigation.

NAVTECH TODAY

  NavTech is a leading developer and provider of navigable databases in the United States and Europe. Since its founding in 1985, NavTech has developed a high quality navigable database for the United States and selected regions of Europe enabling turn-by-turn route guidance. In the United States, NavTech has completed detailed city databases for metropolitan areas representing in aggregate approximately 100 million in population, and by completing the intertown database for the continental United States has established nationwide coverage. In

Europe, NavTech has completed detailed city databases for metropolitan areas representing in aggregate approximately 70 million in population and intertown databases for Austria, Belgium, southeastern England, France, Germany, northern Italy and Switzerland. The Company believes a majority of the Route Guidance Products currently available in the United States and Europe incorporate the NavTech database.

  Through June 30, 1996, the Company has invested more than $200 million in the development of its business, principally to create and update the NavTech database, to establish a field organization and to develop technology and software. Since 1988, the Company has had a strategic relationship with Philips, which has provided approximately $148 million in equity financing to the Company, as well as assistance with customer and industry relationships.

  The NavTech database is currently being used by key participants in each of the Company's principal initial route guidance markets, including luxury cars, rental car fleets and vehicles used for business purposes in the United States and Europe. The Company believes there are currently approximately 2,000 vehicles in the United States and approximately 13,000 in Europe with Route Guidance Products incorporating the NavTech database. Route Guidance Products using the NavTech database are currently available in limited quantities in certain Oldsmobile models and Acura RL automobiles in selected United States markets and in certain BMW 7 Series and 5 Series models in Austria, France, Germany, Italy, Switzerland and the Benelux countries. Route Guidance Products using the NavTech database are also available in Avis, Hertz and National rental cars in many of the largest airport car rental markets in the United States. The Company believes a majority of the Route Guidance Products currently available in the United States and Europe, including those manufactured or offered by Aisin AW, Alpine, Magneti Marelli, Philips Car Systems, Rockwell, Siemens and Zexel, incorporate the NavTech database. The Company is working with many other automotive electronics manufacturers that expect to introduce Route Guidance Products in the next several years.

  The Company attributes its position as a leading developer and provider of navigable databases to the following factors:

 . Primary focus on route guidance market. From inception, NavTech has concentrated its efforts on developing a navigable database designed to meet the rigorous turn-by-turn requirements of route guidance. Accordingly, the Company believes its database is well positioned to be designed-in to Route Guidance Products. The Company believes that its navigable database is provided with all Route Guidance Products currently sold in the United States.

 . Comprehensive high quality database coverage. The Company believes it has developed the most comprehensive and accurate navigable database available today, providing the industry's broadest geographic coverage and most extensive detailed and in-depth content in the United States and Europe. The Company believes that its database coverage in the United States and Europe is a significant enabler in the development and commercial deployment of Route Guidance Products. The Company has developed rigorous processes that enable it to create a high quality database, and the Company's goal is to ensure that its database is at least 97% accurate to ground truth at the time of delivery.

 . Extensive field organization. A large amount of detailed, local information is required to develop and update a comprehensive navigable database. A permanent local field organization is critical to establishing relationships with local data sources, gathering detailed, current information needed to constantly improve and build on its database and physically verifying the ground truth accuracy and completeness of the database. The Company believes that its extensive network of local field offices, linked to the central database, has been a significant factor in its ability to deliver and continuously update its navigable database.

 . Single database specification. The Company's adherence to a single worldwide database specification is designed to allow each manufacturer of Route Guidance Products to offer a standard product throughout the United States and Europe. This enables automotive electronics manufacturers to reduce development costs and time-to-market schedules for Route Guidance Products.

 . Comprehensive customer support. The Company believes its customer support has been critical to the development and initial commercialization of its customers' Route Guidance Products. The Company provides service and support to its customers in three principal ways: (i) technical support in the design, development and testing of their Route Guidance Products to enable close integration between these products and NavTech's database;
   (ii) consulting services related to the development of Route Guidance Products; and (iii) a set of software tools developed by NavTech to help customers bring their Route Guidance Products to market faster and at a lower development cost.

 . Industry relationships and leadership. The Company has taken a leadership role in the development of industry standards, established key relationships in industry and professional organizations, and developed relationships with major automotive electronics manufacturers worldwide. The Company believes that its role on standards committees and its industry relationships enable it to obtain an earlier and better understanding of the needs of the major manufacturers producing Route Guidance Products. Several of the Company's key management and technical personnel have assumed leadership positions in prominent industry, professional and standards organizations in the United States, Europe and Japan.

  The Company is also exploring use of its navigable database for other applications outside of route guidance, including fleet management and personal navigation. NavTech has entered into license agreements with several developers of advanced fleet management systems, including Bowne Distinct, Comdata Network through its Comdata RoTek division, Lightstone, Nukem GmbH and Rockwell International. These systems are expected to include the capability to track, select and dispatch vehicles based on driving time to a target destination, and to provide door-to-door directions to drivers for flexible pickup/delivery and service calls. In the personal navigation area, applications using the NavTech database are incorporated into personal computer software products including Philips' MetroNavigator and Frommer's Interactive Travel Guides by GeoSystems and MacMillan Digital U.S.A. For online delivery of directions, the Company's database is currently being used by CompuServe for its online directions service, "WayToGo CompuServe."

NAVTECH STRATEGY

  NavTech's strategy is to establish its navigable database as the leading solution for Route Guidance Products and other applications. The Company's strategy includes the following key elements:

  Provide the industry's most complete and current navigable database. The Company's objective is to provide a comprehensive, up-to-date database covering all major metropolitan areas and intertown roadways in the United States, Europe and Canada. The real world road network experiences continuous change in a variety of ways, such as new construction, changing roadway attributes, and new points of interest. The NavTech database is continuously updated to stay abreast of change in the real world and to meet the needs of NavTech's customers and end users.

  Establish strategic relationships with key automotive electronics manufacturers. The Company's strategy is to establish and maintain relationships with leading automotive electronics manufacturers of Route Guidance Products and developers of other related products such as fleet management systems and personal navigation products. NavTech seeks to establish long-term relationships with its customers and, where possible, begin working with them early in their product development cycle to provide a thorough understanding of the unique capabilities of the NavTech database, to assist them in successfully designing their products to work with the NavTech database and to facilitate a high level of customer satisfaction. The Company supports its customers by offering consulting services and by providing software development toolkits. NavTech also works to promote industry awareness of its navigable database and assists suppliers of Route Guidance Products by marketing directly to the major vehicle manufacturers.

  Generate recurring revenue from database updates. The Company intends to provide database updates and enhancements to end users to generate recurring revenue in addition to the revenue from licenses of initial databases provided with Route Guidance Products. The Company believes that as the installed base of end users increases, the licensing and distribution of database updates will be an important source of future revenue. NavTech intends to distribute database updates to end users both by mail for databases on CD-ROMs and via PC-based kiosks for updatable media like PCMCIA-compatible removable hard disks. NavTech has commenced limited initial distribution of database updates and intends to continue to make significant investments to increase its distribution capability.

  Provide extensive end user support. The Company believes that strong end user support is important to long-term market acceptance of Route Guidance Products. NavTech has demonstrated its commitment to end user support by establishing help desk facilities for North America through which end users can secure assistance in using the products which incorporate the Company's database and report problems. The telephone facilities are staffed by trained technicians who can address a wide variety of technical and non-technical product and database issues. Besides helping to encourage the market, these hotlines provide an important source of database update information. NavTech does not believe that any competitor is currently offering comparable help desk support.

THE NAVTECH DATABASE

  NavTech's navigable database is a digital representation of road transportation networks in the United States and selected European countries, constructed to provide the high level of accuracy and detail necessary to support route guidance and related applications. NavTech devotes significant resources to creating and updating its database and maintaining quality. The Company has also made a significant investment in software and tools for database creation and updating.

 Database Content

  The NavTech database provides two levels of coverage: detailed city and intertown. Detailed city coverage provides sufficient detail to allow door-to-door, turn-by-turn route guidance to addresses and points of interest within metropolitan areas. Detailed city coverage generally includes a broad, logical driving area around the named city regardless of city, county and state boundaries. Intertown coverage includes the major roadways for other areas and seamlessly connects the detailed city coverages. In the United States, intertown coverage meets or exceeds the level of detail of roadways included in American Automobile Association ("AAA") state level maps. A particular Route Guidance Product typically incorporates both detailed city and intertown information for a selected geographic portion of the NavTech database applicable for the end user, such as California plus Nevada, the northeastern United States including metropolitan New York and New England, France or Germany. The end user can acquire additional geographic portions of the database.

  In the United States, detailed city database coverage is complete for cities and their respective surrounding areas covering in aggregate approximately 100 million in population, and intertown coverage is complete for the continental United States. By the end of 1998, the Company is scheduled to complete detailed city coverage in the continental United States for all metropolitan areas with a population over one million.

                     UNITED STATES DETAILED CITY COVERAGE

- -----------------------------------------------------------------------------------------------------------------
Albuquerque                                                  Miami/Ft. Lauderdale/West Palm Beach
Atlanta                                                      Minneapolis/St. Paul
Austin*                                                      New Orleans*
Baltimore/Washington D.C. area/suburban areas of             New York area/suburban areas of Long
 Virginia/Maryland                                            Island/Connecticut/Westchester/northern New Jersey
Boston/Providence/southeastern New Hampshire                 Orlando
Chicago/Gary                                                 Philadelphia/Wilmington/Trenton
Dallas/Ft. Worth                                             Phoenix
Denver/Boulder/Colorado Ski Resorts and Towns                St. Louis*
Detroit/Ann Arbor/Flint/Grand Rapids/Lansing                 St. Petersburg, FL
Ft. Meyers/Cape Coral, FL.*                                  Sacramento
Fargo, ND                                                    San Antonio*
Houston                                                      San Diego
Indianapolis/Kokomo                                          San Francisco Bay Area/Monterey/Napa Valley/
Las Vegas                                                     Santa Cruz/Solano/Sonoma
Los Angeles area/Orange/Riverside/San                        Seattle/Tacoma
 Bernardino/Santa Barbara/Ventura                            Traverse City, Michigan
- -----------------------------------------------------------------------------------------------------------------

*Completed coverage expected by the end of 1996, subject to change.

  In Europe, detailed city coverage is complete for cities and their surrounding areas covering in aggregate approximately 70 million in population. Intertown coverage is complete for Austria, Belgium, southeastern England, France, Germany, northern Italy and Switzerland, and is expected to be complete for most of the remainder of Western Europe in 1998. The Company is scheduled to complete detailed city coverage for an additional 40 million in population by the end of 1998.

                 EUROPEAN INTERTOWN AND DETAILED CITY COVERAGE


       COUNTRY                  CURRENT                             1996*
 ---------------------------------------------------------------------------------
   Austria         Intertown                          Vienna
 ---------------------------------------------------------------------------------
   Belgium         Intertown                          Antwerp
                   Brussels                           Liege
 ---------------------------------------------------------------------------------
   Great Britain   Intertown in southeastern England  Intertown in central England
                   Coventry                           West Midlands
                   London
 ---------------------------------------------------------------------------------
   France          Intertown                          Bordeaux
                   Lille                              Cote d' Azur
                   Lyon                               Monaco
                   Marseilles                         Strasbourg
                   Paris/Ile de France
 ---------------------------------------------------------------------------------
   Germany         Intertown                          Most cities over 50,000
                   Berlin                             population
                   Hamburg
                   Hannover
                   Munich
                   Rhine/Main area
                   Ruhr area
                   Stuttgart
                   All other cities over 100,000
                     population
 ---------------------------------------------------------------------------------
   Italy           Northern Intertown                 Central Intertown
                   Genoa                              Rome
                   Milan
                   Padua
                   Triest
                   Turin
                   Verona
 ---------------------------------------------------------------------------------
   The Netherlands Eindhoven                          Southern Intertown
 ---------------------------------------------------------------------------------
   Switzerland     Intertown                          Lugano
                                                      Basel
                                                      Bern
                                                      Geneva
                                                      Lausanne
                                                      Zurich


 *Completed coverage expected by the end of 1996, subject to change.

  The NavTech database is constructed to a single database specification so that an automotive electronics manufacturer can design a single product that can be sold throughout the United States and Europe. NavTech believes that this is a significant advantage to its customers because it allows reduction of development and distribution costs and enables a faster time to market. NavTech's database can be viewed conceptually as six independent but related layers, consisting of road network geometry, path attributes (permits route planning), navigation attributes (enables route guidance), geo-political boundaries and designations, cartography (land use) and points of interest. The diagram below illustrates the conceptual database layers and provides examples of the data in each layer. The database is also designed to allow customers to incorporate customized information specific to their database application.

[This graphic is titled "Conceptual Database Layers" and consists of six boxes connected with arrows and textual explanation to the right of each box. The lowest box is labeled "Geometry" and is followed by "Links, nodes, shape points, relative elevation and connectivity". This box points to a box labeled "Path" that is followed by "Street and route names and address ranges". This box points to a box labeled "Navigation" that is followed by "Arterial and speed classification, directionality, dividers, turn restrictions, time of day and flow restrictions and ramp signs". This box points to a box labeled "Geo-political" that is followed by "Country, state, county, city, settlement and postal code boundaries". This box points to a box labeled "Cartography" that is followed by "A graphical representation of railroads, rivers and boundaries for golf courses, parks, lakes, airports and shopping centers". This box points to a box labeled "Points of Interest" that is followed by "Information on thousands of points of interest in over 40 categories, including hotels, restaurants, tourist attractions, automated teller machines ("ATMs"), airports and bus and train terminals".]

 Database Creation

  Creating a comprehensive, high quality navigable database is a multi-step, labor-intensive process. The major steps in database creation are to:

 . Collect data. One of the challenges in collecting data is to find accurate data sources. In many cases, paper maps may be a decade or more old. NavTech gathers raw geographic data in both hard copy and digital form. Aerial photographs are commissioned and digital and paper map data is acquired from government agencies and other sources. Street name information is obtained from regional and local governments and other sources. Highway information, including interchanges and signage is obtained from regional agencies and other sources. Navigation information (barriers, one-way restrictions, turn restrictions and other driving rules) is obtained from municipalities, often from sign maintenance facilities and other sources. NavTech personnel drive limited access highways and photograph signs significant for routing, including the text of exit and entrance signs. Information on points of interest including hotels, restaurants, ATMs and businesses is obtained from various sources.

 . Establish accurate geometry. Road and attribute geometry (a representation of the shape and location of the roads and how they connect) is created by digitizing data from paper maps using high resolution digitizing tables and through the use of digital geographic data files. This information is cross-checked with recent aerial photographs.

 . Overlay addressing data and validate coverage. Attributes including city code, postal code, street name and addresses are added to the road geometry data. Sources of address data include postal authorities, tax assessment records and other government files. Address data is checked for internal consistency and is also used to identify discrepancies in the physical structure of the database.

 . Add routing data. Roads are classified both physically and functionally to provide efficient routing. Physical classifications are based on lane configurations and other characteristics. Functional classification (how a road is used) is based on local information gathered by NavTech's field staff.

 . Integrate driving rule information with geographic data. Both manual and software-based techniques are used to integrate driving rules, such as turn restrictions and one-way streets (including time-of-day and day-of-week), with geographic information. NavTech has developed proprietary software tools for data validation to support and optimize this process.

 . Perform test drive. At multiple stages during the database construction process, major arterials and selected other roads are driven by field researchers to check address ranges, points of interest and driving restrictions and to determine that routes generated by computer from the database are reasonable and efficient.

 Database Updating and Quality

  The NavTech database is continually updated to reflect the current state of the roadway network and points of interest so that products using the Company's database can produce accurate directions. The Company typically establishes a local research and updating field office for each metropolitan area early in the initial data-gathering process.

  The local research and updating team establishes relationships with agencies responsible for the roadways throughout the area, gathers information on road conditions and plans from multiple sources, checks data quality and continuously validates database information. The Company acquires update information from a variety of sources. For example, revised government information, including survey maps, postal addressing information and census information, is acquired as it becomes available; information regarding new and planned construction and changes in road characteristics is acquired from government agencies that authorize road building; changes to point-of-interest information are collected from various sources; end user feedback identifies errors and anomalies and is a source of ideas for improving the database; and driving of the area by local field personnel provides other update information.

  The Company strives to maintain its database quality by: (i) supplementing and cross-checking information from multiple public and private sources with aerial photographs and field personnel who obtain and verify information; (ii) employing proprietary software tools and verification programs; and (iii) performing periodic real-world tests on samples from each metropolitan area. Local field office personnel use vehicles equipped with Route Guidance Products and other tools to drive the roadways to verify the accuracy and completeness of the database. Software tools are used to simulate the intended uses of the data and to compare generated results with reality, and to analyze path structure for logic of navigation attributes, connectivity and proper traffic flow.

 Field Organization

  The Company's field organization is the central focus of database development, updating and management. During initial database creation, field personnel build relationships with authorities at all levels responsible for the roadways to gather driving rule and other information and field-verify the database. Once initial development for a metropolitan area is complete, the field office assumes primary responsibility for keeping the database up to date and accurate, including information regarding new construction, changes to the existing road network and driving rules, updated points of interest, problem report resolution and ongoing field verification. As of

June 30, 1996, the Company had 35 field offices in the United States and one in Canada with a total of 148 employees, and 22 field offices in Europe with a total of 147 employees. The Company intends to continue to increase its field organization to support the continued expansion of its database.

 Technical Services

  Database Consulting Services. An important component of NavTech's strategy is to provide extensive consulting services, customer support, custom software and software development toolkits to NavTech customers. The Company believes these services can help NavTech customers reduce the time to market for their products.

  Customer Support. The Company offers customer support managers to work with customers' product designers and product launch teams. The support managers are available to facilitate the customer's process of incorporating relevant database capabilities into products, perform trouble-shooting, provide technical advice and offer overall product development guidance. The field staff assists customers in testing their products.

  Help Desk. NavTech provides end user support through its help desk facilities. The help desks enable end users to obtain assistance in using Route Guidance Products incorporating the Company's database and to report problems with the Route Guidance Product or the database. The telephone facilities are staffed by trained technicians who can address database issues. In addition, these hotlines provide the Company with an important source of database update information.

TECHNOLOGY

  Database Creation and Updating Tools. The Company believes that a significant factor in its successful creation and updating of its navigable database is its proprietary software environment. From its inception, the Company has employed an integrated, large-system approach drawing on the extensive experience of SEI with large-scale databases and software support and operations environments. The Company has devoted significant resources and expertise to the development of a custom data management software and communications environment that includes a mainframe as a server over a wide area network for database management and updating and networked UNIX workstations. The Company has built its workstation software with an easy-to-use graphical user interface. The interface enables employees to perform sophisticated database creation and updating tasks in a well-controlled and efficient environment.

  The Company's database creation, updating and management tools include:

 . Tools for automated data capture from machine-readable sources, including post office and public domain government spatial data files

 . Comparison and validation tools for merging data from multiple sources

 . Verification tools to validate connectivity and consistency

 . Integration tools for merging new data into the database structure

 . Statistical and reporting tools for extracting information in human readable form

 . Translation software for generating versions of the database in a variety of formats

  Data Access Software and Toolkits. The Company is working with a number of its customers to develop software known as the shared data access library ("SDAL") which is intended to incorporate a common database format. This software is intended to help customers develop and deploy their products more swiftly and incorporate advanced database features into their products more readily and reliably. At the same time, the common database format is expected to help the Company by simplifying database distribution and support logistics. In addition, the Company makes a software development toolkit available to its customers at little or no cost. The toolkit includes software for route calculation, route explication, map display, map matching, destination determination and geocoding.

  SEI EnRoute. NavTech is addressing the demand for driving directions and travel-related information delivered to desktop and hand-held computers via wired and wireless networks. SEI EnRoute is a database engine that delivers turn-by-turn driving instructions, travel information and points of interest derived from NavTech's database in response to online end user requests. CompuServe began offering access to SEI EnRoute under the service mark "WayToGo CompuServe" in late 1995. SEI EnRoute routing services are also provided through the World Wide Web. Revenues from these applications are not expected to be material for the foreseeable future. The Company believes that SEI EnRoute may be utilized as a component of off-board Route Guidance Products in the future.

MARKETING AND DATABASE DISTRIBUTION

  NavTech's marketing and distribution strategy is to continue to aggressively market the NavTech database to automotive electronics manufacturers and developers of advanced transportation applications and to establish a distribution function for providing database copies and updates to end users. For Route Guidance Products, the Company's general policy is to charge a license fee for each copy of the database distributed to an end user. The Company also charges fees for services related to the distribution of copies of the database.

 Marketing

  The Company uses business development personnel to market the NavTech database to customers for incorporation in Route Guidance Products, fleet management and personal navigation products. The Company markets the NavTech database directly in the United States, Europe and Japan for use in products to be sold in the United States and Europe. The Company has engaged Nichimen Corporation, a major Japanese trading company, to assist in sales to companies based in Japan. A technical customer support organization assists customers from product inception through testing, market introduction and continuing through the product's life. A customer support manager is assigned to large customers and works closely with the Company's database creation and updating groups to coordinate availability of appropriate database coverage in conjunction with customer product release and roll-out plans. The Company participates in industry trade shows and conferences and in professional organizations that are attempting to expand market awareness and accelerate adoption of these applications. For example, the Company is regularly represented in technical sessions, panel discussions and executive briefings at major industry events.

 Database Distribution

  The Company believes that the continuing availability to end users of current database versions for the appropriate geographic area will be an important factor in market acceptance of Route Guidance Products and other navigation products. The Company also believes that the ongoing licensing of database updates to end users will become an important source of its future revenue. Because automotive electronics manufacturers are primarily focused on product development and sales, NavTech is making a significant investment to build an organization, processes and tools for the distribution of initial and updated databases, both on rewriteable media (e.g., removable PCMCIA-compatible hard disk drives) and on read-only media (e.g., CD-ROMs). For rewriteable media, end users are expected to be able to obtain updates, provided initially at specially configured PCs at car dealerships and other locations. For read-only media, NavTech expects to provide updates by mailing new CD-ROMs to end users. NavTech has a distribution relationship with Zenrin, which is a leading supplier of map data CD-ROMs in the Japanese vehicle navigation market.

 Other Relationships

  NavTech has entered into agreements with EL.DA, an Italian digital mapping company serving Italian industry and government agencies, the Automobile Association (U.K.), which is the largest provider of travel-related services in Great Britain, and Institut Geographique National ("IGN"), which is the government mapping agency of France. Pursuant to such agreements, these entities provide data to the Company and have certain marketing rights with respect to the NavTech database.

CUSTOMERS

  NavTech has established customer relationships and entered into licensing arrangements with automotive electronics manufacturers and others which are developing Route Guidance Products, fleet management products and personal navigation products. The Company's customers are selling or developing Route Guidance Products for factory installation, dealer installation and aftermarket sale. The following companies are selling Route Guidance Products using the NavTech database:

Alpine Alpine has developed aftermarket and factory-installed Route Guidance Products. The aftermarket product is currently available in Germany. The factory-installed product is currently available in a luxury car model on a limited basis in the United States. Alpine also sells Route Guidance Products in Japan utilizing a Japanese-developed database.

Magneti Marelli            Magneti Marelli has developed an aftermarket Route
(TECmobility)              Guidance Product that is currently available in
                           France, Germany, Italy and Switzerland. Magneti
                           Marelli is also developing a factory-installed product. Magneti Marelli is an Italian automotive electronics manufacturer and a subsidiary of Fiat.

Philips Car Systems        Philips Car Systems has developed the CARiN
                           aftermarket and factory-installed Route Guidance
                           Products which are currently available in Europe.
                           The factory-installed system is offered as an option on the BMW 7 Series and 5 Series models in Austria, the Benelux countries, France, Germany,
                           Italy and Switzerland. Philips Car Systems is an affiliate of Philips.

                           Rockwell manufactures a Route Guidance Product
Rockwell International     available in Hertz rental cars in major cities
                           under the name NeverLost. Rockwell also
                           manufactures and markets its Route Guidance Product as the Pathmaster.

Siemens Automotive         Siemens Automotive sells a Route Guidance Product
                           to National Car Rental. Siemens is also preparing to sell an aftermarket product in Europe.

Zexel Zexel sells a Route Guidance Product currently offered in Avis rental cars and in certain Oldsmobile models as a dealer-installed option. Zexel Route Guidance Products are manufactured by licensees of the route guidance technology developed by Zexel.

 Fleet Management Products

  Lightstone Group, a software logistics solutions firm, offers a fleet routing and scheduling product, RIMMS, incorporating the NavTech database. Bowne Distinct, Comdata Network through its Comdata RoTek division and Rockwell International in the United States and Nukem GmbH in Europe are currently marketing fleet management products incorporating the NavTech database.

 Personal Navigation Products and Services

  Travel information and driving direction services incorporating the NavTech database are being offered online via SEI EnRoute on CompuServe (WayToGo CompuServe). Self-contained CD-ROM-based travel information and driving direction products incorporating the NavTech database have been introduced by MacMillan Digital U.S.A. (Frommer's Interactive Travel Guides) and Philips Media (MetroNavigator).

OTHER APPLICATIONS

  NavTech believes there are other potential opportunities to commercialize the NavTech database. For example, as wireless communications become less expensive and provide greater bandwidth, off-board route guidance may become economically and technically feasible as an alternative to self-contained in-vehicle Route Guidance Products. With off-board route guidance, routes would be calculated on request by a central facility and transmitted, with basic along-the-route map information, to relatively simple and inexpensive in-vehicle and portable products. The Company believes that these applications could extend route guidance or other navigation capabilities to a larger number of users.

  The Company's database could also be used for in-vehicle emergency response systems to track and report vehicle location and to provide directions to vehicle occupants. NavTech's database can also be used in automated displays that would dispense directions, point-of-interest information, and street map extracts at hotels, travel depots, auto club facilities and service stations. In addition, the NavTech database could be used in geographic information systems that could assist a wide range of users whose applications are tied to the roadway network. These include utility companies that want to track their facilities (pipelines, junctions) with reference to the street network, and public agencies responsible for maintaining roadside equipment and monitoring, analyzing, reporting on and controlling traffic flow.

OTHER SERVICES AND CONSULTING

  SEI provides consulting services to NavTech which have formed the basis of the Company's software engineering efforts, including the creation of its technology infrastructure and support for development of Route Guidance Products. SEI also provides software and systems consulting services to clients in a variety of industries, including telecommunications, finance, electronics and quick service restaurants. SEI's customers are primarily large corporations who depend on sophisticated information processing to conduct their businesses. These customers include: BellSouth, The Capital Group, Market Data Corporation, McDonald's Corp., Merisel, Motorola, Inc. and Reuters Information Technology. As part of its support services, SEI operates a telephone help desk in Fargo, North Dakota which provides support services to clients in the quick service restaurant industry. Services include providing operational advice on field systems, handling field requests for new and updated equipment and a wide range of troubleshooting and problem resolution support.

DATABASE WARRANTY

  The Company's license agreements with automotive electronics manufacturers and other customers typically include a warranty that the Company's database is 97% complete and accurate against ground truth at the time of delivery. A similar warranty may also be provided to end users. Although certain of the Company's license agreements limit warranty remedies to replacement of database copies or refund of license fees, others do not contain such limitations. The Company has not incurred significant costs in connection with its warranties and has not established a reserve for future warranty-related costs. Other than the limited warranty described above, the Company's license agreements generally disclaim warranties, express and implied, including warranties of merchantability and fitness for particular purposes. It is the Company's general policy to require its licensees to include similar disclaimers in end user license agreements. There can be no assurance that the Company's or its licensees' disclaimers will be sufficient to protect the Company in connection with any warranty or other claims that may be asserted against the Company. Any failure by the Company to comply with its warranty obligations and the absence or ineffectiveness of warranty or other disclaimers, could expose the Company to claims for substantial monetary damages and have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

  The Company's principal map database competitors are Etak in the United States and the United Kingdom and TeleAtlas in Europe, excluding the United Kingdom. Sony Corporation recently acquired Etak from News Corporation Limited. Robert Bosch GmbH owns 50% of TeleAtlas. The Company believes the principal elements of competition in the market for map databases are the geographical coverage of the database, the range and specificity of the information in the database, database accuracy, the price to customers of the database and the availability of software and hardware products that are compatible with the database. The Company believes that it competes favorably with respect to each of the above factors. The Company expects to experience significant competition from TeleAtlas and Etak. The Company could face competition from additional competitors in the future. Etak and TeleAtlas, together with their corporate parents, each may have substantially greater financial resources and research and development, marketing and other capabilities than the Company. There can be no assurance that the Company will be able to compete successfully in the future or that competitive pressures will not result in price reductions for the Company's database and distribution services that could materially adversely affect the Company's business, financial condition and results of operations. SEI's software and systems development and information services business faces substantial competition from larger consulting firms, including nationally recognized accounting firms and other professional service organizations, many of which have substantially greater financial resources and other capabilities than the Company. The Company's failure to be competitive in the software and systems development and information services business could have a material adverse effect on the Company's business, financial condition and results of operations.

INTELLECTUAL PROPERTY

  The Company's success and its ability to compete are dependent, in part, upon its ability to establish and protect its intellectual property rights. The Company primarily relies on a combination of copyright laws, trade secrets and contractual rights to establish and protect its intellectual property rights in its database, software and related technology. The laws of some foreign countries do not protect the Company's database, software or related technology to the same extent as the laws of the United States. There can be no assurance that the steps taken by the Company to establish and protect its intellectual property will be sufficient to prevent misappropriations or that the Company's current or potential competitors will not develop databases, software or technologies that are substantially equivalent or superior to those of the Company. While the Company's database and software are protected in part by copyright and trade secrets protection, copyright protection does not extend to facts, and thus does not restrict the ability of a competitor to independently develop substantially the same database. There can be no assurance that the Company's competitors will not independently create a database containing substantially the same facts as the Company's database. Also, there can be no assurance that the Company's trade secrets will not become known or be independently discovered by competitors.

  The Company also protects its database, software and related technology, in part, by confidentiality agreements with its employees, consultants and certain contractors. There can be no assurance that these agreements will not be breached, that the Company would have adequate remedies for any breach, or that the Company's confidential information will not otherwise become known or be independently discovered by competitors.

  The Company's database is a compilation of public domain, licensed, otherwise-acquired and independently developed information obtained from various sources such as aerial photographs, commercially available maps and data, government records, other data sources and field observation. Various public authorities and private entities claim copyright or other ownership of or protection with respect to certain data and map information. The intellectual property laws governing databases, map information and related technology are unclear and are developing. The Company's general policy is to seek to obtain licenses or other rights where necessary or appropriate. There can be no assurance that the Company has obtained or will be successful in obtaining all such licenses or rights that may be necessary to use such information on reasonable terms or at all. While the Company believes that its database, software and related technology do not infringe any intellectual property rights of which it is aware, due to the uncertain and developing nature of this area of the law, there can be no assurance that claims of infringement or similar claims will not be asserted against the Company.

  The Company claims rights in its trademarks and service marks. Certain marks of the Company are registered in the United States. The Company has filed applications to register certain other marks in the United States, and is investigating its right to use and register certain marks in Europe and elsewhere. Marks of others that are the same or similar to certain marks of the Company exist or may exist. There can be no assurance that the Company will be able to continue using certain marks or that certain of the Company's marks do not infringe the marks of others in North America, Europe or elsewhere. The Company has licensed others to use certain of its marks and expects to continue licensing certain of its marks in the future. No assurance can be given that others will not take actions that might materially and adversely affect the value of the Company's marks or reputation.

  The Company's database, software and related technologies may be used in a variety of new and evolving industries and markets. Several participants in these industries and markets hold patents relating to databases, software and related subject matter and additional patents may issue in the future. The validity, scope and enforceability of such patents is unclear. Moreover, since patent applications in the United States are not publicly disclosed until the patents issue, applications may have been filed that relate to the Company's database, software and related technologies. The Company does not believe that it infringes any patents of which it is aware; however, there can be no assurance that patent infringement claims, will not be asserted against the Company. The ability of the Company's customers to develop and market products using the Company's database and software may also be materially affected by such patents. The existence and assertion of such patents may deter current and potential customers of the Company from developing and introducing products, with a corresponding adverse effect on the Company's operations. In the event that claims of infringement are asserted against current or potential customers of the Company, such customers may be required to obtain one or more licenses from third parties. There can be no assurance that any necessary licenses from third parties can or will be obtained at a reasonable cost or at all. Also, in the event that a customer of the Company is found to have infringed such patents, such customer may be subject to payment of substantial royalties or damages, or enjoined or otherwise prevented from marketing products which would incorporate the Company's database, software or related technologies. The Company's license agreements with its customers generally include mutual indemnity provisions which in certain cases may require indemnification by the responsible party for liabilities, costs and expenses arising out of potential violations of intellectual property rights. Depending upon the scope and applicability of such indemnification provisions, indemnity claims may be asserted against the Company. While the Company does not believe that it infringes any patents of which it is aware, there can be no assurance that such indemnification provisions and other actions by the Company will not result in indemnification claims or claims of direct or contributory patent infringement or patent infringement inducement. There can be no assurance that the outcome of any such claim would not have a material adverse effect on the Company's business, financial condition and results of operations.

  The Company has in some cases engaged in negotiations and discussions, and entered into relationships, with customers regarding its database, software and related technologies without having executed definitive written agreements. The parties' respective rights and obligations under such circumstances may be unclear. In addition, without definitive written agreements, the Company's ability to develop, protect and exploit its database, software and related intellectual property may be impaired. There can be no assurance that the Company will be successful in executing definitive written agreements with all of its customers, and its failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

  The resolution of any claims related to the Company's intellectual property would generally involve complex legal and factual questions and would consequently be uncertain. In particular, resolution of such claims would likely entail considerable cost to the Company and diversion of efforts of management. The Company is currently involved in litigation with Etak, Zexel USA, Inc. and its parent regarding alleged patent infringement, indemnification and related issues. See "--Litigation."

LITIGATION

  On November 18, 1994, Etak, the Company's primary competitor in the United States, filed suit against one of the Company's customers, Zexel USA, Inc. ("Zexel USA"), in the United States District Court for the Northern District of California, alleging that Zexel USA's Route Guidance Products infringe U.S. Patent Nos. 4,796,191 and 4,914,605 (the "Etak Patents"), and seeking monetary damages, the trebling of such damages for willful infringement and injunctive relief. Subsequently, Etak filed an amended complaint adding the Japanese parent of Zexel USA, Zexel Corporation ("Zexel Japan"), as a defendant. Etak has not filed any claims that allege that the Company's database or software infringes the Etak Patents. No trial date is currently set.

  On June 30, 1995, Zexel Japan filed a third-party complaint against the Company, seeking recovery of any and all damages awarded against Zexel Japan, and for costs and expenses incurred by Zexel Japan, in the litigation with Etak. The third-party complaint is based on certain alleged representations, warranties, indemnity and other provisions in license agreements between Zexel Japan and the Company, pursuant to which the Company provided certain software products to Zexel Japan which allegedly are used in Zexel USA's Route Guidance Product. Thereafter, the Company filed an answer to Zexel Japan's complaint, denying liability as asserted therein and asserting numerous affirmative defenses, and a counterclaim and cross-claim for indemnification against Zexel Japan and Zexel USA, respectively. The Company also filed claims against Etak seeking a declaration that the Etak Patents are invalid, unenforceable and not infringed by Zexel USA, and for Etak's violation of the federal antitrust laws. Proceedings on the antitrust claims against Etak have been stayed pending the resolution of the underlying patent issues.

  If Etak prevails in the litigation, Zexel USA or Zexel Japan (collectively, "Zexel") could be enjoined from selling products incorporating the Company's proprietary technology and could be required to pay significant monetary damages to Etak. If the Etak litigation were to be resolved by a settlement, Zexel might be required to make substantial payments to Etak. If Zexel were to settle with, or be found liable to Etak and prevail on its indemnification claim against the Company, the Company could be required to pay substantial amounts to Zexel. Zexel and the Company are vigorously contesting all of Etak's claims. It is the Company's position that the Etak Patents are invalid, unenforceable and not infringed and, even if Zexel were to settle with or be found liable to Etak, the Company would have no indemnification obligation to Zexel. However, the Company cannot predict the ultimate outcome of the lawsuit. Patent litigation is highly complex and can extend for a protracted time, which can substantially increase the cost of such litigation. In connection with the Etak litigation, the Company has incurred, and expects to continue to incur, substantial legal fees and legal expenses. Although the Company cannot estimate with certainty its legal fees, legal expenses and potential liability, the Company has established an accrual on its financial statements at June 30, 1996 in an amount it believes to be a reasonable estimate of such legal fees and expenses. The Etak litigation has also diverted, and is expected to continue to divert, the efforts and attention of some of the Company's legal, management and technical personnel. Although the Company does not believe the outcome of the Etak litigation will have a material adverse effect on its business, financial condition or results of operations, an adverse result in the Etak litigation could have a material adverse effect on the Company's business, financial condition and results of operations, including, but not limited to, disruption of the Company's business relationship with Zexel and other customers and impairment of the market generally for Route Guidance Products.

EMPLOYEES

  As of June 30, 1996, and giving effect to the SEI Merger, the Company had 1,103 employees, consisting of 580 in database production and updating, 142 in software engineering, 241 in services and consulting, 57 in sales, marketing and customer support, and 83 in general and administrative functions. The Company's employees are not represented by any collective bargaining organization and the Company has never experienced a work stoppage.

FACILITIES

  The Company's worldwide corporate and North American headquarters are located in Sunnyvale, California in two buildings aggregating approximately 40,000 square feet. The Company has additional operations aggregating 18,200 square feet in two buildings in Fargo, North Dakota, 17,600 square feet in Rosemont, Illinois and 4,000 square feet in Cupertino, California. The Company's European headquarters occupy approximately 6,200 square feet near Frankfurt, Germany. The Company's primary European product development operations are located in Best, The Netherlands, in an approximately 27,300 square foot building. All of these buildings are leased under leases expiring from October 1997 to July 2001. The Company also has 35 field offices in the United States, 22 field offices in Europe and one field office in Canada, which are primarily used for database research and updating activities. In July 1996, the Company opened an office in Yokahama, Japan to provide technical support to electronics manufacturers. SEI has offices in the Chicago area, in Fargo, in the Los Angeles area and in New York. The Company believes its North American and European headquarters, production and administration facilities are adequate for its current needs, except for the facilities located in Fargo, North Dakota and Rosemont, Illinois. The Company is currently seeking additional facilities in Fargo and Rosemont. The Company will need additional facilities for future field offices and may need additional facilities for marketing and distribution activities. The Company believes that additional space will be available on reasonable terms.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The executive officers and directors of the Company as of the closing of the Offerings and their ages are as follows:

          NAME            AGE                                POSITION
          ----            ---                                --------
T. Russell Shields         54 Chairman of the Board of Directors and Chief Executive Officer
Ronald A. Brumback         49 President, Chief Operating Officer and Director
Thomas A. Lerone           48 Vice President, Finance and Administration and Chief Financial Officer
Richard J. Weiland         52 Vice President, Industry Relations, Secretary and Director
Fidelis N. Umeh            56 President and Chief Executive Officer of SEI
William Curran (1)(2)      47 Director
Richard de Lange           51 Director
Michael S. Hasley (1)(2)   42 Director
Shinichi Komeda (1)(2)     59 Director
Stephen C. Tumminello      59 Director
Dr. Klaus Volkholz         60 Director

- --------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

  T. Russell Shields has served as Chief Executive Officer of NavTech since January 1988, Chairman of the Board of NavTech since January 1989 and a director of NavTech since June 1987. Mr. Shields founded SEI in 1969. Mr. Shields serves on numerous industry boards and committees, including the Intelligent Transportation Society of America, the ITS World Congress Board of Directors, the Transportation Research Board's Committee on Communications and the International Standards Organization. Mr. Shields holds a B.S. in Mathematics from Wichita State University and an M.A. in History and an M.B.A. from the University of Chicago.

  Ronald A. Brumback has served as President and Chief Operating Officer of the Company since April 1996 and as a director of the Company since March 1995. From February 1995 to April 1996, Mr. Brumback served as Senior Vice President of Philips Media B.V., a subsidiary of Philips. From March 1992 to January 1995, he served as Senior Vice President, Information Services Group, and General Manager of Database Technology Services, a division of R.R. Donnelley and Sons Company, a printing company. From September 1988 to
March 1992, Mr. Brumback served as Senior Manager of The Boston Consulting Group, a management consulting firm. Mr. Brumback holds a B.A. in Economics from the University of Richmond and an M.A. and M.Phil. in Economics and an M.B.A. from Columbia University.

  Thomas A. Lerone has served as Vice President, Finance and Administration and Chief Financial Officer of NavTech since September 1988. Prior to joining the Company, Mr. Lerone served in a consulting capacity as Chief Financial Officer of Zoran Corporation, a semiconductor company, as Chief Financial Officer of Elxsi, a computer manufacturer, and as Vice President, Treasurer and Secretary of Trilogy Ltd., a computer developer, until its merger with Elxsi. Mr. Lerone holds a B.S.C. in Business Administration from the University of Santa Clara.

  Richard J. Weiland has been a director of NavTech since December 1985 and Secretary of NavTech since June 1996. Effective upon the consummation of the SEI Merger, he will serve as the Company's Vice President, Industry Relations. Mr. Weiland has served in various capacities with SEI since 1971, most recently as Vice Chairman of SEI and General Manager of SEI Technology Group. Mr. Weiland holds a B.S. in Mathematics from the University of Michigan and an M.S. in Information Science and an M.B.A. from the University of Chicago.

  Fidelis N. Umeh has served as President and Chief Executive Officer of SEI since 1986 and has served in various operational management positions with SEI since 1974. Mr. Umeh holds a B.S. in Electrical Engineering from the University of Minnesota, an M.S. in Applied Mathematics from the Illinois Institute of Technology and an M.B.A. from the University of Chicago.

  William Curran became a director of the Company in April 1996. Mr. Curran is Senior Vice President, Chief Financial Officer and Director of Philips Electronics North America Corporation, a subsidiary of Philips, and has served in various positions with Philips and its affiliates since 1976. Mr. Curran holds a B.S. in Management Engineering from Rensselaer Polytechnic Institute and an M.B.A. from the Wharton School of Business.

  Richard de Lange became a director of the Company in June 1996. Mr. de Lange is the President of Philips Media U.K. Ltd., a subsidiary of Philips, and has been employed in various capacities with Philips since 1970, most recently as Chairman of Philips U.K. and President of Philips Lighting Europe. Mr. de Lange holds a degree in law from the University of Amsterdam.

  Michael S. Hasley became a director of the Company in September 1987. Mr. Hasley serves as President of R & D Funding Corp., a general partner of various limited partnerships involved in research and development, and an affiliate of Prudential Securities Inc., which he joined in 1986. He is presently a Senior Vice President of Prudential Securities Inc. Mr. Hasley holds an A.B. in Political Science from Kenyon College and an M.M. (M.B.A.) from Northwestern University.

  Shinichi Komeda became a director of the Company in June 1993. Since March 1995, Mr. Komeda has served as President and Chief Executive Officer of Nichimen Electronics Component Corp., an electronics components sales company. From 1962 to March 1995, Mr. Komeda served in various capacities with Nichimen Corporation and Nichimen America, Inc., most recently as Senior Vice President of Nichimen America, Inc. Mr. Komeda holds a B.S. in Economics from Kwansei Gakuin University.

  Stephen C. Tumminello became a director of the Company in June 1996. Mr. Tumminello has served as the President and Chief Executive Officer and Director of Philips Electronics North America Corporation, a subsidiary of Philips, since June 1990. Prior to June 1990, Mr. Tumminello served in various other capacities at Philips. Mr. Tumminello holds a B.S. in Business Administration from Fairleigh Dickinson University.

  Dr. Klaus Volkholz became a director of the Company in March 1994. Dr. Volkholz served as Senior Director, Corporate Planning and Strategy of Philips International B.V., a subsidiary of Philips, from March 1986 to March 1996 and currently serves as a consultant to Philips. Prior to March 1986, Dr. Volkholz served in various other capacities at Philips. Dr. Volkholz holds an M.A. in Economics and a Ph.D. in Electrical Engineering from the University of Michigan.

  All directors hold office until the next annual meeting of stockholders or until their successors have been elected and qualified. Currently, directors of the Company do not receive compensation for services provided as a director. Messrs. Weiland and Hasley have agreed to resign from the Board of Directors upon the appointment of independent directors to be identified by the Board of Directors subsequent to the Offerings.

  The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee reviews, acts on and reports to the Board of Directors with respect to various auditing and accounting matters, including the selection of the Company's auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of the Company's auditors and the accounting practices of the Company. The Compensation Committee establishes salaries, incentives and other forms of compensation for the officers and other employees of the Company and administers the incentive compensation, stock option and benefit plans of the Company. See "--Employment Contracts" and "--Employee Benefit Plans."

  There are no family relationships between any directors or executive officers of the Company. Philips has agreed to vote its shares to elect Mr. Shields to the Company's Board of Directors, and the Company has agreed to use its best efforts to achieve such election, so long as Mr. Shields, together with his family, beneficially owns at least 10% of the Company's outstanding Common Stock. Mr. Shields and his family will beneficially own approximately 13.5% of the Company's outstanding Common Stock upon the closing of the Offerings and the Direct Placement.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee of the Company's Board of Directors currently consists of Messrs. Curran, Hasley and Komeda. None of these individuals were at any time during fiscal 1995 an officer or employee of the Company. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee.

EMPLOYMENT CONTRACTS

  Each of Messrs. Shields and Brumback have entered into written employment agreements with the Company. Mr. Shields' agreement, which will be effective upon closing of the SEI Merger, is for a term of four years and is terminable by the Company or Mr. Shields upon written notice. Mr. Brumback's is an "at-will" agreement with no specified term. The agreements provide for annual base cash compensation of $375,000 for each of Messrs. Shields and Brumback plus a target bonus of 50% of such annual base compensation payable upon the achievement of certain milestones and objectives (except for the year 1996 when the bonus will not be linked to any milestones or objectives but instead will be 50% of base cash compensation paid in 1996), as well as such customary benefits as NavTech may provide to its executive employees. The agreements provide that both Mr. Shields and Mr. Brumback report directly to NavTech's Board of Directors and specify the duties and responsibilities of each of them.

  Pursuant to the agreement with Mr. Shields, NavTech has granted Mr. Shields options to purchase 833,334 shares of Common Stock at an exercise price of $20.40 per share, of which options to acquire 104,166 shares of Common Stock shall vest on January 1, 1997 and the remaining options shall vest in 42 equal monthly installments starting on February 1, 1997. Once vested, such options generally are exercisable for ten years, with certain exceptions in the event that Mr. Shields' employment is terminated.

  If NavTech terminates Mr. Shields' employment for cause (as defined in the agreement) as a result of an act or omission which involves dishonesty or criminal conduct directed against the Company, vesting of options shall cease, and all vested but unexercised options shall terminate upon such termination of employment. If NavTech terminates Mr. Shields' employment for cause for reasons other than those described in the foregoing sentence, vesting of options shall cease and all vested but unexercised options shall terminate 90 days after such termination of employment. In the event Mr. Shields' employment terminates due to his death or disability (as defined in the agreement) or Mr. Shields terminates his employment other than as a result of a continuing material breach of the agreement by NavTech, vesting of options shall cease, but vested options shall remain exercisable for the remainder of their respective ten year terms.

  If NavTech terminates Mr. Shields' employment for cause, if Mr. Shields' employment terminates due to his death or disability or if Mr. Shields terminates his employment other than as a result of a material breach of the agreement by NavTech, Mr. Shields shall not be entitled to severance compensation other than payment of any earned but unpaid bonus. If Mr. Shields' employment is terminated by NavTech without cause or by Mr. Shields as a result of a material breach of the agreement by NavTech, Mr. Shields will be entitled to severance pay equal to one year's base annual compensation, plus any earned and unpaid bonus, continuation of his normal benefits for a one year period, continuation of vesting of non-qualified stock options for a period of one year and continuation of the right to exercise all vested options for the remainder of their respective ten year terms.

  NavTech has also agreed to use its best efforts to achieve Mr. Shields' election to the Board of Directors so long as he, together with his family, beneficially owns at least 10% of NavTech's outstanding shares of Common

Stock. Mr. Shields' employment agreement also contains non-competition provisions that restrict the activities related to both NavTech's and SEI's business in which Mr. Shields may engage during the term of his employment plus one year, as well as provisions granting NavTech ownership of all proprietary information and inventions made or conceived by Mr. Shields during the term of his employment, with certain exceptions.

  Pursuant to the terms of the agreement with Mr. Brumback, NavTech has granted Mr. Brumback options to purchase 416,667 shares of NavTech Common Stock at an exercise price of $10.20 per share. Subject to Mr. Brumback's continued employment, such options will vest in equal monthly installments over a four year period starting April 22, 1996. In the event of termination without cause (as defined in the agreement), the agreement provides for severance pay equal to one year base compensation plus any earned and unpaid bonus as well as the continuation of normal benefits for one year. Furthermore, the agreement provides for the continuation of vesting of Mr. Brumback's incentive stock options for a period of three months from the date of termination, continuation of vesting of non-qualified stock options for a period of one year from the date of any such termination and extension of the time period for the exercises of non-qualified stock options to two years from the date of such termination. The incentive stock options shall convert to non-qualified stock options if they are not exercised within three months of such termination. In the event of voluntary termination by Mr. Brumback, the agreement provides for payment of earned but unpaid bonuses. The agreement expresses an intent that Mr. Brumback shall be a member of the Board of Directors so long as he remains employed as President and Chief Operating Officer.

LIMITATION ON LIABILITY AND INDEMNIFICATION MATTERS

  The Company's Restated Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law, and the Company's Bylaws provide that the Company shall indemnify its directors and may indemnify its other officers, employees and agents to the fullest extent permitted by law. The Company has also entered into agreements to indemnify its directors and officers, in addition to the indemnification provided for in the Company's Bylaws. Pursuant to such agreements the Company, subject to certain conditions, is required to indemnify its officers and directors to the fullest extent provided by law. The Company is also required, subject to certain conditions, to advance the out of pocket expenses of its officers and directors related to certain types of suits, proceedings or similar actions. Upon timely notice, the Company may terminate such agreements as they relate to events which arise after such termination. The Company believes that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

EXECUTIVE COMPENSATION

  The following table sets forth the compensation paid by NavTech and SEI during the year ended December 31, 1995 to the Company's Chief Executive Officer and each of the Company's three other most highly compensated executive officers whose salary and bonus for services rendered in all capacities to the Company and its subsidiaries exceeded $100,000 during such year (collectively, the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                                                   LONG-TERM
                                                                  COMPENSATION
                                                                  ------------
                                               ANNUAL
                                            COMPENSATION             AWARDS
                                          -----------------       ------------
                                                                   SECURITIES
                                                                   UNDERLYING
                                                                    OPTIONS
       NAME AND PRINCIPAL POSITION         SALARY   BONUS           (SHARES)
       ---------------------------        -------- --------       ------------
T. Russell Shields(1).................... $303,255 $409,531(2)(3)        --
 Chairman and Chief Executive Officer
Thomas A. Lerone.........................  166,058   10,000          16,175
 Vice President, Finance and
  Administration
  and Chief Financial Officer
Fidelis N. Umeh(1) ......................    9,608  725,375(2)           --
 President and Chief Executive Officer of
  SEI
Richard J. Weiland(1) ...................  186,499  134,350(2)(4)        --
 Vice President, Industry Relations and
  Secretary

- --------
(1) Such Named Executive Officer was employed by SEI during the year ended December 31, 1995 and received compensation from SEI during such year. NavTech paid a total of $300,000 and $105,600, respectively, to SEI for Mr. Shields' and Mr. Weiland's services to NavTech during such year.

(2) Includes payments pursuant to SEI's Profit Participation Plan (the "Profit Plan"). Under the Profit Plan, the participants have their salaries reduced and SEI pays out approximately 75% of its pretax income from operations (including salary reductions) and certain special items to Profit Plan participants. For fiscal 1995, Messrs. Shields, Umeh and Weiland elected to have their salaries reduced by $192,985, $355,502 and $66,677, respectively. In connection with the SEI Merger, Mr. Shields and Mr. Weiland have agreed not to receive any further payments under the Profit Plan in excess of their respective salary reductions, such payments as they each would have been entitled to absent the occurrence of the SEI Merger and, in the case of Mr. Weiland, an additional payment not to exceed $150,000. After the SEI Merger, NavTech plans to review, evaluate and establish the SEI compensation plans in the ordinary course of business.

(3) Includes $297,421 earned in 1995 but not paid during such year.

(4) Includes $97,572 earned in 1995 but not paid during such year.

OPTION GRANTS DURING 1995

  The following table sets forth, as to the Named Executive Officers, information concerning stock options granted during the year ended December 31, 1995.

                             OPTION GRANTS IN 1995
                                                                           POTENTIAL REALIZABLE
                                                                             VALUE AT ASSUMED
                                                                           ANNUAL RATES OF STOCK
                                                                            PRICE APPRECIATION
                                       INDIVIDUAL GRANTS(1)                 FOR OPTION TERM(4)
                         ------------------------------------------------- ---------------------
                         NUMBER OF   % OF TOTAL
                         SECURITIES   OPTIONS
                         UNDERLYING  GRANTED TO
                          OPTIONS   EMPLOYEES IN    EXERCISE    EXPIRATION
          NAME            GRANTED     1995(1)    PRICE($/SH)(2)  DATE(3)       5%        10%
          ----           ---------- ------------ -------------- ---------- ---------- ----------
T. Russell Shields......       --        --              --            --          --         --
Thomas A. Lerone........   16,175       2.4%         $10.20      07/01/05  $  103,758 $  262,944
Fidelis N. Umeh.........       --        --              --            --          --         --
Richard J. Weiland......       --        --              --            --          --         --


- --------
(1) The Company granted options to purchase 662,305 shares of Common Stock during 1995.

(2) The exercise price may be paid in cash, check, shares of the Company's Common Stock (subject to approval of the Board of Directors) or any combination of such methods.

(3) Options may terminate before their expiration date if the optionee's status as an employee is terminated or upon the optionee's death or disability.

(4) Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The 5% and 10% assumed annual compound rates of stock price appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of future prices of its Common Stock. Actual gain, if any, on stock option exercises are dependent on the future performance of the Common Stock, overall market conditions and the option holder's continued employment through the vesting period. This table does not take into account any appreciation in the price of the Common Stock from the date of grant to the present.

  Subsequent to December 31, 1995, the Company granted options to purchase 416,667, 16,667 and 33,334 shares, respectively, of Common Stock to Messrs. Brumback, Lerone and Weiland at an exercise price of $10.20 per share and, contingent upon the closing of the SEI Merger, options to purchase 833,334 shares of Common Stock to Mr. Shields at an exercise price of $20.40 per share.

OPTION EXERCISES AND HOLDINGS

  The following table sets forth information concerning option holdings for the year ended December 31, 1995 with respect to each of the Named Executive Officers. No options were exercised by the Named Executive Officers during such year. No stock appreciation rights were granted during such year.

   AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END VALUES

                               NUMBER OF SECURITIES      VALUE OF UNEXERCISED
                              UNDERLYING UNEXERCISED         IN-THE-MONEY
                                    OPTIONS AT                OPTIONS AT
                                 DECEMBER 31, 1995       DECEMBER 31, 1995(1)
                             ------------------------- -------------------------
            NAME             EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
            ----             ----------- ------------- ----------- -------------
T. Russell Shields..........       --           --            --           --
Thomas A. Lerone............   72,705       31,484      $579,580     $132,545
Fidelis N. Umeh.............       --           --            --           --
Richard J. Weiland..........       --           --            --           --

- --------
(1) Based on the fair market value of the Company's Common Stock at December 31, 1995 of $10.20 per share (as determined by the Company's Board of Directors) less the exercise price payable for such options.

EMPLOYEE BENEFIT PLANS

  1988 Stock Option Plan. As of June 30, 1996, options to purchase an aggregate of 2,137,012 shares of Common Stock were outstanding under the Company's 1988 Stock Option Plan (the "1988 Plan"). Following the Offerings, no further options will be granted under the 1988 Plan, as the Company intends to grant options pursuant to its 1996 Plan described below. The 1988 Plan provided for the grant by the Board of Directors of the Company of incentive and nonqualified stock options to employees and consultants of the Company. The 1988 Plan is administered by the Board of Directors or a committee thereof. The Board may interpret the 1988 Plan and, subject to its provisions, may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the 1988 Plan. All options granted under the 1988 Plan have a term of ten years, and typically vest in equal annual or monthly installments so that the option is fully vested in four years.

  1996 Stock Option Plan. The Company has reserved an aggregate of 5,669,890 shares of Common Stock for issuance under its Amended and Restated 1996 Stock Option Plan (the "1996 Plan"). As of June 30, 1996, options to purchase an aggregate of 337,348 shares of Common Stock were outstanding under the 1996 Plan. In addition, options to purchase 833,334 shares of Common Stock were granted contingent upon the closing of the SEI Merger. The 1996 Plan was originally adopted by the Board of Directors in April 1996. The 1996 Plan was amended and restated by the Board of Directors in June 1996. The 1996 Plan will be in effect for a term of ten years unless terminated earlier pursuant to its terms. The 1996 Plan provides for grants of incentive stock options, nonstatutory stock options and stock purchase rights to employees (including employees who are officers) of the Company and its subsidiaries; provided however, that no employee may be granted an option for more than 1,666,667 shares in any one year. The 1996 Plan also provides for grants of nonstatutory stock options and stock purchase rights to consultants. The 1996 Plan may be administered by the Board of Directors or by a committee appointed by the Board (the "Administrator"), in a manner that satisfies the legal requirements relating to the administration of stock plans and issuance of shares under all applicable laws. The 1996 Plan is currently administered by the Compensation Committee of the Board of Directors.

  The exercise price of options granted under the 1996 Plan is determined by the Administrator. With respect to incentive stock options granted under the 1996 Plan, the exercise price must be at least equal to the fair market value per share of Common Stock on the date of grant, and the exercise price of any incentive stock option granted to a participant who owns more than 10% of the voting power of all classes of the Company's outstanding capital stock of the Company or a parent or subsidiary corporation of the Company (a "Ten Percent

Stockholder") must be equal to at least 110% of the fair market value of the Common Stock on the date of grant. The maximum term of an incentive stock option granted under the 1996 Plan may not exceed ten years from the date of grant (five years in the case of a Ten Percent Stockholder). The term of a nonstatutory stock option is determined by the Administrator. In the event of termination of an optionee's employment or consulting arrangement, options may only be exercised, to the extent vested as of the date of termination, for a period specified in the notice of grant. If the optionee commits an act of misconduct, his or her options terminate as of the day of the act of misconduct. In addition, the Company has a right to rescind the exercise of any options which occurred after the act of misconduct or, if the optionee has sold the shares covered by such option, to recover the net proceeds of the sale along with interest. Generally, misconduct means any acts affecting the optionee's employment which involve (1) dishonesty, fraud, or criminal conduct, (2) knowing and willful violation of a material written company policy or a lawful direction by an authorized executive officer or the board,
(3) material, competitive activities with the Company or (4) knowing, unauthorized disclosure of confidential, material, proprietary information or trade secrets of the Company. If the notice of grant does not specify the period for exercise, the optionee will have three months following the date of termination. Unless otherwise specified by the Administrator in the notice of grant, options and stock purchase rights may not be sold or transferred other than by will or the laws of descent and distribution, and may be exercised during the life of the optionee only by the optionee.

  A stock purchase right allows an employee or consultant to purchase shares of the Company's Common Stock pursuant to a restricted stock agreement. Unless otherwise determined by the Administrator, the restricted stock purchase agreement gives the Company an option, exercisable upon termination of the purchaser's employment for any reason including death or disability, to repurchase the shares at the original price paid by the purchaser. Such repurchase option lapses at a rate determined by the Administrator.

  In the event of a merger or sale of substantially all of the Company's assets, all outstanding options and stock purchase rights may be assumed or an equivalent option or stock purchase right substituted by the successor corporation or its parent or subsidiary. In the absence of such assumption or substitution, all options and stock purchase rights will become fully exercisable and vested. Any options and stock purchase rights not assumed or substituted for will terminate fifteen days after the Administrator gives notice.

  The Board has the right to amend or terminate the 1996 Plan, provided that no such action may impair the rights of any optionee without the written consent of any such optionee, and provided further that certain amendments are by law subject to stockholder approval. The 1996 Plan will terminate in 2006 unless terminated sooner by the Board.

  1996 Netherlands Stock Option Subplan. The 1996 Stock Option Plan for Netherlands Employees (the "Netherlands Subplan") is a subplan created under the 1996 Plan to satisfy the requirements for preferential tax treatment in the Netherlands. All options granted under the Netherlands Subplan are nonstatutory options. Options granted under the Netherlands Subplan must comply with all provisions of the 1996 Plan as well as with the Netherlands Subplan.

  1996 French Stock Option Subplan. The 1996 Stock Option Plan for French Employees (the "French Subplan") is a subplan created under the 1996 Plan to satisfy the requirements for preferential tax treatment in France. All options granted under the French Subplan are nonstatutory options and may be granted only to salaried employees of a participating French subsidiary of the Company who are residents of France and are not Ten Percent Stockholders. Options granted under the French Subplan must comply with all provisions of the 1996 Plan as well as with the French Subplan.

  SEI 1996 Stock Option Plan. In connection with the SEI Merger, the Company will assume SEI's stock option plan (the "SEI Plan"). Options granted under the SEI Plan are incentive stock options with a ten year term that have an exercise price equal to the fair market value of SEI's shares on the date of grant. Following the SEI Merger, shares of NavTech Common Stock will be issued in substitution for shares of SEI common stock upon any exercise of outstanding options under the SEI Plan. No further options will be granted under the SEI Plan. A maximum of 333,334 shares of NavTech Common Stock may be issued to holders of options under the SEI Plan.

                             CERTAIN TRANSACTIONS

TRANSACTIONS WITH PHILIPS

  In September 1994, the Company sold 7,843,137 shares of its Preferred Stock to Philips at a price of $10.20 per share (the "1994 Philips Investment") that was paid in installments with interest through November 1995. At the same time, the Company issued 2,445,390 shares of Preferred Stock at an effective price of $10.20 per share to Philips in exchange for shares of NavTech Europe and notes payable by NavTech Europe held by Philips. Each share of Preferred Stock will automatically convert into one share of Common Stock upon the closing of the Offerings.

  In connection with the 1994 Philips Investment, Philips agreed with the Company that, for three years following the closing of the Offerings, except as approved by a majority of the Company's directors other than Philips' designees, Philips will not own more than 75% of the outstanding Common Stock of the Company, except for (i) shares acquired in a tender offer or exchange offer for all of the Company's Common Stock or in a merger, consolidation, mandatory share exchange or similar transaction where the Company is a party;
(ii) shares acquired pursuant to the exercise of any right of first refusal held by Philips or (iii) otherwise due to actions by the Company or others which Philips has no right or ability to prevent. In addition, for five years following the Offerings, Philips has agreed to give the Company's other stockholders the right to participate on equal terms in any sale by Philips of all or substantially all of its equity interest in the Company other than in an underwritten public offering. Philips also granted to persons who were stockholders or optionholders (to the extent the options vest in accordance with the terms of the option) of the Company on September 2, 1994 the right to require Philips to purchase certain shares of the Company's Common Stock held, on a fully-diluted basis, by such stockholders or optionholders on such date at a per share price of $10.20. As of June 30, 1996, there were approximately 1,982,000 shares of Common Stock and approximately 325,000 shares of Common Stock subject to vested options which are subject to these contractual rights, and such rights terminate upon the closing of the Offerings. Philips has indicated to the Company that it does not have a present intention to hold any shares of Common Stock that would cause its ownership percentage to equal or exceed 50% of the Company's outstanding Common Stock.

  The Company also has certain agreements with Philips regarding the licensing of the Company's products. The Company's contracts with Philips and other major customers extend most favored customer terms and prices for similar applications, quantities and territories.The description of the terms of the 1994 Philips Investment herein is qualified in its entirety by reference to the Investor Rights Agreement and Stock Purchase Agreement filed as Exhibits
10.7 and 10.8 to the Registration Statement of which this Prospectus is a part.

  In May 1996, the Company entered into agreements with Philips pursuant to which the Company granted a nonexclusive, nontransferable, nonsublicensible license to use its navigable database and related software in connection with certain personal navigation products and services developed by or for Philips. The Company received $28,000 in connection with such agreements in July 1996.

  In June 1996, pursuant to the Private Financing Philips purchased shares of Preferred Stock for an aggregate purchase price of $29,283,796 ($18,262,563 of which was paid in cash and the remainder of which was paid by conversion of outstanding loans), and T. Russell Shields, together with certain of his family members, purchased shares of Preferred Stock for an aggregate purchase price of $189,598, paid in cash. The number of shares of Preferred Stock issued to each of the purchasers in the Private Financing is subject to adjustment on the closing of the Offerings made hereby based on the initial public offering price of the Company's Common Stock. The number of shares of Preferred Stock to which each purchaser is entitled will be determined by dividing the aggregate purchase price paid by the purchaser by the "adjustment price" which will be 80% of the gross price per share at which the Common Stock is initially offered to the public. After the adjustment is made, the Company will either issue additional Preferred Stock or the purchaser will surrender to the Company shares of Preferred Stock so that each purchaser holds the appropriate number of shares in accordance with the above formula. Based on an assumed initial public offering price of $13.00 per share, Philips and Mr. Shields, together with his family, will receive 2,815,750 shares and 18,233 shares of Common Stock, respectively, upon conversion to Common Stock of the Preferred Stock purchased in the Private Financing.

  In connection with the Private Financing, Philips agreed to purchase in the Direct Placement a number of shares of Common Stock necessary to constitute, when aggregated with all other shares held by Philips, 48% of the total number of shares of Common Stock issued and outstanding on the closing date of the Offerings made hereby. Philips also has an option to purchase directly from the Company in the Direct Placement additional shares that would result in Philips owning up to 48% of the outstanding shares of Common Stock upon the closing of any exercise of the U.S. Underwriters' and International Managers' over-allotment options. Philips will purchase such shares at a price per share equal to the price at which the shares of the Common Stock are initially offered to the public, net of the underwriters' discounts and commissions. The number of shares Philips will purchase in the Direct Placement will depend on
(i) the initial public offering price of the Common Stock, which will affect the number of shares of Common Stock issued upon conversion of the Preferred Stock sold in the Private Financing and the number of shares to be sold to Zenrin in the Direct Placement, (ii) the number of outstanding options that are exercised prior to the closing of the Offerings, and (iii) the number of shares stockholders sell to Philips pursuant to the above described contractual rights prior to the closing of the Offerings. See "Shares Eligible for Future Sale."

  NavTech Europe purchases certain computer services from an affiliate of Philips. In 1993, 1994, 1995 and for the six month period ended June 30, 1996, NavTech Europe incurred charges from such affiliate aggregating $0.9 million, $1.4 million, $2.0 million and $1.1 million, respectively, in connection with such services.

OTHER STOCK ISSUANCES

  In March 1993, the Company sold an aggregate of 285,000 shares of Preferred Stock to Nichimen Corporation and Nichimen America, Inc. (the "Nichimen Entities") at a purchase price of $4.68 per share, which shares were converted into an equal number of shares of Common Stock in December 1993. In February 1994, the Company issued convertible debentures in an aggregate principal amount of $320,000 to the Nichimen Entities, which debentures were converted into an aggregate of 32,694 shares of Common Stock in September 1994. Also in February 1994, the Company sold an aggregate of 100,000 shares of Common Stock to the Nichimen Entities at a purchase price of $4.80 per share. Shinichi Komeda, a director of the Company, is President and Chief Executive Officer of Nichimen Electronics Corp., an affiliate of the Nichimen Entities.

  Between April 1993 and September 1994, Fidelis N. Umeh, President and Chief Executive Officer of SEI, and T. Russell Shields (or trusts affiliated with Mr. Shields) purchased an aggregate of 17,983 shares and 26,968 shares, respectively, of Common Stock (or Preferred Stock or convertible debentures that converted into Common Stock) at purchase prices ranging from $4.68 to $10.20 per share.

  In June 1996, the Company entered into an Agreement and Plan of Reorganization (the "Merger Agreement") with SEI pursuant to which SEI will be merged with a subsidiary of NavTech upon the closing of the Offerings. Pursuant to the Merger Agreement, each outstanding share of SEI common stock will be converted into approximately 545.26 shares of NavTech Common Stock. In addition, outstanding options to purchase approximately 611 shares of SEI Common Stock will become options to purchase 333,334 shares of NavTech Common Stock at an exercise price of $10.20 per share. T. Russell Shields, together with his family members and trusts for the benefit of his family members, Richard J. Weiland and Fidelis N. Umeh are stockholders of SEI and will receive 5,237,748 shares, 134,134 shares and 426,938 shares of NavTech Common Stock, respectively, pursuant to the SEI Merger. Pursuant to an agreement with SEI, Mr. Umeh will receive 358,235 of these shares in exchange for 657 shares of SEI Common Stock received in consideration of the termination of previous compensation arrangements. Philips has also agreed to acquire from Mr. Umeh at the initial public offering price, less the underwriting discount, immediately prior to the SEI Merger such number of shares of SEI Common Stock that are exchangeable for 250,000 shares of Common Stock upon the SEI Merger. Mr. Shields beneficially owns approximately 83.1% of SEI's outstanding stock. Mr. Shields has agreed to indemnify NavTech with respect to certain potential liabilities of SEI, including liabilities that may arise in connection with the SEI Merger.

  From time to time, the Company grants stock options to its executive officers and directors. See "Management--Option Grants During 1995" and "Principal Stockholders."

OTHER TRANSACTIONS

  Certain holders of shares of the Company's capital stock, including Philips and Mr. Shields, are entitled to certain rights with respect to the registration of such shares under the Securities Act so long as such holders, together with their investment group, hold more than 2% of the Company's outstanding Common Stock. Currently, only Philips and Mr. Shields meet such threshold. See "Description of Capital Stock--Registration Rights."

                            PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of the Common Stock as of June 30, 1996 after giving effect to the issuance of 3,632,099 shares of Common Stock (net of shares exchanged for shares held by SEI which will be accounted for as treasury stock on the Company's consolidated balance sheet) in connection with the SEI Merger and as adjusted to reflect the sale of 10,500,000 shares of Common Stock offered hereby and the sale of 1,074,052 shares of Common Stock to Philips and Zenrin in the Direct Placement for (i) each person who is known by the Company to beneficially own more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers, and (iv) all directors and executive officers as a group.

                                        SHARES BENEFICIALLY      SHARES BENEFICIALLY
                                            OWNED BEFORE             OWNED AFTER
                                        THE OFFERINGS(1) (2)     THE OFFERINGS(1) (3)
                                        ------------------------ ------------------------
      BENEFICIAL OWNER                    NUMBER      PERCENT      NUMBER      PERCENT
      ----------------                  ------------- ---------- ------------- ----------
Philips Electronics, N.V.(4)............  18,805,345     63.4%     19,797,127     48.0%
 Building VO-p, P.O. Box 218
 5600 MD Eindhoven, The Netherlands

T. Russell Shields(5)...................   5,377,691     18.1       5,377,691     13.0
 c/o Navigation Technologies Corporation
 10101 N. DeAnza Boulevard,
 Suite 230
 Cupertino, CA 95014

Ronald A. Brumback(6)...................      34,723        *          34,723        *
Richard J. Weiland(7)...................     236,951        *         236,951        *
William Curran(8).......................          --       --              --       --
Richard de Lange(8).....................          --       --              --       --
Michael S. Hasley(9)....................      10,417        *          10,417        *
Shinichi Komeda(10).....................          --       --              --       --
Dr. Klaus Volkholz(8)...................          --       --              --       --
Thomas A. Lerone(11)....................     220,835        *         220,835        *
Stephen C. Tumminello(8)................          --       --              --       --
Fidelis N. Umeh(12).....................     262,526        *         262,526        *
All executive officers and
 directors as a group
 (11 persons)(13).......................   6,143,143     20.6       6,143,143     14.8

- --------
  *   Less than 1%.
 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of June 30, 1996 are deemed outstanding. Except as indicated in the footnotes to this table and as provided pursuant to applicable community property laws, the stockholders named in the table have sole voting and investment power with respect to the shares set forth opposite each stockholder's name.
 (2)  Based on 29,669,963 shares of Common Stock outstanding.
 (3) Assumes no exercise of the U.S. Underwriters' and the International Managers' over-allotment options.

 (4) Represents shares held of record by subsidiaries of Philips. Includes 250,000 shares of Common Stock resulting from the exchange pursuant to the SEI Merger of shares of SEI Common Stock that are being purchased from Mr. Umeh immediately prior to the SEI Merger. Excludes shares acquired after June 30, 1996 pursuant to contractual obligations that require Philips to purchase shares from certain stockholders at $10.20 per share upon the request of such stockholders.
 (5) Includes 368,142 shares held of record by trusts for the benefit of Mr. Shields' children and grandchildren, of which Mr. Shields is trustee. Also includes options to purchase 5,034 shares of Common Stock exercisable within 60 days of June 30, 1996, which options were purchased from an employee of the

    Company and vest subject to the continued employment of such employee. Also includes 11,730 shares held of record by the trustee of a 401(k) Plan for the benefit of Mr. Shields. Does not include 64,905 shares acquired by Mr. Shields or trusts for the benefit of Mr. Shields' children and grandchildren after June 30, 1996. After giving effect to the acquisition of such shares, Mr. Shields beneficially owns 18.3% of the Company's outstanding Common Stock prior to the Offerings and 13.2% of the Company's outstanding Common Stock after the Offerings.
 (6) Represents options to purchase shares of Common Stock exercisable within 60 days of June 30, 1996.
 (7) Represents shares held of record by Mr. Weiland and his wife as joint tenants. Also includes 11,617 shares held of record by the trustee of a 401(k) Plan for the benefit of Mr. Weiland.
 (8) Does not include 18,805,345 shares held by Philips, with whom such person is affiliated, prior to the Offerings, or 19,797,127 shares held by Philips after the Offerings.
 (9) Represents shares held of record by Mr. Hasley and his wife as joint tenants. Does not include 190,379 shares held by PruTech, with whom Mr. Hasley is affiliated.
(10) Does not include 735,196 shares held by the Nichimen Entities, with whom Mr. Komeda is affiliated.
(11) Includes 4,167 shares held of record by a trust for the benefit of Mr. Lerone. Includes options to purchase 86,206 shares of Common Stock exercisable within 60 days of June 30, 1996.

(12) Includes 1,070 shares held by Mr. Umeh as trustee of a trust for the benefit of a minor child. Also includes 37,262 shares held of record by the trustee of a 401(k) Plan for the benefit of Mr. Umeh.
(13) Includes options to purchase 125,963 shares of Common Stock exercisable within 60 days of June 30, 1996. See also notes (5) through (12).

                         DESCRIPTION OF CAPITAL STOCK

  After giving effect to the filing of a Restated Certificate of Incorporation upon the closing of the Offerings, the authorized capital stock of the Company consists of 150,000,000 shares of Common Stock, $.001 par value, and 5,000,000 shares of Preferred Stock, $.001 par value.

  The following summary of certain provisions of the Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Restated Certificate of Incorporation the form of which is included as an exhibit to the Registration Statement of which this Prospectus is a part and by the provisions of applicable law.

COMMON STOCK

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available for the payment of dividends. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights or rights to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon the closing of the Offerings will be fully paid and non-assessable.

PREFERRED STOCK

  Pursuant to the Company's Restated Certificate of Incorporation, the Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock, and may adversely affect the voting and other rights of the holders of Common Stock. At present, there are no shares of Preferred Stock outstanding and the Company has no plans to issue any of the Preferred Stock.

REGISTRATION RIGHTS

  After the Offerings, Philips and Mr. Shields together with his family, who hold an aggregate of 25,297,085 shares of Common Stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between the Company and these holders beginning on the third anniversary date of the Offerings if the Company receives from these holders a written request that the Company effect a registration, the Company, subject to certain conditions, is required to:
(i) give written notice of the proposed registration to all such holders; and
(ii) use its reasonable best efforts to effect, as soon as practicable, such registration by filing a registration statement covering the registrable securities so requested to be registered. In addition, subject to certain exceptions, whenever the Company determines to register any of its securities, either for its own account or for the account of a securityholder or securityholders, these holders are entitled to written notice of the registration and are entitled to include such shares in such registration. Further, such holders may require the Company to register their shares on Form S-3 when such form becomes available to the Company. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration in certain circumstances.

ANTI-TAKEOVER EFFECTS OF DELAWARE LAW

  The Company is subject to Section 203 of the Delaware General Corporation Law ("Section 203"). Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (i) prior to such date, the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, excluding certain shares held by employee directors and employee stock plans, or (iii) on or after the consummation date the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. For purposes of Section 203, a "business combination" includes, among other things, a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is generally a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporations voting stock. A "business combination" with Philips would not be subject to Section 203, because Philips' investments were all approved by the Company's Board of Directors prior to their consummation.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is Harris Trust Company of California.

LISTING

  The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "NAVT," subject to official notice of issuance.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the Offerings, there has been no market for the Common Stock of the Company. The amount and timing of any future sales of substantial amounts of Common Stock in the public market could adversely affect market prices prevailing from time to time.

  The number of shares of Common Stock held by the Company's existing stockholders that will be available for sale in the public market following the Offerings is limited by restrictions under the Securities Act and by lock-up agreements described below. All of the Company's officers and directors and certain other securityholders, who in the aggregate beneficially own 29,272,504 shares of the Common Stock of the Company and vested options to acquire an additional 548,229 shares of the Common Stock of the Company, have agreed that they will not, subject to certain limited exceptions, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities exercisable for any such shares for a period of 180 days after the Offerings without the prior written consent of Lehman Brothers. However, Lehman Brothers may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to such lock-up agreements.

  As a result of these restrictions (assuming Lehman Brothers does not release any securities subject to lock-up agreements), based on shares outstanding as of June 30, 1996, (i) the 10,500,000 shares offered hereby and 786,767 additional shares will be eligible for sale on the date of this Prospectus,
(ii) another 129,991 shares will be eligible for sale 90 days after the date of this Prospectus, (iii) an additional 18,655,514 shares will be eligible for sale 180 days after the date of this Prospectus (of which 16,258,963 shares will be held by Philips and other affiliates of the Company and therefore subject to volume limitations pursuant to Rule 144 under the Securities Act) and (iv) a further 11,171,743 shares (including the shares sold in the Direct Placement) will become eligible for sale thereafter pursuant to Rule 144 under the Securities Act upon the expiration of their respective two-year holding periods. In addition, the Company intends to register on a registration statement on Form S-8 a total of 8,140,236 shares of Common Stock issuable upon exercise of outstanding options or reserved for issuance under the Company's stock option plans. Of these 8,140,236 shares, 11,463 shares that are not subject to lock-up agreements will be vested and eligible for sale (if the related options are exercised) beginning 90 days after the date of this Prospectus, an additional 1,173 shares will vest and become eligible for sale (if the related options are exercised) between 90 and 180 days after the date of this Prospectus and a further 871,396 shares that are subject to lock-up agreements will be vested and eligible for sale (if the related options are exercised) beginning 180 days after the date of this Prospectus. Beginning on the third anniversary date of the Offerings, Philips and Mr. Shields together with his family, who hold an aggregate of approximately 25,297,085 shares of Common Stock, have contractual rights to require registration of such shares. In addition, at any time prior to or after such three year period, such holders could cause or agree with the Company to cause registration of their shares of Common Stock. If such holders, by exercising their registration rights or by otherwise causing the Company to effect registration of shares, cause a large number of shares to be registered and sold in the public market, such sales could have a material adverse effect on the market price for the Company's Common Stock.

  Upon completion of the Offerings, the Company will have outstanding 41,244,015 shares of Common Stock, 30,744,015 of which are "restricted shares" within the meaning of Rule 144 under the Securities Act. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) is entitled to sell any "restricted shares" beneficially owned by him or her, provided that at least two years have elapsed since such shares were acquired from the Company or an affiliate of the Company and subject to certain volume limitations and requirements as to the manner of sale, notice and the availability of current public information regarding the Company. Under the volume limitations of Rule 144, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least two years (including the holding period of any prior owner except an affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of Common Stock (approximately 412,000 shares immediately after the Offerings) or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. However, a person who has not been an "affiliate" of the Company at any time within three months prior to the sale is entitled to sell his or her shares without regard to the volume limitations or other requirements of Rule 144, provided that at least three years have elapsed since such shares were acquired from the Company or an affiliate of the Company. Pursuant to Rule 701 under the Securities Act, shares purchased by an employee, officer or director of the Company pursuant to a written compensatory plan or contract may be resold under Rule 144 without complying with the holding period requirement, provided that the Company has been subject to the reporting requirements of the Exchange Act for at least 90 days.

               CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                     FOR NON-U.S. HOLDERS OF COMMON STOCK

  The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock by a person that, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or an estate or trust, in each case not subject to U.S. federal income tax on a net income tax basis in respect of income or gain from Common Stock (a "non-U.S. holder"). This discussion is based on the Internal Revenue Code of 1986, as amended, Treasury regulations thereunder, and administrative and judicial interpretations as of the date hereof, all of which may be changed. This discussion does not address all the aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances, or to certain types of holders subject to special treatment under United States federal income tax laws (such as life insurance companies and dealers in securities). Nor does it address tax consequences under the laws of any state, municipality or other taxing jurisdiction or under the laws of any country other than the United States.

  Prospective holders should consult their own tax advisors about the particular tax consequences to them of holding and disposing of Common Stock.

DIVIDENDS

  Generally, dividends paid to a non-U.S. holder of Common Stock will be subject to United States federal withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business within the United States (or alternatively are attributable to a United States permanent establishment of such holder, if an applicable income tax treaty so requires as a condition for the non-U.S. holder to be subject to United States income tax on a net income basis in respect of such dividends). Such "effectively connected" dividends, or dividends attributable to a permanent establishment, are subject to tax at rates applicable to United States citizens, resident aliens and domestic United States corporations, and are not generally subject to withholding. Effectively connected dividends received by a non-U.S. corporation may be subject to an additional "branch profits tax" at a 30% rate (or a lower rate under an applicable income tax treaty) when such dividends are deemed repatriated from the United States.

  Under current U.S. Treasury regulations, dividends paid to an address outside the United States in a foreign country are presumed to be paid to a resident of such country for purposes of the withholding tax. Under current interpretation of U.S. Treasury regulations, the same presumption applies to determine the applicability of a reduced rate of withholding under a tax treaty. Thus, non-U.S. holders receiving dividends at addresses outside the United States are not currently required to file tax forms to obtain the benefit of an applicable treaty rate. Under U.S. Treasury regulations that are proposed to be effective for distributions after 1997 (the "Proposed Regulations"), to claim the benefits of a tax treaty a non-U.S. holder of Common Stock would be required to satisfy applicable certification requirements. In addition, under the Proposed Regulations, in the case of Common Stock held by a foreign partnership, (x) the certification requirement would generally be applied to the partners of the partnership and (y) the partnership would be required to provide certain information. The Proposed Regulations also provide look-through rules for tiered partnerships. It is not certain whether, or in what form, the Proposed Regulations will be adopted as final regulations.

  If there is excess withholding on a person eligible for a treaty benefit, the person can file for a refund with the United States Internal Revenue Service.

GAIN ON DISPOSITION OF COMMON STOCK

  A non-U.S. holder generally will not be subject to United States federal income tax in respect of gain recognized on a disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, (ii) in the case of a non-U.S. holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, (iii) the non-U.S. holder is subject to tax pursuant to the provisions of United States tax law applicable to certain United States expatriates, or (iv) the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes and, if the Common Stock is regularly traded on an established securities market, the non-U.S. holder held, directly or indirectly, at any time during the 5-year period ending on the date of disposition (or such shorter period that such shares were held) more than 5% of the Common Stock. The Company has not been and does not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes.

INFORMATION REPORTING AND BACKUP WITHHOLDING TAX

  Generally, the Company must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence. Dividends not subject to withholding tax may be subject to backup withholding if the non-U.S. holder is not an "exempt recipient" and fails to provide a tax identification number and other information to the Company. Under the Proposed Regulations, dividend payments generally will be subject to information reporting and backup withholding unless applicable certification requirements are satisfied.

  If the proceeds of a disposition of Common Stock are paid over by or through a United States office of a broker, the payment is subject to information reporting and possible backup withholding at a 31% rate unless the disposing holder certifies under penalties of perjury as to his name, address, and non-U.S. holder status or otherwise establishes an exemption. Generally, United States information reporting and backup withholding requirement will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-United States office of a broker. However, United States information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States if (A) the payment is made through an office outside the United States of a broker that either
(i) is a U.S. person, (ii) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (iii) is a "controlled foreign corporation" for United States federal income tax purposes and (B) the broker fails to maintain documentary evidence that the holder is a non-U.S. holder or that the holder otherwise is entitled to an exemption.

  Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained.

FEDERAL ESTATE TAXES

  Common Stock held by a non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

                                 UNDERWRITING

  Under the terms of, and subject to the conditions contained in, the U.S. Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, each of the underwriters named below (the "U.S. Underwriters"), for whom Lehman Brothers Inc., Cowen & Company and Salomon Brothers Inc are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company, and the Company has agreed to sell to each U.S. Underwriter, the number of shares of Common Stock set forth opposite the name of such U.S. Underwriter below:

                                                                       NUMBER OF
     U.S. UNDERWRITERS                                                  SHARES
     -----------------                                                 ---------
   Lehman Brothers Inc................................................
   Cowen & Company....................................................
   Salomon Brothers Inc...............................................
                                                                       ---------
     Total ........................................................... 8,400,000
                                                                       =========

  Under the terms of, and subject to the conditions contained in, the International Underwriting Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, each of the managers named below (the "International Managers") for whom Lehman Brothers International (Europe), Cowen & Company and Salomon Brothers International Limited are acting as lead managers (the "Lead Managers"), has severally agreed to purchase from the Company, and the Company has agreed to sell to each International Manager, the number of shares of Common Stock set forth opposite the name of such International Manager below:

                                                                       NUMBER OF
     INTERNATIONAL MANAGERS                                             SHARES
     ----------------------                                            ---------
   Lehman Brothers International (Europe).............................
   Cowen & Company....................................................
   Salomon Brothers International Limited.............................
                                                                       ---------
     Total ........................................................... 2,100,000
                                                                       =========

  The U.S. Underwriting Agreement and the International Underwriting Agreement (collectively, the "Underwriting Agreements") provide that the obligations of the U.S. Underwriters and the International Managers to purchase shares of Common Stock are subject to certain conditions, and that, if any of the foregoing shares of Common Stock are purchased by the U.S. Underwriters pursuant to the U.S. Underwriting Agreement or by the International Managers pursuant to the International Underwriting Agreement, all the shares of Common Stock agreed to be purchased by either the U.S. Underwriters or the International Managers, as the case may be, pursuant to their respective Underwriting Agreements must be so purchased. The offering price and underwriting discounts and commissions for the U.S. Offering and the International Offering are identical. The closing of the U.S. Offering is a condition to the closing of the International Offering, and the closing of the International Offering is a condition to the closing of the U.S. Offering.

  The Company has been advised that the U.S. Underwriters and the International Managers propose to offer the shares of Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers (who may include the U.S. Underwriters and the International Managers) at such public offering price
less a selling concession not in excess of $     per share.

The selected dealers may reallow a concession not in excess of $     per share
to certain brokers and dealers. After the initial public offering, the public offering price, the concession to selected dealers and reallowance may be changed by the Representatives and the Lead Managers.

  Prior to the Offerings, there has been no public market for the Common Stock. There can be no assurance that an active trading market will develop for shares of the Common Stock or as to the price at which shares of the Common Stock may trade in the public market from time to time subsequent to the Offerings. The initial public offering price for the Common Stock will be determined by negotiations among the Company, the Representatives and the Lead Managers. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the financial and operating history and condition of the Company, the Company's business and financial prospects, the prospects for the industry in which the Company operates, the recent market prices of securities of companies in businesses similar to that of the Company and other relevant factors.

  The Company has granted to the U.S. Underwriters and the International Managers options to purchase up to an aggregate of 1,260,000 and 315,000 additional shares of Common Stock, respectively, exercisable solely to cover over-allotments, at the initial price to the public less the aggregate underwriting discounts shown on the cover page of this Prospectus. Either or both options may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the U.S. Underwriters or International Managers exercise such options, each of the U.S. Underwriters or International Managers, as the case may be, will be committed, subject to certain conditions, to purchase a number of the additional shares of Common Stock proportionate to such U.S. Underwriter's or International Manager's initial commitment.

  The U.S. Underwriters and the International Managers have entered into an Agreement Between U.S. Underwriters and International Managers pursuant to which each U.S. Underwriter has agreed that, as part of the distribution of the shares (plus any of the shares to cover over-allotments) of Common Stock offered in the U.S. Offering, (i) it is not purchasing any of such shares for the account of anyone other than a U.S. Person (as defined below) and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any Prospectus relating to the U.S. Offering to anyone other than a U.S. Person. In addition, pursuant to the same Agreement, each International Manager has agreed that, as part of the distribution of the shares (plus any of the shares to cover over-allotments) of Common Stock offered in the International Offering, (i) it is not purchasing any of such shares for the account of a U.S. Person and (ii) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any Prospectus relating to the International Offering to any U.S. Person. Each International Manager has also agreed that it will offer to sell shares only in compliance with all relevant requirements of any applicable laws.

  The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Underwriting Agreements and the Agreement Between U.S. Underwriters and International Managers, including (i) certain purchases and sales between the U.S. Underwriters and International Managers, (ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion, (iii) purchases, offers or sales by a U.S. Underwriter who is also acting as an International Manager or by an International Manager who is also acting as a U.S. Underwriter and (iv) other transactions specifically approved by the Representatives and the Lead Managers. As used herein, "U.S. Person" means any resident or citizen of the United States or Canada and its provinces, any corporation or other entity created or organized in or under the laws of the United States or Canada and its provinces or any estate or trust the income of which is subject to United States or Canadian federal income taxation regardless of the source of its income. The term "United States" means the United States of America (including the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction.

  Pursuant to the Agreement Between U.S. Underwriters and International Managers, sales may be made between the U.S. Underwriters and the International Managers of such number of shares of Common Stock as may be mutually agreed upon. The price of any shares so sold shall be the public offering price as then in effect for Common Stock being sold by the U.S. Underwriters and the International Managers, less an amount not greater than the selling concession allocable to such Common Stock. To the extent there are sales between the U.S. Underwriters and the International Managers pursuant to the Agreement Between U.S. Underwriters and International Managers, the number of shares initially available for sale by the U.S. Underwriters or by the International Managers may be more or less than the amount appearing on the cover page of this Prospectus.

  Each International Manager has represented and agreed that (i) it has not offered or sold, and will not offer or sell, in the United Kingdom, by means of any document, any shares of the Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent (except under circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on, and will only issue and pass on to any person in the United Kingdom, any document received by it in connection with the issue of the Common Stock if that person is of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988 or is a person to whom the document may otherwise be lawfully issued or passed on.

  Purchasers of the shares offered pursuant to the Offerings may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the initial public offering price set forth on the cover page hereof.

  The Company has agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act or to contribute to payments that U.S. Underwriters and the International Managers may be required to make in respect thereof.

  In connection with the Offerings, the officers and directors of the Company and certain other securityholders, holding in the aggregate 29,272,504 shares of Common Stock and vested options to purchase an additional 548,229 shares of Common Stock immediately after the Offerings, and the Company have agreed, with certain exceptions, not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days from the date of this Prospectus, in each case, without the written consent of Lehman Brothers.

  The Representatives have informed the Company that the U.S. Underwriters do not intend to confirm sales of Common Stock to any accounts over which they exercise discretionary authority.

                                 LEGAL MATTERS

  Certain legal matters with respect to the legality of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, and for the Underwriters by Gray Cary Ware & Freidenrich, A Professional Corporation, Palo Alto, California.

                                    EXPERTS

  The consolidated financial statements of Navigation Technologies Corporation as of December 31, 1994 and 1995, and for each of the years in the three year period ended December 31, 1995 and the financial statements of Shields Enterprises, Inc. as of September 30, 1994 and 1995, and for each of the years in the three year period ended September 30, 1995 have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

  The report of KPMG Peat Marwick LLP covering the December 31, 1995 consolidated financial statements of Navigation Technologies Corporation contains an explanatory paragraph that states that the Company has had recurring losses from operations since inception and requires significant additional financing which raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                         CHANGE IN INDEPENDENT AUDITOR

  At a meeting on December 15, 1995, the Company's Board of Directors decided to retain KPMG Peat Marwick LLP as the independent auditor for the Company and to replace the Company's former auditor. KPMG Peat Marwick LLP has served as independent auditor for SEI since 1992 and for NavTech Europe since 1993. There were no disagreements with the former auditor regarding any matters with respect to accounting principles or practices, financial statement disclosure, or auditing scope or procedure at the time of the change or with respect to the Company's consolidated financial statements for fiscal 1993 and 1994. The former auditor's reports for fiscal 1993 and 1994 are not a part of and do not cover the consolidated financial statements of the Company included in this Prospectus. Such reports did not contain an adverse opinion or a disclaimer of an opinion or qualifications as to uncertainty, audit scope or accounting principles. Prior to retaining KPMG Peat Marwick LLP, NavTech had not consulted with KPMG Peat Marwick LLP regarding accounting principles, except as it relates to consultations regarding SEI and NavTech Europe, the Company's European subsidiary.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission, Washington, D.C., a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part of the Registration Statement may be obtained from the Commission upon payment of a prescribed fee. The Securities and Exchange Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information filed electronically with the Commission. The address of the site is http://www.sec.gov.

              NAVIGATION TECHNOLOGIES CORPORATION AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Navigation Technologies Corporation and Subsidiaries:
  Independent Auditors' Report.............................................  F-2
  Consolidated Balance Sheets..............................................  F-3
  Consolidated Statements of Operations....................................  F-4
  Consolidated Statements of Stockholders' Equity (Deficit)................  F-5
  Consolidated Statements of Cash Flows....................................  F-6
  Notes to Consolidated Financial Statements...............................  F-7
Shields Enterprises, Inc.:
  Independent Auditors' Report............................................. F-18
  Balance Sheets........................................................... F-19
  Statements of Operations................................................. F-20
  Statements of Stockholders' Equity (Deficit)............................. F-21
  Statements of Cash Flows................................................. F-22
  Notes to Financial Statements............................................ F-23
Unaudited Pro Forma Combined Financial Statements:
  Pro Forma Combined Financial Information................................. F-29
  Pro Forma Combined Balance Sheet......................................... F-30
  Pro Forma Combined Statements of Operations.............................. F-31
  Notes to Pro Forma Combined Financial Statements......................... F-33

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Navigation Technologies Corporation:

  We have audited the accompanying consolidated balance sheets of Navigation Technologies Corporation and subsidiaries (the Company) as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Navigation Technologies Corporation and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1995, in conformity with generally accepted accounting principles.

  The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 1 to the consolidated financial statements, the Company has had recurring losses from operations since inception and requires significant additional financing which raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          KPMG Peat Marwick LLP

Palo Alto, California
June 4, 1996, except for
 the description of the
 reverse stock split in
 Note 7, which is as of
 July 12, 1996

              NAVIGATION TECHNOLOGIES CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                 DECEMBER 31,
                                              --------------------   JUNE 30,
                                                1994       1995        1996
                                              ---------  ---------  -----------
                                                                    (UNAUDITED)
                   ASSETS
Current assets:
 Cash and cash equivalents................... $  30,220  $  23,573   $  17,432
 Accounts receivable.........................     1,749        990         509
 Prepaid expenses and other current assets...       352        349       1,565
                                              ---------  ---------   ---------
  Total current assets.......................    32,321     24,912      19,506
Property and equipment, net..................     4,192      5,038       5,473
Deposits and other assets....................        53         76          97
                                              ---------  ---------   ---------
  Total assets............................... $  36,566  $  30,026   $  25,076
                                              =========  =========   =========
    LIABILITIES AND STOCKHOLDERS' EQUITY
                  (DEFICIT)
Current liabilities:
 Accounts payable............................ $   3,017  $   2,425   $   2,640
 Accounts payable to affiliate...............     1,158        759       1,561
 Accrued payroll and related expenses........     1,442      2,193       3,202
 Other accrued expenses......................       404      2,115       5,508
 Deferred revenue............................       133        636       2,318
                                              ---------  ---------   ---------
  Total current liabilities..................     6,154      8,128      15,229
Long-term source material obligations........     4,404      6,757       6,356
Deferred license revenue.....................     7,153      8,227       8,632
Loan payable to related party................     4,343      5,111          --
                                              ---------  ---------   ---------
  Total liabilities..........................    22,054     28,223      30,217
                                              ---------  ---------   ---------
Stockholders' equity (deficit):
 Convertible preferred stock, $0.001 par
  value; 20,000 shares authorized; 10,547,
  11,091 and 14,592 shares issued and
  outstanding in 1994, 1995 and 1996,
  respectively (liquidation preference of
  $113,128 in 1995)..........................        11         11          15
 Common stock, $0.001 par value; 150,000
  shares authorized; 12,488, 12,036 and
  11,445 shares issued and outstanding in
  1994, 1995 and 1996, respectively..........        12         12          11
 Additional paid-in capital..................   160,831    161,068     191,170
 Stock subscriptions receivable..............   (41,184)        --          --
 Cumulative translation adjustment...........      (962)     1,820       1,889
 Accumulated deficit.........................  (104,196)  (161,108)   (198,226)
                                              ---------  ---------   ---------
  Total stockholders' equity (deficit).......    14,512      1,803      (5,141)
Commitments and contingencies
                                              ---------  ---------   ---------
  Total liabilities and stockholders' equity
   (deficit)................................. $  36,566  $  30,026   $  25,076
                                              =========  =========   =========

          See accompanying notes to consolidated financial statements.

              NAVIGATION TECHNOLOGIES CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           SIX MONTHS ENDED
                           YEARS ENDED DECEMBER 31,            JUNE 30,
                          ----------------------------  -----------------------
                            1993      1994      1995       1995        1996
                          --------  --------  --------  ----------- -----------
                                                        (UNAUDITED) (UNAUDITED)
Revenue:
 Database license and
  distribution........... $  1,093  $  1,721  $  3,377   $  1,577    $  1,486
 Other...................      762       765       296        150         105
                          --------  --------  --------   --------    --------
  Total revenue..........    1,855     2,486     3,673      1,727       1,591
                          --------  --------  --------   --------    --------
Costs and expenses:
 Database creation and
  updating...............   18,713    31,075    40,359     19,078      20,341
 Software engineering and
  development............    4,506     4,337     8,314      3,703       6,148
 Selling, general and
  administrative.........    3,913     7,217    13,444      5,515      11,762
                          --------  --------  --------   --------    --------
  Total costs and
   expenses..............   27,132    42,629    62,117     28,296      38,251
                          --------  --------  --------   --------    --------
  Loss from operations...  (25,277)  (40,143)  (58,444)   (26,569)    (36,660)
Other income (expense):
 Interest income.........      187     1,519     2,768      1,716         196
 Interest expense........   (1,088)   (1,715)   (1,220)      (604)       (682)
 Other income (expense)..      326      (763)      (16)       (20)         28
                          --------  --------  --------   --------    --------
  Net loss............... $(25,852) $(41,102) $(56,912)  $(25,477)   $(37,118)
                          ========  ========  ========   ========    ========
Pro forma net loss per
 share...................                     $  (2.58)              $  (1.50)
                                              ========               ========
Shares used in per share
 computation.............                       22,038                 24,788
                                              ========               ========


          See accompanying notes to consolidated financial statements.

              NAVIGATION TECHNOLOGIES CORPORATION AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                 (IN THOUSANDS)

                           CONVERTIBLE
                         PREFERRED STOCK      COMMON STOCK   ADDITIONAL     STOCK     CUMULATIVE                  TOTAL
                         ------------------   --------------  PAID-IN   SUBSCRIPTIONS TRANSLATION ACCUMULATED  STOCKHOLDERS'
                         SHARES     AMOUNT    SHARES  AMOUNT  CAPITAL    RECEIVABLE   ADJUSTMENT    DEFICIT   EQUITY(DEFICIT)
                         ---------  -------   ------  ------ ---------- ------------- ----------- ----------- --------------
 Balances as of
  December 31, 1992....      5,870   $    6    2,859   $ 3    $ 33,991     $    --      $  430     $ (37,242)    $ (2,812)
 Issuance of
  convertible preferred
  stock................      1,729        2       --    --       8,106          --          --            --        8,108
 Exercise of stock
  options..............         --       --      161    --          83          --          --            --           83
 Issuance of common
  stock for services...         --       --      229    --       2,124          --          --            --        2,124
 Issuance of common
  stock for cash.......         --       --      102    --         950          --          --            --          950
 Issuance of common
  stock for stock
  subscriptions........         --       --      127    --       1,181      (1,181)         --            --           --
 Conversion of note
  payable into
  convertible preferred
  stock................        242       --       --    --       1,130          --          --            --        1,130
 Conversion of
  convertible preferred
  stock into common
  stock................     (7,841)      (8)   7,841     8          --          --          --            --           --
 Conversion of
  convertible
  debentures into
  common stock.........         --       --      442    --       4,107          --          --            --        4,107
 Translation
  adjustment...........         --       --       --    --          --          --         594            --          594
 Net loss..............         --       --       --    --          --          --          --       (25,852)     (25,852)
                         ---------   ------   ------   ---    --------     -------      ------     ---------     --------
 Balances as of
  December 31, 1993....         --       --   11,761    11      51,672      (1,181)      1,024       (63,094)     (11,568)
 Issuance of
  convertible preferred
  stock for cash and
  stock subscriptions,
  net of $601 of
  issuance costs.......      8,004        8       --    --      81,687     (40,000)         --            --       41,695
 Exchange of common
  stock for convertible
  preferred stock......      1,209        1   (1,209)   (1)         --          --          --            --           --
 Issuance of common
  stock for cash.......         --       --    1,601     2      10,212          --          --            --       10,214
 Exercise of stock
  options..............         --       --        5    --          12          --          --            --           12
 Issuance of common
  stock for cash and
  stock subscriptions..         --       --      119    --       1,236      (1,184)         --            --           52
 Issuance of common
  stock for services...         --       --       20    --         204          --          --            --          204
 Conversion of
  convertible
  debentures into
  convertible preferred
  stock and common
  stock................        179       --      191    --       3,774          --          --            --        3,774
 Conversion of notes
  payable into
  convertible preferred
  stock................      1,155        2       --    --      12,034          --          --            --       12,036
 Payment of stock
  subscriptions........         --       --       --    --          --       1,181          --            --        1,181
 Translation
  adjustment...........         --       --       --    --          --          --      (1,986)           --       (1,986)
 Net loss..............         --       --       --    --          --          --          --       (41,102)     (41,102)
                         ---------   ------   ------   ---    --------     -------      ------     ---------     --------
 Balances as of
  December 31, 1994....     10,547       11   12,488    12     160,831     (41,184)       (962)     (104,196)      14,512
 Exchange of common
  stock for convertible
  preferred stock......        544       --     (544)   --          --          --          --            --           --
 Exercise of stock
  options..............         --       --       92    --         237          --          --            --          237
 Payment of stock
  subscriptions........         --       --       --    --          --      41,184          --            --       41,184
 Translation
  adjustment...........         --       --       --    --          --          --       2,782            --        2,782
 Net loss..............         --       --       --    --          --          --          --       (56,912)     (56,912)
                         ---------   ------   ------   ---    --------     -------      ------     ---------     --------
 Balances as of
  December 31, 1995....     11,091       11   12,036    12     161,068          --       1,820      (161,108)       1,803
 Exchange of common
  stock for convertible
  preferred stock
  (unaudited)..........        615        1     (615)   (1)         --          --          --            --           --
 Exercise of stock
  options (unaudited)..         --       --       24    --          84          --          --            --           84
 Issuance of preferred
  stock for cash
  (unaudited)..........      1,827        2       --    --      18,998          --          --            --       19,000
 Conversion of notes
  payable into
  convertible preferred
  stock (unaudited)....      1,059        1       --    --      11,020          --          --            --       11,021
 Translation adjustment
  (unaudited)..........         --       --       --    --          --          --          69            --           69
 Net loss (unaudited)..         --       --       --    --          --          --          --       (37,118)     (37,118)
                         ---------   ------   ------   ---    --------     -------      ------     ---------     --------
 Balances as of June
  30, 1996 (unaudited).     14,592   $   15   11,445   $11    $191,170     $    --      $1,889     $(198,226)    $ (5,141)
                         =========   ======   ======   ===    ========     =======      ======     =========     ========

          See accompanying notes to consolidated financial statements.

              NAVIGATION TECHNOLOGIES CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                           SIX MONTHS ENDED
                           YEARS ENDED DECEMBER 31,            JUNE 30,
                          ----------------------------  -----------------------
                            1993      1994      1995       1995        1996
                          --------  --------  --------  ----------- -----------
                                                        (UNAUDITED) (UNAUDITED)
Cash flows from
 operating activities:
 Net loss...............  $(25,852) $(41,102) $(56,912)  $(25,477)   $(37,118)
 Adjustments to
  reconcile net loss to
  net cash used in
  operating activities:
  Depreciation and
   amortization.........       505     1,233     2,262      1,097       1,330
  Noncash interest on
   refundable license
   payments.............       608       707       782        385         410
  Noncash interest on
   notes payable and
   debentures...........       463       968       424        219         248
  Long-term source
   material obligations.        --     4,302     2,175        677         163
  Issuance of common
   stock for services...     2,124       204        --         --          --
  Other.................        20        --       (27)       (28)         (5)
  Changes in operating
   assets and
   liabilities:
   Accounts receivable..       464    (1,402)      759        205         481
   Prepaid expenses and
    other current
    assets..............      (527)      201         3        (92)     (1,216)
   Deposits and other
    assets..............       (15)      (13)      (23)       (19)        (21)
   Note receivable from
    related party.......      (200)      200        --         --          --
   Accounts payable.....       313     1,164      (991)    (1,499)      1,017
   Accrued payroll and
    related expenses....       288       807       751        727       1,009
   Other accrued
    expenses............        31       221     1,711      1,270       3,393
   Deferred revenue.....        --        --       503      1,435       1,682
                          --------  --------  --------   --------    --------
    Net cash used in
     operating
     activities.........   (21,778)  (32,510)  (48,583)   (21,100)    (28,627)
                          --------  --------  --------   --------    --------
Cash flows used in
 investing activities--
 acquisition of property
 and equipment..........      (675)   (3,288)   (2,960)    (1,499)     (1,921)
                          --------  --------  --------   --------    --------
Cash flows from
 financing activities:
 Receipts of stock
  subscriptions
  receivable............        --     1,181    41,184     20,592          --
 Loans..................     8,114    12,480        --         --       6,000
 Sale of capital stock..     9,141    51,973       237      2,133      19,084
 Deferred license
  revenue...............     1,000       633       341         --          --
                          --------  --------  --------   --------    --------
    Net cash provided by
     financing
     activities.........    18,255    66,267    41,762     22,725      25,084
                          --------  --------  --------   --------    --------
Effect of exchange rate
 changes on cash........       291    (1,682)    3,134        445        (677)
                          --------  --------  --------   --------    --------
Net (decrease) increase
 in cash and cash
 equivalents............    (3,907)   28,787    (6,647)       571      (6,141)
Cash and cash
 equivalents at
 beginning of period....     5,340     1,433    30,220     30,220      23,573
                          --------  --------  --------   --------    --------
Cash and cash
 equivalents at end of
 period.................  $  1,433  $ 30,220  $ 23,573   $ 30,791    $ 17,432
                          ========  ========  ========   ========    ========
Supplemental disclosures
 of cash flow
 information:
 Cash paid during the
  period for interest...  $     17  $     40  $     14   $      1    $      6
 Common stock issued for
  services..............  $  2,124  $    204  $     --   $     --    $     --
 Common stock issued for
  stock subscriptions
  receivable............  $  1,181  $  1,184  $     --   $     --    $     --
 Convertible preferred
  stock issued for stock
  subscriptions
  receivable............  $     --  $ 40,000  $     --   $     --    $     --
 Conversion of debt,
  including accrued
  interest, into capital
  stock.................  $  5,237  $ 15,810  $     --   $     --    $ 11,021

          See accompanying notes to consolidated financial statements.

             NAVIGATION TECHNOLOGIES CORPORATION AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
    (INFORMATION AS OF AND FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1996 IS
                                  UNAUDITED)

(1) SUMMARY OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

 The Company

  Navigation Technologies Corporation (the Company) was incorporated in December 1987 and is the successor to Karlin & Collins, Inc., which was incorporated in August 1985. The Company was a development stage enterprise prior to the year ended December 31, 1995. The Company, together with its subsidiaries, develops, maintains and markets a database for route guidance and other applications in the United States and Europe. The Company's database is a digital representation of road transportation networks that includes the information necessary to determine accurate and efficient routes for vehicle navigation. The Company's database is licensed to leading automotive electronics manufacturers that are developing products for route guidance. These systems electronically calculate an efficient route within the geographic coverage area of the database and provide real-time positioning and turn-by-turn audible and/or graphical directions to guide the driver at each turn.

  In September 1994, the Company acquired European Geographic Technologies B.V. (EGT), a Netherlands-based company that develops, maintains, and markets a database for route guidance and other applications in Europe. As the Company and EGT were entities under common control, the acquisition has been accounted for in a manner similar to a pooling of interests and, accordingly, the accompanying consolidated financial statements have been retroactively restated to include the accounts of EGT for all periods presented.

  The Company has been primarily engaged in development of software and methodologies for the creation, updating and use of its database and in the creation and updating of database coverage for parts of the United States and Europe. The Company is currently realizing revenue primarily from license fees from customers developing applications which incorporate the Company's database.

  The consolidated financial statements have been prepared on a going concern basis. Continuance of the Company as a going concern is dependant upon the Company's ability to raise substantial additional financing. The Company believes that the net proceeds from its proposed initial public offering (IPO) and a direct placement of its common stock to be consummated concurrently with the IPO, together with its other available cash resources, will be sufficient to meet the Company's cash needs through the first quarter of 1998. Significant additional financing will be required in order for the Company to continue funding its operations.

 Principles of Consolidation

  The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

 Cash Equivalents

  The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

 Property and Equipment

  Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, ranging from three to five years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the lease terms.

             NAVIGATION TECHNOLOGIES CORPORATION AND SUBSIDIARIES

 Revenue Recognition

  The Company recognizes revenue in accordance with the provisions of the American Institute of Certified Public Accountants' Statement of Position No. 91-1, Software Revenue Recognition. Annual nonrefundable minimum license fees are recognized as revenue ratably over the licensing period. License and distribution revenue is recognized when the Company or its customers ship the Company's database or products incorporating the Company's database if collection is probable and remaining vendor obligations are insignificant.

 Database Creation and Updating Costs

  Database creation and updating costs consist primarily of research and acquisition costs to obtain information used to construct the database, direct costs of database creation and validation and ongoing costs for updating the database. Database creation and updating costs are being charged to operations as incurred.

 Software Engineering and Development Costs

  Software engineering and development costs consist primarily of costs for development of software used in database creation and updating activities and software to facilitate usage of the Company's database and application development by customers. Software engineering and development costs are charged to operations as incurred until such time as both technological feasibility is established and future economic benefit is assured. To date, such conditions have not been satisfied and, accordingly, all software engineering and development costs have been expensed as incurred.

 Income Taxes

  Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is recorded for deferred tax assets whose realization is not more likely than not.

 Financial Instruments

  The carrying amount of the Company's financial instrument assets and liabilities approximates fair value because of the short maturity of those instruments.

 Foreign Currency Translation

  The financial statements for the Company's foreign subsidiaries are measured using the local currency as the functional currency. Foreign assets and liabilities in the accompanying consolidated balance sheets have been translated at the rate of exchange as of the balance sheet date. Revenue and expenses are translated at the average exchange rate for the year. Translation adjustments are reported as a separate component of stockholders' equity. Foreign currency transaction gains and losses are included in the results of operations.

 Use of Estimates

  The Company's management has made estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

             NAVIGATION TECHNOLOGIES CORPORATION AND SUBSIDIARIES

 Pro Forma Net Loss Per Share

  Pro forma net loss per share is computed using net loss and is based on the weighted average number of outstanding shares of common stock, convertible preferred stock (on an "as if converted" basis) and dilutive common equivalent shares using the treasury stock method. In accordance with certain Securities and Exchange Commission (SEC) Staff Accounting Bulletins, such computations include all common and common equivalent shares issued 12 months prior to the IPO date as if they were outstanding for all periods presented, using the treasury stock method and the anticipated IPO price.

 Unaudited Interim Consolidated Financial Statements

  The unaudited interim consolidated financial statements as of June 30, 1996 and for the six month periods ended June 30, 1995 and 1996 have been prepared on substantially the same basis as the audited consolidated financial statements, and in the opinion of management include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein.

 Recent Accounting Pronouncements

  In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of. SFAS No. 121 is effective for fiscal years beginning after December 15, 1995, and requires long-lived assets to be evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company adopted SFAS No. 121 in 1996. Such adoption did not have a material effect on the Company's consolidated financial position or results of operations.

(2) RELATED PARTY TRANSACTIONS

 Philips

  As of December 31, 1995, Philips held 11,027,000 shares of the Company's convertible preferred stock and 4,098,000 shares of its common stock, representing approximately 37% of the Company's voting stock and 68% of the Company's total equity. The convertible preferred stock held by Philips will be converted into voting common stock upon the closing of the IPO.

  In 1994, Philips agreed with the Company that, for the three year period following the IPO, except as approved by a majority of the Company's directors other than Philips' designees, Philips will not own more than 75% of the outstanding common stock of the Company, except for (i) shares acquired in a tender offer or exchange offer for all of the Company's common stock or in a merger, consolidation, mandatory share exchange or similar transaction where the Company is a party; (ii) shares acquired pursuant to the exercise of any right of first refusal held by Philips or (iii) otherwise due to actions by the Company or others which Philips has no right or ability to prevent.

  Philips also granted to persons who were securityholders of the Company on September 2, 1994 the right to require Philips to purchase certain shares of the Company's common stock at a per share price of $10.20. This contractual right terminates upon the closing of the IPO.

             NAVIGATION TECHNOLOGIES CORPORATION AND SUBSIDIARIES

  In September 1994, Philips, a significant stockholder of both EGT and the Company, entered into agreements with the Company that resulted in the Company's acquisition of Philips' interest in EGT in exchange for 2,445,000 shares of the Company's convertible preferred stock.

  In prior years, the Company borrowed funds from Philips in the form of a loan denominated in Dutch guilders, of which $4,343,000 and $5,111,000, including accrued interest, remained outstanding as of December 31, 1994 and 1995, respectively. The loan bore interest at a rate of 9% per annum. In June 1996, the loan, including accumulated interest, was converted to convertible preferred stock.

  In 1993, the Company borrowed $3,027,000 from Philips. The loan and accrued interest was converted into shares of the Company's convertible preferred stock during 1994.

  The Company purchases data processing services from an affiliate of Philips in Europe. Total fees charged for these services of $878,000, $1,422,000 and $2,006,000 are included in database production and updating costs for the years ended December 31, 1993, 1994 and 1995, respectively.

  In June 1996, the Company issued shares of convertible preferred stock to Philips for $29,284,000 ($11,021,000 of which was paid by conversion of outstanding loans). Approximately 2,816,000 shares will be issued to Philips based on the IPO price of $13.00 per share. The number of shares of convertible preferred stock will be adjusted upward or downward depending on the actual IPO price.

 Shields Enterprises, Inc.

  As of December 31, 1995, Shields Enterprises, Inc. (SEI ) held approximately 11% of the Company's total stock outstanding, representing 21% of the Company's voting stock. SEI provided technical support to the Company on a contract basis for development of proprietary software and systems for database creation and updating. The Company also contracted with SEI for development of software that utilizes the Company's database. The Company retains all rights in the software and any modifications or enhancements to the software developed under these agreements. SEI provided the services of the Company's chairman and another director from SEI for compensation approved by non-SEI directors. Total fees charged to the Company by SEI of $4,383,000, $4,456,000 and $8,039,000 are included in operating expenses for the years ended December 31, 1993, 1994 and 1995, respectively.

  Prior to 1994, SEI was granted options for the purchase of 33,000 shares of the Company's common stock at $1.20 per share and 133,000 shares of the Company's common stock at $2.40 per share. The options expire by their terms in March and October 2002, respectively. As of December 31, 1995, options held by SEI covering 133,000 shares were vested, with the remaining options covering 33,000 shares vesting monthly through December 1996, subject to the continued full-time service of the Chairman of SEI as Chairman and Chief Executive Officer (CEO) of the Company. During 1994, the Company entered into an agreement with SEI under which the Chairman of SEI will continue to serve as Chairman and CEO of the Company. The agreement provides that additional options will be granted beginning in January 1997 based on the Chairman of SEI's continued service to the Company. In May 1996, the Company's board of directors approved the principal terms of an agreement with SEI to cancel the above agreement and options upon the merger with SEI (see Note 11).

 Other Related Party

  Long-term source material obligations of $2,252,000 and $3,269,000 as of December 31, 1994 and 1995, respectively, represent an obligation to a stockholder who provided contract services and electronic source material used in creating a portion of the European database. The obligation is interest free and payable as a percentage of revenue from licensing the database incorporating the material provided.

             NAVIGATION TECHNOLOGIES CORPORATION AND SUBSIDIARIES

(3) PROPERTY AND EQUIPMENT

  The components of property and equipment are as follows (in thousands):

                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1994   1995
                                                                  ------ ------
   Machinery and equipment....................................... $4,449 $6,971
   Furniture and fixtures........................................  1,120  1,613
   Purchased software............................................    911  1,021
   Leasehold improvements........................................    258    314
                                                                  ------ ------
                                                                   6,738  9,919
   Less accumulated depreciation and amortization................  2,546  4,881
                                                                  ------ ------
                                                                  $4,192 $5,038
                                                                  ====== ======

(4) LONG-TERM SOURCE MATERIAL OBLIGATIONS

  Long-term source material obligations represent the Company's obligations for (1) contract services and electronic source materials used in creating a portion of the European database and (2) minimum fees payable to European government entities related to the use of source materials in the creation of the Company's database. These obligations are interest free and generally payable as a percentage of revenue from licensing the database incorporating the material provided.

(5) DEFERRED LICENSE REVENUE

  In 1989 and 1991, the Company entered into database license agreements with two unaffiliated companies which required fixed prepaid license fees for use of the Company's database and related navigation software in route guidance products and other applications. Under these agreements, the Company received $5,250,000 and $5,591,000 in cash through December 31, 1994 and 1995, respectively, in exchange for aggregate future credits of $13,500,000, which can be utilized by such companies as follows:

  . Credits against 50% of future license obligations subject to a maximum of $2,000,000 per company in any one year.

  . Credits toward purchase of nonexclusive, nontransferable licenses to use the Company's navigation software source code.

  Any portion of the $13,500,000 in credits that is unused as of December 31, 2000 is to be paid in cash by the Company. In addition, one of the companies has the option to convert up to $6,000,000 in unused credits into the Company's common stock on December 31, 1998 at the fair market value of the Company's common stock at that time. Due to the repayment contingencies discussed above, amounts received were recorded as deferred license revenue. The total amount initially recorded of $5,591,000 is being accreted to the maximum amount repayable of $13,500,000 through December 31, 2000, at rates ranging 9% to 14% using the effective interest rate method. The Company's non-cash interest expense was $608,000, $707,000 and $782,000 for the years ended December 31, 1993, 1994 and 1995, respectively. In the event the companies use the credits, the liabilities will be reduced and revenue will be recognized. Non-cash revenue of $49,000 was recognized during the year ended December 31, 1995, and as of December 31, 1995, the maximum future credits available have been reduced to $13,451,000.

             NAVIGATION TECHNOLOGIES CORPORATION AND SUBSIDIARIES

(6) INCOME TAXES

  The domestic and foreign components of net loss before income taxes are as follows (in thousands):

                                                          YEARS ENDED DECEMBER
                                                                   31,
                                                         -----------------------
                                                          1993    1994    1995
                                                         ------- ------- -------
   Domestic............................................. $11,519 $20,530 $25,447
   Foreign..............................................  14,333  20,572  31,465
                                                         ------- ------- -------
     Net loss........................................... $25,852 $41,102 $56,912
                                                         ======= ======= =======

  Deferred tax assets are summarized as follows (in thousands):

                                                                 DECEMBER 31,
                                                                ---------------
                                                                 1994    1995
                                                                ------- -------
   Research and development credits carryforwards.............. $   855 $ 1,195
   Imputed interest............................................     764   1,077
   Prepaid license fees........................................   2,107   2,200
   Capitalized research and development........................   1,711   1,144
   Net operating loss carryforwards............................  33,570  55,213
   Other deductible temporary differences......................     127     862
                                                                ------- -------
     Gross deferred tax assets.................................  39,134  61,691
   Less valuation allowance....................................  39,134  61,691
                                                                ------- -------
     Net deferred tax assets................................... $    -- $    --
                                                                ======= =======

  The total valuation allowance for the years ended December 31, 1994 and 1995, increased by $4,595,000 and $22,557,000, respectively. The Company has provided a valuation allowance due to the uncertainty of generating future profits that would allow for the realization of such deferred tax assets.

  As of December 31, 1995, the Company had net operating loss carryforwards for federal and state tax purposes of approximately $67,000,000 and $26,000,000, respectively. The difference between the federal loss carryforward and the state loss carryforward results primarily from a 50% limitation on California loss carryforwards. The Company also had available tax credit carryforwards of approximately $900,000 and $300,000 for federal and California tax purposes, respectively. There is no expiration date for California tax credit carryforwards. The Company had foreign operating loss carryforwards in Europe of approximately $85,000,000 with no expiration date. If not utilized, the other federal and California carryforwards expire through 2010 as follows (in thousands):

                                        FEDERAL NET   CALIFORNIA
                                         OPERATING   NET OPERATING  FEDERAL TAX
                                           LOSS          LOSS         CREDIT
      YEAR OF EXPIRATION               CARRYFORWARDS CARRYFORWARDS CARRYFORWARDS
      ------------------               ------------- ------------- -------------
      1996............................    $    --       $ 1,840        $ --
      1997............................         --         3,673          --
      1998............................         --         7,223          --
      1999............................         --         2,411          --
      2000............................        123        10,853          --
      Thereafter......................     66,877            --         900
                                          -------       -------        ----
                                          $67,000       $26,000        $900
                                          =======       =======        ====

             NAVIGATION TECHNOLOGIES CORPORATION AND SUBSIDIARIES

(7) STOCKHOLDERS' EQUITY

 Convertible Preferred Stock

  The convertible preferred stock has the following rights:

    Voting

      Convertible preferred stock has no voting rights except on matters relating to the certificate of incorporation, bylaws, exchange of shares, merger of the Company, sales of assets, and plans for liquidation or dissolution of the Company. In such cases, each share of convertible preferred stock has voting rights equal to an equivalent number of shares of common stock into which it is convertible.

    Dividends

      Holders of convertible preferred stock are entitled to receive noncumulative dividends, when and if declared by the Company's board of directors. The Company shall make no distribution to holders of common stock until the convertible preferred stock dividends have been paid. No dividends were declared by the Company's board of directors through December 31, 1995.

    Liquidation

      In the event of any liquidation, dissolution, or winding up of the Company, the holders of convertible preferred stock are entitled to receive an amount of $10.20 per share, and any declared but unpaid dividends prior to and in preference to any distribution to the holders of common stock. The remaining assets, if any, shall be distributed ratably among the holders of the common and convertible preferred stock, based on the number of shares held (assuming conversion of convertible preferred stock).

    Conversion and Registration

      Each share of convertible preferred stock is convertible, at the option of the holder, into one share of common stock, subject to adjustment for dilution. The convertible preferred stock held by Philips is subject to certain restrictions related to conversion. Each share of convertible preferred stock automatically converts into common stock at the earlier of the closing of a public offering of common stock with gross proceeds of at least $40,000,000 or on October 1, 1996. The Company has reserved shares of common stock in the event of conversion.

 Stock Option Plan

  In 1988, the Company adopted a stock option plan (the 1988 Plan). The total authorized shares under the 1988 Plan are 2,975,000.

  Options granted under the 1988 Plan are for periods not to exceed 10 years and may be either incentive stock options as that term is used in Section 422 of the Internal Revenue Code (Incentive Stock Options), or options which do not qualify as Incentive Stock Options (Supplemental Stock Options). All grants under the 1988 Plan must be at prices of not less than 100% of the fair market value of the common stock as determined by the Company's board of directors at the date of grant in the case of Incentive Stock Options and 85% of fair market value in the case of Supplemental Stock Options. Options granted after July 1995 generally vest monthly over 48 months and options granted prior to July 1995 generally vest at 25% per year from the date of employment or grant and are adjusted pro rata for any stock splits or dividends.

             NAVIGATION TECHNOLOGIES CORPORATION AND SUBSIDIARIES

  In April 1996, the Company's board of directors approved the 1996 Stock Option Plan (1996 Plan). The 1996 Plan was amended and restated by the Company's board of directors in June 1996, subject to stockholder approval. The 1996 Plan, as amended, provides for grants of incentive stock options, nonstatutory stock options, and stock purchase rights to employees (including employees who are officers) of the Company and its subsidiaries; provided however, that no employee may be granted an option for more than 1,667,000 shares in any one fiscal year. The 1996 Plan also provides for grants of nonstatutory stock options and stock purchase rights to consultants. The Company has reserved 5,414,000 shares of common stock for issuance under the 1996 Plan.

  The following summarizes activity under both stock option plans:

                                                SHARES
                                              AVAILABLE     OPTIONS     PRICE
                                              FOR GRANT   OUTSTANDING PER SHARE
                                              ----------  ----------- ----------
   Balances, December 31, 1992...............    184,000     516,000  $0.48-2.40
    Additional shares reserved...............     83,000
    Options granted..........................   (229,000)    229,000   4.20-4.68
    Options exercised........................         --    (161,000)  0.48-1.20
    Options canceled.........................     29,000     (29,000)  0.48-4.68
                                              ----------   ---------  ----------
   Balances, December 31, 1993...............     67,000     555,000   0.48-4.68
    Additional shares reserved...............  1,892,000
    Options granted..........................   (345,000)    345,000  4.80-10.20
    Options exercised........................         --      (5,000)  0.48-4.68
    Options canceled.........................     44,000     (44,000) 0.48-10.20
                                              ----------   ---------  ----------
   Balances, December 31, 1994...............  1,658,000     851,000  0.48-10.20
    Options granted..........................   (662,000)    662,000    10.20
    Options exercised........................         --     (92,000) 0.48-10.20
    Options canceled.........................    195,000    (195,000) 1.20-10.20
                                              ----------   ---------  ----------
   Balances, December 31, 1995...............  1,191,000   1,226,000  0.48-10.20
    Additional shares reserved (unaudited)...  5,414,000
    Options granted (unaudited).............. (1,374,000)  1,374,000    10.20
    Options exercised (unaudited)............         --     (24,000) 0.48-10.20
    Options canceled (unaudited).............    102,000    (102,000) 2.40-10.20
                                              ----------   ---------  ----------
   Balances, June 30, 1996 (unaudited).......  5,333,000   2,474,000  0.48-10.20
                                              ==========   =========

  Options to purchase a total of 417,000 and 510,000 shares of common stock were exercisable as of December 31, 1995 and June 30, 1996, respectively.

 Private Financing

  In June 1996, the Company issued shares of convertible preferred stock for $30,021,000 ($11,021,000 of which was paid by conversion of outstanding loans). The convertible preferred stock will be converted into approximately 2,887,000 shares of common stock based on the IPO price of $13.00 per share. The number of shares of common stock to be issued will be adjusted upward or downward depending on the actual IPO price.

             NAVIGATION TECHNOLOGIES CORPORATION AND SUBSIDIARIES

 Stock Split

  In July 1996, the Company's board of directors approved a one-for-twelve reverse stock split of its common and convertible preferred stock, subject to stockholder approval. All references in the consolidated financial statements to the number of shares of stock have been retroactively restated to reflect this reverse stock split. In July 1996, the Company's board of directors also approved a decrease in the authorized number of shares of common stock to 150,000,000 shares, the elimination of the convertible preferred stock and the authorization of 5,000,000 shares of a new class of preferred stock, all to be effective concurrently with the IPO.

(8) EMPLOYEE BENEFIT PLAN

  In 1991, the Company implemented a savings and investment plan (the 401(k)
Plan) which qualifies as a thrift plan under Section 401(k) of the Internal Revenue Code. All of the Company's employees who have completed three months of service are eligible to participate in the 401(k) Plan. The 401(k) Plan allows participants to contribute up to 20% of eligible compensation but no more than the amount applicable under the Internal Revenue Service guidelines. The 401(k) Plan permits, but does not require, additional matching contributions to the 401(k) Plan by the Company. The Company made no contributions to the 401(k) Plan through December 31, 1995.

(9) SEGMENT REPORTING

  The following summarizes, on a geographic basis, revenue, operating losses and identifiable assets (in thousands):

                                                    YEARS ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1993      1994      1995
                                                   --------  --------  --------
   Revenue:
    United States................................. $  1,075  $  2,101  $  2,756
    Europe........................................      780       385       917
                                                   --------  --------  --------
                                                   $  1,855  $  2,486  $  3,673
                                                   ========  ========  ========
   Operating loss:
    United States................................. $(13,540) $(19,584) $(25,986)
    Europe........................................  (11,737)  (20,559)  (32,458)
                                                   --------  --------  --------
                                                   $(25,277) $(40,143) $(58,444)
                                                   ========  ========  ========
   Identifiable assets:
    United States..........................................  $ 18,460  $ 11,537
    Europe.................................................    18,106    18,489
                                                             --------  --------
                                                             $ 36,566  $ 30,026
                                                             ========  ========

  Approximately 44% of the Company's revenue for the year ended December 31, 1993 was from two customers, accounting for 27% and 17% of total revenue. Approximately 75% of the Company's revenue for the year ended December 31, 1994 was from three customers, accounting for 37%, 19% and 19% of total revenue. Approximately 81% of the Company's revenue for the year ended December 31, 1995 was from five customers, accounting for 23%, 21%, 13%, 12% and 12% of total revenue.

             NAVIGATION TECHNOLOGIES CORPORATION AND SUBSIDIARIES

(10) COMMITMENTS AND CONTINGENCIES

 Lease Obligations

  The Company leases its facilities and certain equipment under leases expiring through 2003. Pursuant to an agreement for software engineering services, the Company is also responsible for reimbursement of SEI facility lease costs under a lease expiring in 1998. Monthly payments under certain facility leases are subject to fixed increases. For accounting purposes, rent expense is based on a straight-line amortization of the total payments required over the lease term. The leases require the Company to pay property taxes, insurance, maintenance, and repair costs.

  The aggregate future minimum lease obligations as of December 31, 1995 are as follows (in thousands):

        YEAR
       ENDING
    DECEMBER 31,
    ------------
       1996............................................................. $2,633
       1997.............................................................  2,015
       1998.............................................................  1,498
       1999.............................................................    622
       2000.............................................................    546
       Thereafter.......................................................     98
                                                                         ------
                                                                         $7,412
                                                                         ======

  Total rent expense under operating leases for facilities and equipment was $522,000, $1,135,000, and $2,343,000 for the years ended December 31, 1993,
1994 and 1995, respectively.

 Contingencies

  Etak, the Company's primary competitor in the United States, filed suit against one of the Company's customers, Zexel USA, Inc. (Zexel) alleging patent infringement. Etak has not filed any claims that allege that the Company's database or software infringes the Etak Patents. No trial date is currently set.

  On June 30, 1995, Zexel filed a third-party complaint against the Company, seeking recovery of any and all damages and for costs and expenses incurred in the litigation with Etak. Thereafter, the Company filed an answer to Zexel's complaint, denying liability as asserted therein and asserting numerous affirmative defenses, and a counterclaim and cross-claim for indemnification against Zexel. The Company also filed claims against Etak.

  If Etak prevails in the litigation, Zexel could be enjoined from selling products incorporating the Company's proprietary technology and could be required to pay significant monetary damages to Etak. If the Etak litigation were to be resolved by a settlement, Zexel might be required to make substantial payments to Etak. If Zexel were to settle with, or be found liable to Etak and prevail on its indemnification claim against the Company, the Company could be required to pay Zexel substantial amounts. Zexel and the Company are vigorously contesting all of Etak's claims. It is the Company's position that the Etak Patents are invalid, unenforceable and not infringed and, even if Zexel were to settle with or be found liable to Etak, the Company would have no indemnification obligation to Zexel. However, the Company cannot predict the ultimate outcome of the lawsuit and cannot reasonably estimate the potential loss or range of potential loss. In connection with the Etak litigation, the Company has incurred, and expects to continue to incur, substantial legal fees and legal expenses. Although the Company cannot estimate with certainty its legal fees, legal expenses and potential liability, the Company has established an accrual on its financial statements at June 30, 1996 in an amount it believes to be a reasonable

             NAVIGATION TECHNOLOGIES CORPORATION AND SUBSIDIARIES estimate of such legal fees and expenses. The Company does not believe the outcome of the Etak litigation will have a material adverse effect on its business, financial condition or results of operations.

(11) ACQUISITION OF SHIELDS ENTERPRISES, INC. (UNAUDITED)

  In May 1996, the Company's board of directors approved the principal terms of an agreement to merge with SEI, a provider of software consulting services, concurrent with the closing of the IPO. Pursuant to the agreement, all of the shares of outstanding common stock of SEI will be exchanged for approximately 3,632,000 shares of the Company's common stock (net of 2,595,000 shares of the Company's common stock exchanged for shares held by SEI which will be accounted for as treasury stock on the Company's consolidated balance sheet).

  The merger will be accounted for as a purchase with the results of SEI included from the acquisition date. The purchase price of $37,047,000 (based on a $10.20 value per share for the Company's common stock and net of $26,472,000 of common stock exchanged for shares held by SEI and accounted for as treasury stock on the Company's consolidated balance sheet) was assigned to the fair value of the net assets acquired, including approximately $2,708,000 to the net liabilities assumed and $39,755,000 to purchased intangibles. Such purchased intangibles will be amortized on a straight-line basis over five years from the date of acquisition.

  The following summary prepared on an unaudited pro forma basis combines the consolidated results of operations as if SEI had been acquired as of the beginning of the periods presented (in thousands, except per share data):

                                                                      SIX MONTHS
                                                          YEAR ENDED    ENDED
                                                         DECEMBER 31,  JUNE 30,
                                                             1995        1996
                                                         ------------ ----------
   Revenue..............................................   $ 31,186    $ 15,592
   Pro forma net loss...................................    (67,179)    (43,293)
   Pro forma net loss per share.........................      (2.70)      (1.57)

  The pro forma results are not necessarily indicative of what would have occurred if the acquisition had been in effect during the periods presented. In addition, they are not intended to be a projection of future results and do not reflect any synergies that might be achieved from combined operations.

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Shields Enterprises, Inc.:

  We have audited the accompanying balance sheets of Shields Enterprises, Inc.
(SEI) as of September 30, 1994 and 1995, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the years in the three year period ended September 30, 1995. These financial statements are the responsibility of SEI's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shields Enterprises, Inc. as of September 30, 1994 and 1995, and the results of its operations and its cash flows for each of the years in the three year period ended September 30, 1995, in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP

Chicago, Illinois
November 22, 1995, except for the descriptions of the settlement in Note 10, the merger in Note 11 and the NavTech stock split in Note 2, which are as of December 28, 1995, May 14, 1996 and July 12, 1996, respectively

                           SHIELDS ENTERPRISES, INC.

                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                     SEPTEMBER 30,
                                                    ---------------  JUNE 30,
                                                     1994    1995      1996
                                                    ------- ------- -----------
                                                                    (UNAUDITED)
                      ASSETS
Current assets:
 Cash and cash equivalents......................... $   315 $ 1,359   $   465
 Accounts receivable:
  Trade............................................   3,759   4,252     4,033
  Affiliate........................................     530     573       572
  Other............................................   2,500   2,500        --
 Prepaid expenses and other current assets.........     272     347       276
                                                    ------- -------   -------
   Total current assets............................   7,376   9,031     5,346
Investment in affiliate............................   6,761   6,939     9,175
Property and equipment, net........................   1,088   1,068     1,001
Other receivables..................................   2,500      --        --
                                                    ------- -------   -------
   Total assets.................................... $17,725 $17,038   $15,522
                                                    ======= =======   =======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Note payable to bank.............................. $    -- $   438   $ 1,695
 Current maturities of long-term debt..............     134     137       109
 Notes payable to stockholders and employees.......     404     902     1,198
 Notes payable to others...........................      49     159        --
 Accounts payable..................................     608     367       405
 Accrued payroll and related expenses..............   3,706   3,775     4,291
 Customer claim....................................      --     600        --
 Other accrued expenses............................     404     412       693
 Deferred revenue..................................     263     273       309
                                                    ------- -------   -------
   Total current liabilities.......................   5,568   7,063     8,700
Long-term debt, less current maturities............     487     429       355
Customer claim.....................................     600      --        --
                                                    ------- -------   -------
   Total liabilities...............................   6,655   7,492     9,055
                                                    ------- -------   -------
Stockholders' equity:
 Common stock, stated value $125 per share; 20,000
  shares authorized; 9,500, 10,764 and 10,764
  shares issued and outstanding in 1994, 1995 and
  1996, respectively...............................   1,188   1,345     1,345
 Additional paid-in capital........................     195   3,594     3,594
 Common stock subscribed...........................   3,063      --        --
 Retained earnings.................................   6,624   4,607     1,528
                                                    ------- -------   -------
   Total stockholders' equity......................  11,070   9,546     6,467
Commitments and contingencies
                                                    ------- -------   -------
   Total liabilities and stockholders' equity...... $17,725 $17,038   $15,522
                                                    ======= =======   =======

                See accompanying notes to financial statements.

                           SHIELDS ENTERPRISES, INC.

                            STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                             YEARS ENDED SEPTEMBER         NINE MONTHS ENDED
                                      30,                      JUNE 30,
                            --------------------------  -----------------------
                             1993     1994      1995       1995        1996
                            -------  -------  --------  ----------- -----------
                                                        (UNAUDITED) (UNAUDITED)
Revenue:
 Consulting and contract
  services................. $19,829  $21,451   $25,289    $19,351     $19,453
 Affiliated consulting
  services.................   4,075    4,276     7,076      4,876       8,116
 Other.....................   1,136    2,945     2,543      2,001         878
                            -------  -------  --------    -------     -------
  Total revenue............  25,040   28,672    34,908     26,228      28,447
                            -------  -------  --------    -------     -------
Costs and expenses:
 Cost of consulting and
  contract services........  18,242   20,016    21,027     15,820      16,762
 Cost of affiliated
  consulting services......   3,067    3,707     6,196      4,332       6,717
 Cost of other revenue.....     532    1,752     1,405      1,250         554
 Software engineering and
  development..............     514    3,152     5,004      3,679       3,932
 Selling, general and
  administrative...........   2,279    2,835     3,119      2,319       3,381
                            -------  -------  --------    -------     -------
  Total costs and expenses.  24,634   31,462    36,751     27,400      31,346
                            -------  -------  --------    -------     -------
  Income (loss) from
   operations..............     406   (2,790)   (1,843)    (1,172)     (2,899)
Other income (expense):
 Interest income...........       4       59         4          4          53
 Interest expense..........    (220)     (82)     (178)      (122)       (174)
 Gain on sale of
  investments..............      29      259        --         --          --
                            -------  -------  --------    -------     -------
  Income (loss) before
   extraordinary item......     219   (2,554)   (2,017)    (1,290)     (3,020)
Extraordinary item.........      --   15,969        --         --          --
                            -------  -------  --------    -------     -------
  Net income (loss)........ $   219  $13,415  $ (2,017)   $(1,290)    $(3,020)
                            =======  =======  ========    =======     =======
Pro forma net loss data
 (unaudited):
 Net loss as reported......                   $ (2,017)               $(3,020)
 Pro forma income tax
  benefit..................                        797                  1,193
                                              --------                -------
 Pro forma net loss........                   $ (1,220)               $(1,827)
                                              ========                =======


                See accompanying notes to financial statements.

                           SHIELDS ENTERPRISES, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                          COMMON STOCK
                          --------------                          RETAINED       TOTAL
                          NUMBER          ADDITIONAL   COMMON     EARNINGS   STOCKHOLDERS'
                            OF             PAID-IN     STOCK    (ACCUMULATED    EQUITY
                          SHARES  AMOUNT   CAPITAL   SUBSCRIBED   DEFICIT)     (DEFICIT)
                          ------  ------  ---------- ---------- ------------ -------------
Balances as of September
 30, 1992...............   9,688  $1,211    $  527    $    --     $(3,784)      $(2,046)
Retirement of common
 stock..................    (208)    (25)     (375)        --          --          (400)
Dividends paid..........      --      --        --         --         (72)          (72)
Net income..............      --      --        --         --         219           219
                          ------  ------    ------    -------     -------       -------
Balances as of September
 30, 1993...............   9,480   1,186       152         --      (3,637)       (2,299)
Issuance of common stock
 for cash...............      20       2        43         --          --            45
Common stock subscribed.      --      --        --      3,063          --         3,063
Dividends paid..........      --      --        --         --      (3,154)       (3,154)
Net income..............      --      --        --         --      13,415        13,415
                          ------  ------    ------    -------     -------       -------
Balances as of September
 30, 1994...............   9,500   1,188       195      3,063       6,624        11,070
Issuance of common stock
 subscribed.............     660      83     2,980     (3,063)         --            --
Issuance of common
 stock..................     604      74       419         --          --           493
Net loss................      --      --        --         --      (2,017)       (2,017)
                          ------  ------    ------    -------     -------       -------
Balances as of September
 30, 1995...............  10,764   1,345     3,594         --       4,607         9,546
Dividends paid (unau-
 dited).................      --      --        --         --         (59)          (59)
Net loss (unaudited)....      --      --        --         --      (3,020)       (3,020)
                          ------  ------    ------    -------     -------       -------
Balances as of June 30,
 1996 (unaudited).......  10,764  $1,345    $3,594    $    --     $ 1,528       $ 6,467
                          ======  ======    ======    =======     =======       =======



                See accompanying notes to financial statements.

                           SHIELDS ENTERPRISES, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                               YEARS ENDED SEPTEMBER        NINE MONTHS ENDED
                                        30,                     JUNE 30,
                              -------------------------  -----------------------
                               1993     1994     1995       1995        1996
                              -------  -------  -------  ----------- -----------
                                                         (UNAUDITED) (UNAUDITED)
Cash flows from operating
 activities:
 Net income (loss)..........  $   219  $13,415  $(2,017)   $(1,290)    $(3,020)
 Adjustments to reconcile
  net income (loss) to net
  cash provided by (used in)
  operating activities:
  Depreciation and
   amortization.............      106      112      495        234         346
  Gain on sale of
   investments..............      (29)    (259)      --         --          --
  Changes in operating
   assets and liabilities:
   Accounts receivable......      141   (6,581)   1,964     (2,873)      2,720
   Prepaid expenses and
    other current assets....     (128)     (44)     (75)        25          71
   Accounts payable.........      262      148     (241)        (7)         38
   Accrued payroll and other
    expenses................    1,004      740       77      1,897         797
   Customer claim...........      600       --       --         --        (600)
   Deferred revenue.........     (146)     164       10         50          36
                              -------  -------  -------    -------     -------
    Net cash provided by
     (used in) operating
     activities.............    2,029    7,695      213     (1,964)        388
                              -------  -------  -------    -------     -------
Cash flows from investing
 activities:
 Acquisition of property and
  equipment.................     (210)    (992)    (475)      (254)       (279)
 Purchase of stock and
  exercise of warrants of
  affiliate.................      (62)  (6,336)    (178)      (132)     (2,236)
 Proceeds from sale of
  investments...............      192      369       --         --          --
                              -------  -------  -------    -------     -------
    Net cash used in
     investing activities...      (80)  (6,959)    (653)      (386)     (2,515)
                              -------  -------  -------    -------     -------
Cash flows from financing
 activities:
 Proceeds from long-term
  debt......................    3,494      621       38         17          --
 Repayment of long-term
  debt......................   (4,264)    (672)     (93)        --        (102)
 Proceeds from notes payable
  to bank, net..............      550       --      438        921       1,257
 Repayment of notes payable
  to affiliate..............   (1,350)    (200)      --         --          --
 Proceeds from notes payable
  to stockholders and
  employees.................      348      228      606        716         296
 Repayment of notes payable
  to stockholders and
  employees.................     (398)    (586)    (108)        --          --
 Proceeds from notes payable
  to others.................       56       --      110        (49)       (159)
 Repayment of notes payable
  to others.................       --      (49)      --         --          --
 Dividends paid.............      (72)  (3,154)      --         --         (59)
 Sale of common stock.......       --       45      493        493          --
 Common stock subscribed....       --    3,063       --         --          --
 Retirement of common stock.     (400)      --       --         --          --
                              -------  -------  -------    -------     -------
    Net cash provided by
     (used in) financing
     activities.............   (2,036)    (704)   1,484      2,098       1,233
                              -------  -------  -------    -------     -------
Net increase (decrease) in
 cash and cash equivalents..      (87)      32    1,044       (252)       (894)
Cash and cash equivalents at
 beginning of period........      370      283      315        315       1,359
                              -------  -------  -------    -------     -------
Cash and cash equivalents at
 end of period..............  $   283  $   315  $ 1,359    $    63     $   465
                              =======  =======  =======    =======     =======
Supplemental disclosures of
 cash flow information:
 Cash paid during the
  period:
  Interest..................  $   220  $    83  $   178    $   122     $   111
  Income taxes..............  $     6  $     7  $    11    $    --     $     2

                See accompanying notes to financial statements.

                           SHIELDS ENTERPRISES, INC.

                         NOTES TO FINANCIAL STATEMENTS

    (INFORMATION AS OF AND FOR THE NINE MONTH PERIOD ENDED JUNE 30, 1996 IS
                                  UNAUDITED)

(1) DESCRIPTION OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Shields Enterprises, Inc. (SEI) provides systems consulting services to diversified customers across the United States and provides in-store and back office software, installation, training and support services. SEI also provides development and support services to Navigation Technologies Corporation (NavTech). In addition to NavTech, revenue from SEI's two largest customers was 16% and 13% of total revenue in 1993, 14% and 12% of total revenue in 1994, and 10% and 9% of total revenue in 1995, respectively.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Cash Equivalents

  SEI considers all highly liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

 Property and Equipment

  Property and equipment are stated at cost. Provisions for depreciation are computed using accelerated methods to amortize the cost of depreciable assets over their estimated useful lives. Leasehold improvements are amortized over the lesser of their estimated useful lives or the lease term.

 Revenue Recognition

  Revenue from consulting and contract services under time and materials contracts is recognized as services are performed. SEI also provides services through maintenance contracts on proprietary software. Revenue related to the maintenance contracts is recognized ratably over the term of the agreement.

 Income Taxes

  The stockholders of SEI have elected under Subchapter S of the Internal Revenue Code to include SEI's income in their own income for federal and state income tax purposes. Accordingly, SEI is not subject to federal and most state income taxes. Upon the closing of the merger with NavTech, SEI will be taxed under Subchapter C of the Internal Revenue Code.

 Financial Instruments

  The carrying amount of SEI's financial instrument assets and liabilities approximates fair value because of the short maturity of those instruments.

 Use of Estimates

  SEI's management has made estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                           SHIELDS ENTERPRISES, INC.

 Unaudited Interim Financial Statements

  The unaudited interim financial statements as of June 30, 1996 and for the nine month periods ended June 30, 1995 and 1996 have been prepared on substantially the same basis as the audited financial statements, and in the opinion of management include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth therein.

(2) NAVTECH

 Description and Relationship

  NavTech, together with its subsidiaries, was established in 1985 to develop, maintain and market a database for route guidance products and other applications in the United States and Europe. NavTech's database is a digital representation of road transportation networks that includes the information necessary to determine efficient routes for vehicle guidance. NavTech's database is licensed to leading automotive electronics manufacturers that are developing products for route guidance. These products electronically calculate an efficient route and provide real-time positioning and turn-by-turn audible and/or graphical directions to guide the driver at each turn.

  NavTech has been primarily engaged in development of software and methodologies for the creation, updating and use of its database and in the creation and updating of database coverage for parts of the United States and Europe.

  As of September 30, 1995, SEI held 2,332,000 shares of NavTech's common stock which represented 10.5% of the outstanding stock of NavTech. (NavTech share amounts have been restated to reflect a one-for-twelve reverse stock split.)

  SEI's Chairman has served as Chairman and Chief Executive Officer (CEO) of NavTech since June 1987. SEI has an agreement with NavTech under which SEI's Chairman will continue to serve as Chairman and CEO of NavTech for a base annual compensation to SEI plus incentive compensation based on NavTech's gross revenue and operating income. Such agreement will terminate upon the merger with NavTech. SEI's Chairman and the other directors' compensation is approved by non-SEI directors.

  SEI was granted options for the purchase of 33,000 shares of NavTech common stock at $1.20 per share and 133,000 shares of NavTech common stock at $2.40 per share during fiscal 1992 and 1993, respectively. The options expire by their terms in March and October 2002, respectively. As of September 30, 1995, options held by SEI covering 125,000 shares were vested, with the remaining options covering 41,000 shares vesting monthly through December 1996, subject to the continued full-time services of the Chairman of SEI as Chairman and CEO of NavTech. During 1994, SEI entered into an agreement that provides that additional options will be granted beginning in January 1997 based on the Chairman and CEO's continuing service to NavTech. In May 1996, SEI's board of directors approved the principal terms of an agreement with NavTech to cancel the above agreement and options upon the merger with NavTech (see Note 11).

  During fiscal 1992, SEI and NavTech entered into an agreement whereby SEI performs substantially all database software engineering services for NavTech. Under the agreement, SEI charges NavTech for actual direct costs incurred for the services provided plus a markup for SEI's overhead and fees. Total revenue from NavTech during fiscal 1993, 1994 and 1995 was $4,075,000, $4,276,000 and
$7,076,000, respectively.

                           SHIELDS ENTERPRISES, INC.

  Pursuant to a 1994 agreement, SEI has the option to require Philips Media B.V. to purchase up to 605,000 shares of NavTech common stock held by SEI at a per share price of $10.20. Such rights have been waived by SEI through October 1, 1996 and will terminate upon the closing of an initial public offering by NavTech.

 Accounting for Investment in NavTech

  SEI records its investment in NavTech using the cost method. Prior to April 30, 1993, SEI recorded its investment in NavTech using the equity method.

(3) ACCOUNTS RECEIVABLE

  Included in accounts receivable are unbilled accounts receivable (work in progress) and unbilled expenses of $877,000 and $948,000 as of September 30, 1994 and 1995, respectively, representing recoverable costs and accrued profits which will be billed in accordance with contract terms and delivery schedules.

(4) PROPERTY AND EQUIPMENT

  The components of property and equipment as of September 30, 1994 and 1995 are as follows (in thousands):

                                                                   1994   1995
                                                                  ------ ------
   Furniture..................................................... $  323 $  392
   Equipment.....................................................  1,204  1,602
   Leasehold improvements........................................     14     19
                                                                  ------ ------
                                                                   1,541  2,013
   Less accumulated depreciation and amortization................    453    945
                                                                  ------ ------
                                                                  $1,088 $1,068
                                                                  ====== ======

(5) FINANCING ARRANGEMENTS

 Note Payable to Bank

  As of September 30, 1994 and 1995, SEI had a line of credit under which it could borrow 80% of eligible accounts receivable, as defined, up to $3,000,000. The line bears interest at a rate of 0.5% over prime (8.25% and 9.25% as of September 30, 1994 and 1995, respectively). As of September 30 1995, $438,000 was outstanding under this line. The line expires on January 15, 1997, is secured by substantially all assets of SEI other than its shares of NavTech common stock, and is personally guaranteed by T. Russell Shields, the Chairman of SEI.

 Long-Term Debt

  During 1994, SEI entered into loan agreements with the Fargo-Cass County Growth Initiative Fund and the Future Fund of North Dakota under which SEI borrowed $720,000 at an interest rate of 1% per annum. Amounts outstanding under the two loan agreements aggregated $621,000 and $566,000 as of September 30, 1994 and 1995, respectively. The loans are secured by certain office furniture, equipment, fixtures and 125,000 shares of

                           SHIELDS ENTERPRISES, INC.

NavTech stock held by SEI. The aggregate maturities of long-term debt as of September 30, 1995 are as follows: 1996--$137,000; 1997--$138,000; 1998--
$139,000; 1999--$141,000 and 2000--$11,000.

 Notes Payable to Stockholders, Employees and Others

  SEI has multiple outstanding notes to stockholders, employees and others. The notes are due on various dates during 1995 and on December 31, 1995 (short-term), and December 31, 1996 (long-term). The amount of interest paid to stockholders, employees and others for the years ended September 30, 1993, 1994 and 1995 was $78,000, $59,000 and $100,000, respectively. These notes bear interest at prime plus 0.5% or prime plus 1.25%, depending on the maturity of the notes.

(6) LEASES

  SEI leases office space in several locations. The future minimum lease obligations under lease agreements with initial terms in excess of one year as of September 30, 1995 were as follows (in thousands):

   YEAR ENDING
   SEPTEMBER 30,
   -------------
    1996................................................................. $  683
    1997.................................................................    638
    1998.................................................................    641
    1999.................................................................    389
    2000.................................................................    233
    Thereafter...........................................................    528
                                                                          ------
                                                                          $3,112
                                                                          ======

  Several office leases provide for adjustment of base rentals for subsequent increases in the lessor's operating costs. Total rent expense under all leases amounted to $343,000, $500,000 and $719,000, in fiscal 1993, 1994 and 1995, respectively.

(7) EMPLOYEE INCENTIVE PLANS

  SEI's profit sharing plan covers substantially all of its employees. SEI contributes the lesser of 50% of operating profits above 9% of operating revenue or 15% of total compensation paid in the year to all participants, or an amount determined by SEI's board of directors. During the years ended September 30, 1993, 1994 and 1995, SEI made no contributions to the plan.

  Effective October 1, 1985, SEI established a Profit Participation Plan. This plan compensates senior employees based on SEI's performance. Under the terms of this plan, SEI is to pay out approximately 75% of the pretax income from operations (including salary reductions) and certain special items. The accrued payroll and related expense liabilities include employee salary reductions and company contributions. SEI contributions in excess of salary reductions were $136,000, $2,105,000 and $820,000 in 1993, 1994 and 1995,
respectively.

(8) STOCK SPLIT

  On June 1, 1995, SEI's board of directors declared a twenty-for-one stock split. Stated value was reduced from $2,500 to $125 per share. All references in the accompanying financial statements to the number of SEI's shares outstanding have been retroactively restated to reflect the split.

                           SHIELDS ENTERPRISES, INC.

(9) EXTRAORDINARY ITEM

  In March 1994, SEI arrived at a settlement of outstanding litigation which provided for payments to SEI aggregating $20,000,000 ($15,969,000, net of legal fees) to be made during fiscal 1994 and future periods. Accounts receivable "other" represents amounts to be paid to SEI pursuant to the settlement.

(10) CUSTOMER CLAIM

  As of September 30, 1995, SEI accrued $600,000 representing a judgment on a claim by a customer, which SEI appealed. In December 1995, SEI entered into an agreement to settle the action for approximately the amount accrued as of September 30, 1995.

(11) MERGER WITH NAVTECH

  In May 1996, SEI's board of directors approved the principal terms of an agreement to merge with NavTech. In connection with the merger, all of the outstanding common stock of SEI will be exchanged for NavTech's common stock.

(12) SUBSEQUENT EVENTS (UNAUDITED)

  In June 1996, SEI entered into an agreement with an officer of SEI which provides for the termination of certain conditions of a previous agreement between SEI and the officer. In consideration of the termination of these conditions, SEI will issue the officer 657 shares of SEI common stock. The common stock is to be issued to the officer immediately prior to the completion of the proposed merger discussed in Note 11. The agreement will be canceled in the event that such merger is not consummated by October 1, 1996 or an initial public offering of NavTech common stock is not completed in connection with the merger.

  In June 1996, SEI's board of directors approved the 1996 Stock Option Plan (the Plan). Options granted under the Plan will be incentive stock options with a ten year term.

  The SEI board of directors has authorized the grant of options to purchase an aggregate of 611 shares of Common Stock under the Plan.

                           SHIELDS ENTERPRISES, INC.

(13) PRO FORMA ADJUSTMENT TO FINANCIAL STATEMENTS (UNAUDITED)

  The pro forma provision for income taxes reflects the income tax benefit that would have been reported if SEI had been a C corporation using the asset and liability method. Under this approach, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. The components of unaudited pro forma income taxes were as follows (in thousands):

                                                                     NINE MONTHS
                                                        YEAR ENDED      ENDED
                                                       SEPTEMBER 30,  JUNE 30,
                                                           1995         1996
                                                       ------------- -----------
   Current:
     Federal..........................................     $(28)       $  177
     State............................................       (5)           26
                                                           ----        ------
                                                            (33)          203
                                                           ----        ------
   Deferred:
     Federal..........................................      714           850
     State............................................      116           140
                                                           ----        ------
                                                            830           990
                                                           ----        ------
   Pro forma income tax benefit.......................     $797        $1,193
                                                           ====        ======

  The pro forma income tax benefit differs from the amounts computed by applying the U.S. federal statutory income tax rate to pro forma loss before taxes as a result of the following (in thousands):

                                                                     NINE MONTHS
                                                        YEAR ENDED      ENDED
                                                       SEPTEMBER 30,  JUNE 30,
                                                           1995         1996
                                                       ------------- -----------
   Computed "expected" tax benefit....................     $686        $1,027
   State income taxes, net of federal tax effect......      111           166
                                                           ----        ------
                                                           $797        $1,193
                                                           ====        ======

  As of September 30, 1995, the tax basis of SEI's investment in NavTech and other accounts receivable differed from the financial statement carrying amounts, which would have resulted in a deferred tax liability of $2,270,000 on a pro forma basis.

       NAVIGATION TECHNOLOGIES CORPORATION AND SHIELDS ENTERPRISES, INC.

              UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

  The following unaudited pro forma combined balance sheet and statements of operations have been derived from Navigation Technologies Corporation's (the Company) financial statements for the year ended December 31, 1995, and as of and for the six month period ended June 30, 1996, included elsewhere herein and the Shields Enterprises, Inc. (SEI) financial statements for the year ended September 30, 1995, and as of and for the nine month period ended June 30, 1996, included elsewhere herein.

  Adjustments have been made to the pro forma combined balance sheet to give effect to the merger with SEI and the conversion of convertible preferred stock to common stock in connection with the Company's initial public offering as if each had occurred on June 30, 1996.

  Adjustments have been made to the pro forma combined statements of operations to give effect to the acquisition of SEI as if it had occurred at the beginning of each of the respective periods presented and to present the data consistently using a December 31 year-end.

  Since the Company's inception, SEI has provided software engineering and development services to the Company. The principal components of the purchased intangibles in SEI are the technical knowledge of SEI's skilled, trained employee base, the ability to manage software engineering and development efforts internally and the relationships developed with SEI's existing customer base. No significant technology will be acquired as a result of the SEI Merger since the Company owns the technology developed by SEI in connection with such services. Accordingly, the purchase price was principally allocated to purchased intangibles, as well as the tangible assets and liabilities of SEI.

  The purchased intangibles of approximately $39,755,000 will be amortized on a straight-line basis over five years. The Company has established an estimated useful life of purchased intangibles of five years based on employee and customer turnover levels for consulting organizations, lack of binding employment agreements between SEI and its employees and the recent increase in SEI's NavTech-related revenue.

  The following unaudited pro forma combined balance sheet and statements of operations are not necessarily indicative of the future results of operations of the Company or the results of operations which would have resulted had the Company and SEI been combined during the periods presented. In addition, the pro forma results are not intended to be a projection of future results.

  The unaudited pro forma combined balance sheet and statements of operations should be read in conjunction with the consolidated financial statements of the Company and SEI, including the notes thereto, contained elsewhere in this Prospectus.

                        PRO FORMA FINANCIAL INFORMATION

       NAVIGATION TECHNOLOGIES CORPORATION AND SHIELDS ENTERPRISES, INC.

                  PRO FORMA COMBINED BALANCE SHEET--UNAUDITED
                                 (IN THOUSANDS)

                                              JUNE 30, 1996
                                 ----------------------------------------------
                                  COMPANY     SEI    PRO FORMA        PRO FORMA
                                  ACTUAL    ACTUAL  ADJUSTMENTS       COMBINED
                                 ---------  ------- -----------       ---------
             ASSETS
Current assets:
 Cash and cash equivalents...... $  17,432  $   465  $     --         $  17,897
 Accounts receivable............       509    4,033        --             4,542
 Accounts receivable from
  affiliate.....................        --      572      (572)(a)            --
 Prepaid expenses and other
  current assets................     1,565      276        --             1,841
                                 ---------  -------  --------         ---------
  Total current assets..........    19,506    5,346      (572)           24,280
Property and equipment, net.....     5,473    1,001        --             6,474
Purchased intangibles...........        --       --    39,755 (b)        39,755
Deposits and other assets.......        97    9,175    (9,175)(c)            97
                                 ---------  -------  --------         ---------
  Total assets.................. $  25,076  $15,522  $ 30,008         $  70,606
                                 =========  =======  ========         =========
 LIABILITIES AND STOCKHOLDERS'
        EQUITY (DEFICIT)
Current liabilities:
 Note payable to bank........... $      --  $ 1,695  $     --         $   1,695
 Current maturities of long-term
  debt..........................        --      109        --               109
 Notes payable to stockholders,
  employees and others..........        --    1,198        --             1,198
 Accounts payable...............     2,640      405        --             3,045
 Accounts payable to affiliate..     1,561       --      (572)(a)           989
 Accrued payroll and related
  expenses......................     3,202    4,291        --             7,493
 Other accrued expenses.........     5,808      693        --             6,201
 Deferred revenue...............     2,318      309        --             2,627
                                 ---------  -------  --------         ---------
  Total current liabilities.....    15,229    8,700      (572)           23,357
Long-term debt, less current
 maturities.....................        --      355        --               355
Long-term source material
 obligations....................     6,356       --        --             6,356
Deferred license revenue........     8,632       --        --             8,632
                                 ---------  -------  --------         ---------
  Total liabilities.............    30,217    9,055      (572)           38,700
                                 ---------  -------  --------         ---------
Stockholders' equity (deficit):
 Convertible preferred stock....        15       --       (15)(d)            --
 Common stock...................        11    1,345    (1,324)(b)(d)         32
 Additional paid-in capital.....   191,170    3,594    59,919 (b)(c)    254,683
 Treasury stock.................        --       --   (26,472)(c)       (26,472)
 Cumulative translation
  adjustment....................     1,889       --        --             1,889
 Retained Earnings (accumulated
  deficit)......................  (198,226)   1,528    (1,528)(b)      (198,226)
                                 ---------  -------  --------         ---------
  Total stockholders' equity
   (deficit)....................    (5,141)   6,467    30,580            31,906
                                 ---------  -------  --------         ---------
  Total liabilities and
   stockholders' equity
   (deficit).................... $  25,076  $15,522  $ 30,008         $  70,606
                                 =========  =======  ========         =========

  See accompanying notes to unaudited pro forma combined financial statements.

                        PRO FORMA FINANCIAL INFORMATION

       NAVIGATION TECHNOLOGIES CORPORATION AND SHIELDS ENTERPRISES, INC.

             PRO FORMA COMBINED STATEMENT OF OPERATIONS--UNAUDITED
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          YEAR ENDED DECEMBER 31, 1995
                                     ------------------------------------------
                                     COMPANY     SEI     PRO FORMA    PRO FORMA
                                      ACTUAL   ACTUAL   ADJUSTMENTS   COMBINED
                                     --------  -------  -----------   ---------
Revenue:
 Database license and distribution.. $  3,377  $    --    $    --     $  3,377
 Consulting and contract services...       --   25,600         --       25,600
 Affiliated consulting services.....       --    8,039     (8,039)(e)       --
 Other..............................      296    1,913         --        2,209
                                     --------  -------    -------     --------
  Total revenue.....................    3,673   35,552     (8,039)      31,186
                                     --------  -------    -------     --------
Costs and expenses:
 Cost of revenue....................       --   29,430     (7,038)(e)   22,392
 Database creation and updating.....   40,359       --         --       40,359
 Software engineering and
  development.......................    8,314    5,020     (1,142)(e)   12,192
 Selling, general and
  administrative....................   13,444    3,252        141 (e)   16,837
 Amortization of purchased
  intangibles.......................       --       --      7,951 (f)    7,951
                                     --------  -------    -------     --------
  Total costs and expenses..........   62,117   37,702        (88)      99,731
                                     --------  -------    -------     --------
Loss from operations................  (58,444)  (2,150)    (7,951)     (68,545)
Other income (expense)..............    1,532     (166)        --        1,366
                                     --------  -------    -------     --------
Net loss............................ $(56,912) $(2,316)   $(7,951)    $(67,179)
                                     ========  =======    =======     ========
Pro forma net loss per share........ $  (2.58)                        $  (2.70)
                                     ========                         ========
Shares used in per share
 computation........................   22,038               2,849 (g)   24,887
                                     ========             =======     ========


  See accompanying notes to unaudited pro forma combined financial statements.

                        PRO FORMA FINANCIAL INFORMATION

       NAVIGATION TECHNOLOGIES CORPORATION AND SHIELDS ENTERPRISES, INC.

             PRO FORMA COMBINED STATEMENT OF OPERATIONS--UNAUDITED
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                        SIX  MONTHS ENDED JUNE 30, 1996
                                     ------------------------------------------
                                     COMPANY     SEI     PRO FORMA    PRO FORMA
                                      ACTUAL   ACTUAL   ADJUSTMENTS   COMBINED
                                     --------  -------  -----------   ---------
Revenue:
 Database license and distribution.. $  1,486  $    --    $    --     $  1,486
 Consulting and contract services...       --   13,315         --       13,315
 Affiliated consulting services.....       --    5,962     (5,962)(e)       --
 Other..............................      105      686         --          791
                                     --------  -------    -------     --------
  Total revenue.....................    1,591   19,963     (5,962)      15,592
                                     --------  -------    -------     --------
Costs and expenses:
 Cost of revenue....................       --   16,665     (4,800)(e)   11,865
 Database creation and updating.....   20,341       --         --       20,341
 Software engineering and
  development.......................    6,148    2,840       (969)(e)    8,019
 Selling, general and
  administrative....................   11,762    2,541       (193)(e)   14,110
 Amortization of purchased
  intangibles.......................       --       --      3,976 (f)    3,976
                                     --------  -------    -------     --------
  Total costs and expenses..........   38,251   22,046     (1,986)      58,311
                                     --------  -------    -------     --------
Loss from operations................  (36,660)  (2,083)    (3,976)     (42,719)
Other income (expense)..............     (458)    (116)        --         (574)
                                     --------  -------    -------     --------
Net loss............................ $(37,118) $(2,199)   $(3,976)    $(43,293)
                                     ========  =======    =======     ========
Pro forma net loss per share........ $  (1.50)                        $  (1.57)
                                     ========                         ========
Shares used in per share
 computation........................   24,788               2,849 (g)   27,637
                                     ========             =======     ========


  See accompanying notes to unaudited pro forma combined financial statements.

                        PRO FORMA FINANCIAL INFORMATION

       NAVIGATION TECHNOLOGIES CORPORATION AND SHIELDS ENTERPRISES, INC.

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

  All of the shares of outstanding common stock of SEI were exchanged for 3,632,000 shares of the Company's common stock (net of exchange of 2,595,000 shares of the Company's common stock held by SEI which will be accounted for as treasury stock on the Company's consolidated balance sheet). The purchase price of $37,047,000 (based on a $10.20 value per share for the Company's common stock and net of $26,472,000 of common stock exchanged for shares held by SEI and accounted for as treasury stock on the Company's consolidated balance sheet) was assigned to the fair value of the net assets acquired, including approximately $2,708,000 to the net liabilities assumed and $39,755,000 to purchased intangibles.

  To arrive at the pro forma combined financial statements, the historical financial statements were adjusted to reflect:

  (a) Elimination of intercompany receivables and payables between the Company and SEI.

  (b) Exchange of the Company's common stock for outstanding shares of SEI's common stock in the SEI merger and recognition of purchased intangibles.

  (c) Exchange of 2,595,000 shares of the Company's common stock held by SEI and accounted for as treasury stock on the Company's consolidated balance sheet.

  (d) Conversion of the Company's outstanding preferred stock to common stock.

  (e) Elimination of intercompany billings between the Company and SEI.

  (f) Amortization of purchased intangibles from the SEI merger over an estimated useful life of five years.

  (g) An increase in the Company's common stock outstanding on an "as if converted" basis for the 3,632,000 shares of common stock issued in the SEI merger (net of shares exchanged for shares held by SEI and accounted for as treasury stock on the Company's consolidated balance sheet).

  Certain amounts have been reclassified to conform to the pro forma presentation.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

 NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE U.S. UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UN-LAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              -------------------

                               TABLE OF CONTENTS

                                                                Page
                                                                ----
Prospectus Summary............................................     3
Risk Factors..................................................     7
Use of Proceeds...............................................    20
Dividend Policy...............................................    20
Sale of Shares to Philips and Zenrin..........................    21
Capitalization................................................    22
Dilution......................................................    23
Selected Consolidated Financial Data..........................    24
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations...................................................    26
Business......................................................    33
Management....................................................    50
Certain Transactions..........................................    58
Principal Stockholders........................................    60
Description of Capital Stock..................................    62
Shares Eligible for Future Sale...............................    64
Certain United States Federal Tax
 Considerations for Non-U.S. Holders of
 Common Stock.................................................    66
Underwriting..................................................    68
Legal Matters.................................................    70
Experts.......................................................    70
Change in Independent
Auditor.......................................................    71
Additional Information........................................    71
Index to Financial Statements.................................   F-1

                              -------------------

 UNTIL       , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPAT-ING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                               10,500,000 SHARES



                       [LOGO OF NAVIGATION TECHNOLOGIES]

                                  COMMON STOCK



                              -------------------

                                   PROSPECTUS
                                         , 1996

                              -------------------




                                LEHMAN BROTHERS

                                COWEN & COMPANY

                              SALOMON BROTHERS INC

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE + +WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES +
+LAWS OF ANY SUCH JURISDICTION.                                                +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              Subject to Completion, dated September 17, 1996

PROSPECTUS

                               10,500,000 SHARES

                                      LOGO
                        [LOGO OF NAVIGATION TECHNOLOGY]
                                  COMMON STOCK

                                 ------------

  Of the 10,500,000 shares of Common Stock, $.001 par value ("Common Stock"), of Navigation Technologies Corporation ("NavTech" or the "Company") being offered hereby, 2,100,000 shares are being offered initially outside the United States and Canada by the International Managers (the "International Offering") and 8,400,000 shares are being offered initially in the United States and Canada by the U.S. Underwriters (the "U.S. Offering"). Such offerings are referred to collectively as the "Offerings."

  Prior to the Offerings, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "NAVT," subject to official notice of issuance.

  Philips Electronics N.V. ("Philips") has agreed to purchase, concurrently with the closing of the Offerings, a number of shares of Common Stock that will result in Philips owning 48% of the outstanding shares of Common Stock (assuming no exercise of the over-allotment options described below). In addition, Zenrin Co. Ltd. ("Zenrin") has agreed to purchase directly from the Company shares of Common Stock having an aggregate purchase price of $1,000,000. All of such shares to be purchased by Philips and Zenrin will be purchased at the initial public offering price of the Common Stock offered hereby, less the underwriting discount. See "Sale of Shares to Philips and Zenrin" and "Certain Transactions."

                                 ------------

    THE COMMON STOCK OFFERED HEREBY INCLUDES A HIGH DEGREE OF RISK.
              SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                 ------------

THESE SECURITIES  HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
   IS A CRIMINAL OFFENSE.

================================================================================

                                                       Underwriting
                                           Price to   Discounts and  Proceeds to
                                            Public    Commissions(1) Company(2)
- --------------------------------------------------------------------------------
Per Share...............................    $             $             $
- --------------------------------------------------------------------------------
Total(3)................................  $             $            $

================================================================================
(1) The Company has agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of the Offerings of $2,000,000 payable by the Company.
(3) The Company has granted the International Managers a 30-day option to purchase up to 315,000 additional shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. The U.S. Underwriters have been granted a similar option to purchase up to 1,260,000 additional shares solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting
    Discounts and Commissions and Proceeds to Company will be $    , $     and
    $    , respectively. See "Underwriting."
                            -------------------------

  The shares of Common Stock offered by this Prospectus are offered by the International Managers subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the International Managers and to certain further conditions. It is expected that delivery of the shares will be made at the offices of Lehman Brothers Inc., New
York, New York, on or about         , 1996.

                             -------------------------
LEHMAN BROTHERS
     COWEN & COMPANY
                                          SALOMON BROTHERS INTERNATIONAL LIMITED
       , 1996

- --------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

 NO DEALER, SALESPERSON, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE INTERNATIONAL MAN-AGERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITA-TION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                              -------------------

                               TABLE OF CONTENTS

                                                      Page
                                                      ----
Prospectus Summary..................................     3
Risk Factors........................................     7
Use of Proceeds.....................................    20
Dividend Policy.....................................    20
Sale of Shares to Philips and Zenrin................    21
Capitalization......................................    22
Dilution............................................    23
Selected Consolidated Financial Data................    24
Management's Discussion and Analysis of Financial
 Condition and Results of Operations................    26
Business............................................    33
Management..........................................    50
Certain Transactions................................    58
Principal Stockholders..............................    60
Description of Capital Stock........................    62
Shares Eligible for Future Sale.....................    64
Certain United States Federal Tax Considerations
 for Non-U.S. Holders of Common Stock...............    66
Underwriting........................................    68
Legal Matters.......................................    70
Experts.............................................    70
Change in Independent Auditor.......................    71
Additional Information..............................    71
Index to Financial Statements.......................   F-1

                              -------------------

 UNTIL      , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICI-PATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               10,500,000 SHARES




                       [LOGO OF NAVIGATION TECHNOLOGIES]

                                 COMMON STOCK



                              -------------------

                                  PROSPECTUS
                                        , 1996

                              -------------------




                                LEHMAN BROTHERS

                                COWEN & COMPANY

                               SALOMON BROTHERS
                             INTERNATIONAL LIMITED

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

This page contains the text "NavTech United States" together with a map of the continental United States with lines depicting the coverage of the NavTech database and a map legend. The page also contains the following text:

In the United States, NavTech has completed detailed city databases for many metropolitan areas representing in aggregate approximately 100 million in population and has established nationwide coverages, completing the intertown database for the continental United States. The map displayed illustrates the detailed city and intertown coverage currently provided by the NavTech database in the United States

The NavTech logo appears at the bottom of the page.

This page contains the text "NavTech Europe" together with a map of parts of Europe with lines depicting the coverage of the NavTech database and a map legend. The page also contains the following text:

In Europe, NavTech has completed detailed city databases for metropolitan areas representing in aggregate approximately 70 million in population and intertown databases for Austria, Belgium, Southern England, France, Germany, northern Italy and Switzerland. The above map illustrates NavTech's detailed city and intertown coverage currently provided by the NavTech database in Europe.

The NavTech logo appears at the bottom of the page.

This page contains the text "The NavTech Navigable Database for Route Guidance." The page also contains ten pictures of Route Guidance Products that utilize the NavTech database together with captions identifying the particular products. The page also contains the following captions:

ACCURATE       DETAILED       COMPREHENSIVE

NavTech's customers include leading automotive electronics manufacturers from around the world. Their route guidance products are now appearing in the United States and Europe as factory and dealer installed new car options, in rental cars, and in the automotive after-market.

Guidestar -- Route guidance products utilize NavTech's navigable database to accurately efficient routes to travel. Directions are displayed graphically, as shown on the screen above, and delivered with voice prompts on a turn-by-turn basis.

Navigation System -- As each turn approaches, voice prompts and user-friendly graphics in a route guidance product inform the driver of the next action to be taken. NavTech's navigable database works with sensors and software to determine vehicle location and when to deliver the next direction.


In a route guidance product, map displays of the local area, created from NavTech's navigable database, can be displayed at various levels of detail to help orient the driver and provide an overview of the calculated route. On this screen, the vehicle's current location and heading are shown.

This page contains the caption

        "NavTech Selected Relationships for Route Guidance Products"

together with logos for Alpine, Avis, Magneti Marelli, Acura, Siemens, Zexel, Oldsmobile, National, Philips, Hertz and Rockwell.

The NavTech logo appears at the bottom of the page above the following text:

"NavTech is a trademark of Navigation Technologies Corporation. All other trademarks are the property of respective owners"

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of Common Stock being registered. All amounts are estimates except the registration fee and the NASD filing fee.

                                                                       AMOUNT
                                                                     TO BE PAID
                                                                     ----------
      Registration Fee.............................................. $   66,621
      NASD Filing Fee...............................................     19,820
      Nasdaq National Market Listing Fee............................     50,000
      Printing and Engraving........................................    175,000
      Legal Fees and Expenses.......................................    950,000
      Accounting Fees and Expenses..................................    250,000
      Blue Sky Fees and Expenses....................................     15,000
      Transfer Agent Fees...........................................     10,000
      Officers' and Directors' Liability Insurance..................    300,000
      Miscellaneous.................................................    163,559
                                                                     ----------
        Total....................................................... $2,000,000
                                                                     ==========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Pursuant to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), Article X of the Company's Restated Certificate of Incorporation (the "Restated Certificate of Incorporation") (filed as Exhibit 3.1 to this Registration Statement) eliminates the liability of the Company's directors to the Company or its stockholders, except for liabilities related to breach of duty of loyalty, actions not in good faith and certain other liabilities.

  Section 145 of the DGCL provides for indemnification by the Company of its directors and officers. In addition, Article VI of the Company's Bylaws (filed as Exhibit 3.2 to this Registration Statement) requires the Company to indemnify any current or former director or officer to the fullest extent permitted by the DGCL. In addition, the Company has entered into indemnity agreements with its directors and executive officers (a form of which is filed as Exhibit 10.1 to this Registration Statement) that obligate the Company to indemnify such directors and executive officers to the fullest extent permitted by the DGCL. The Company also maintains officers' and directors' liability insurance, which insures against liabilities that officers and directors of the Company may incur in such capacities.

  Reference is made to the forms of Underwriting Agreements filed as Exhibit
1.1 and Exhibit 1.2 to this Registration Statement, which provide for indemnification of the directors and officers of the Company signing the Registration Statement and certain controlling persons of the Company against certain liabilities, including those arising under the Securities Act of 1933, as amended (the "Securities Act"), in certain instances by the U.S. Underwriters and the International Managers.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  (a) Since June 1, 1993, the Registrant has issued and sold the following securities (as adjusted to reflect the Registrant's one-for-twelve reverse stock split to be effected prior to the Offerings):

    (i) The Registrant issued and sold an aggregate of 132,000 shares of Common Stock to employees and consultants for an aggregate price of approximately $342,000 pursuant to exercises of options under its 1988 Stock Option Plan.

    (ii) On December 31, 1993, the Registrant issued an aggregate of 7,841,000 shares of Common Stock to a total of 207 stockholders upon conversion of all then-outstanding Preferred Stock.

    (iii) In February and March 1994, the Registrant issued and sold an aggregate of 1,132,000 shares of Common Stock to a total of 91 investors for aggregate cash consideration of approximately $5,433,000 and convertible debentures in the aggregate principal and accrued interest in the amount of approximately $3,774,000, which debentures, together with accrued interest, converted into an aggregate of 179,000 shares of Convertible Preferred Stock and 191,000 shares of Common Stock on September 2, 1994.

    (iv) In September 1994, the Registrant issued and sold 7,843,000 shares of Preferred Stock to an accredited investor at a price of $10.20 per share that was paid in installments with interest through November 1995. At the same time, the Registrant issued 2,445,000 shares of Preferred Stock at an effective price of $10.20 per share to such investor in exchange for shares of and notes payable by NavTech Europe held by such investor.

    (v) On September 30, 1994, the Registrant issued 57,000 shares of Preferred Stock and 468,000 shares of Common Stock to a total of 18 accredited investors for aggregate cash consideration in the amount of $5,354,000.

    (vi) Pursuant to the Registrant's acquisition of NavTech Europe in 1994 and an exchange rate in accordance with that transaction, since December 1994, an aggregate of 1,004,000 shares of Common Stock have been deemed issued to a total of five investors in exchange for their minority holdings in such subsidiary valued at $10,240,800.

    (vii) In June 1996, the Registrant issued to a total of 20 accredited investors shares of Preferred Stock that will be converted into 2,887,000 shares of Common Stock upon the closing of the Offerings for aggregate cash consideration in the amount of $19,000,000 and conversion of debt in the amount of $11,021,000. The number of such shares of Preferred Stock issued was determined with reference to an assumed initial public offering price of $13.00 per share of Common Stock and is subject to adjustment based on the actual initial public offering price.

    (viii) Concurrently with the closing of the Offerings, the Registrant will issue an aggregate of 6,227,000 shares of Common Stock to a total of 28 persons in connection with the acquisition of SEI.

    (ix) Concurrently with the closing of the Offerings, the Registrant will issue an aggregate of 1,074,000 shares of Common Stock to two accredited investors for aggregate cash consideration in the amount of $13,055,000 (3,520,000 shares for $42,782,000 if the U.S. Underwriters' and International Managers' over-allotment options are exercised in full and if Philips exercises its option in full to purchase additional shares upon exercise of such over-allotment options).

  The issuances described in Items 15(a)(i) were deemed exempt from registration under the Securities Act in reliance upon Rule 701. The issuances described in Items 15(a)(iv), (v), (vii) and (viii) were deemed exempt from registration under the Securities Act in reliance upon Rule 506 of Regulation
D. The issuances described in Item 15(a)(ii) were deemed exempt from registration under the Securities Act in reliance upon Section 3(a)(9) thereof. The issuances described in Items 15(a)(iii), (vi) and (ix) were deemed exempt from registration under the Securities Act in reliance upon
Section 4(2) thereof. In addition, the recipients of securities in the transactions described in Items 15(a)(ii)-(ix) represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

 1.1    Form of U.S. Underwriting Agreement.

 1.2    Form of International Underwriting Agreement.

 3.1+   Certificate of Incorporation of the Registrant, as amended.

 3.2+ Form of Certificate of Amendment of Certificate of Incorporation of the Registrant to be adopted prior to the closing.

 3.3+ Form of Amended and Restated Certificate of Incorporation to be filed upon the closing.

 3.4+   Bylaws of the Registrant.

 3.5+ Form of Amended and Restated Bylaws of the Registrant to be effective upon the closing.

 4.1+   Form of the Registrant's Common Stock Certificate.

 5.1+ Opinion of Wilson Sonsini Goodrich & Rosati, P.C. regarding legality of the securities being issued.

10.1+ Form of Indemnification Agreement Entered into with the Registrant's officers and directors.

10.2+   1988 Stock Option Plan and related agreements.

10.3+   1996 Stock Option Plan and related agreements.

10.4+   1996 Stock Option Plan for Netherlands Employees and related agreements.

10.5+   1996 Stock Option Plan for French Employees and related agreements.

10.6+   SEI 1996 Stock Option Plan and related agreements.

10.7+   Investor Rights Agreement dated as of September 1, 1994.

10.8+   Stock Purchase Agreement dated as of September 1, 1994.

10.9+   Stock Purchase Agreement dated as of June 24, 1996.

10.10+  Supplementary Purchase Agreement dated as of September 1, 1994.

10.11+ Employment Agreement between the Registrant and T. Russell Shields dated June 24, 1996.

10.12+ Employment Agreement between the Registrant and Ronald Brumback dated April 18, 1996.

10.13+ Lease Agreement between the Registrant and the Bianchi Joint Venture, dated October 1991, as amended March 24, 1995, relating to the premises at 740 E. Arques Avenue, Sunnyvale, CA.

10.14+ Lease Agreement between Shields Enterprises, Inc. and First Bank System, Inc. dated June 1, 1994 relating to the premises at Dakota Center, 51 Broadway, Fargo, ND.

10.15+ Lease Agreement between Planoform Vastgard B.V. and European Geographic Technologies B.V. relating to the premises at De Waal 15, 56884 PH Best, The Netherlands.

10.16+ Agreement and Plan of Reorganization among the Registrant, Shields Enterprises, Inc., NT Acquisitions Corp. and T. Russell Shields, dated June 24, 1996.

10.17+ Agreement between Shields Enterprises, Inc. and Fidelis N. Umeh, dated June 21, 1996.

10.18+  Principal Shareholder Agreement dated June 24, 1996.

10.19+ Agreement and Plan of Merger between NT Acquisitions Corp. and Shields Enterprises, Inc. dated June 24, 1996.

10.20+ Amendment No. 1, dated as of July 23, 1996, to Stock Purchase Agreement, dated as of June 24, 1996.

11.1+   Statement of computation of net loss per share.

16.1+ Letter from predecessor auditor regarding change in the certifying accountant of the Registrant, dated July 12, 1996.

21.1+   Subsidiaries of the Registrant.

23.1+   Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit
        5.1).

23.2    Consent of KPMG Peat Marwick LLP.

24.1+   Power of Attorney.

27.1+   Financial Data Schedule.
- --------
+ Previously filed

  (b) Financial Statement Schedules

  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

  The undersigned hereby undertakes to provide to the U.S. Underwriters and the International Managers at the closing specified in the U.S. Underwriting Agreement and the International Underwriting Agreement, respectively, certificates in such denominations and registered in such names as required by the U.S. Underwriters and the International Managers, respectively, to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on this 16th day of September, 1996.

                                     NAVIGATION TECHNOLOGIES CORPORATION


                                     By: /s/ Thomas A. Lerone
                                        -------------------------------------
                                        Thomas A. Lerone, Vice President,
                                        Finance and Administration and Chief
                                        Financial Officer

  Pursuant to the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed on the 16th day of September, 1996 by the following persons in the capacities indicated.


             SIGNATURE                            TITLE
             ---------                            -----
        /s/ T. Russell Shields*      Chairman of the Board and Chief
____________________________________ Executive Officer (Principal
         T. Russell Shields          Executive Officer)


        /s/ Ronald A. Brumback*       President, Chief Operating
____________________________________  Officer and Director
         Ronald A. Brumback


         /s/ Thomas A. Lerone         Vice President, Finance and
____________________________________  Administration and Chief
          Thomas A. Lerone            Financial Officer (Principal
                                      Financial and Accounting
                                      Officer)


         /s/ Richard de Lange*        Director
____________________________________
            Richard de Lange


        /s/ Richard J. Weiland*       Director
____________________________________
         Richard J. Weiland


          /s/ William Curran*         Director
____________________________________
           William Curran

             SIGNATURE                           TITLE
             ---------                           -----


        /s/ Michael S. Hasley*       Director
____________________________________
         Michael S. Hasley



         /s/ Shinichi Komeda*        Director
____________________________________
          Shinichi Komeda



      /s/ Stephen C. Tumminello*     Director
____________________________________
       Stephen C. Tumminello



        /s/ Dr. Klaus Volkholz*      Director
____________________________________
         Dr. Klaus Volkholz


*By:  /s/ Thomas A. Lerone
    --------------------------
          Thomas A. Lerone
         (Attorney-in-Fact)

                                 EXHIBIT INDEX

                                                                     SEQUENTIAL
EXHIBIT                                                                 PAGE
 NUMBER   DESCRIPTION                                                  NUMBER
 -------  -----------                                                ----------

 1.1    Form of U.S. Underwriting Agreement.

 1.2    Form of International Underwriting Agreement.

 3.1+   Certificate of Incorporation of the Registrant, as amended.

 3.2+   Form of Certificate of Amendment of Certificate of
        Incorporation of the Registrant to be adopted prior to the closing.

 3.3+ Form of Amended and Restated Certificate of Incorporation to be filed upon the closing.

 3.4+   Bylaws of the Registrant.

 3.5+ Form of Amended and Restated Bylaws of the Registrant to be effective upon the closing.

 4.1+   Form of the Registrant's Common Stock Certificate.

 5.1+ Opinion of Wilson Sonsini Goodrich & Rosati, P.C. regarding legality of the securities being issued.

10.1+   Form of Indemnification Agreement Entered into with the
        Registrant's officers and directors.

10.2+   1988 Stock Option Plan and related agreements.

10.3+   1996 Stock Option Plan and related agreements.

10.4+ 1996 Stock Option Plan for Netherlands Employees and related agreements.

10.5+ 1996 Stock Option Plan for French Employees and related agreements.

10.6+   SEI 1996 Stock Option Plan and related agreements.

10.7+   Investor Rights Agreement dated as of September 1, 1994.

10.8+   Stock Purchase Agreement dated as of September 1, 1994.

10.9+   Stock Purchase Agreement dated as of June 24, 1996.

10.10+  Supplementary Purchase Agreement dated as of September 1, 1994.

10.11+  Employment Agreement between the Registrant and T. Russell
        Shields dated June 24, 1996.

10.12+  Employment Agreement between the Registrant and Ronald
        Brumback dated April 18, 1996.

10.13+  Lease Agreement between the Registrant and the Bianchi
        Joint Venture, dated October 1991, as amended March 24,
        1995, relating to the premises at 740 E. Arques Avenue, Sunnyvale, CA.

10.14+  Lease Agreement between Shields Enterprises, Inc. and First
        Bank System, Inc. dated June 1, 1994 relating to the premises at Dakota Center, 51 Broadway, Fargo, ND.

10.15+  Lease Agreement between Planoform Vastgard B.V. and
        European Geographic Technologies B.V. relating to the premises at De Waal 15, 56884 PH Best, The Netherlands.

10.16+  Agreement and Plan of Reorganization among the Registrant,
        Shields Enterprises, Inc., NT Acquisitions Corp. and T.
        Russell Shields, dated June 24, 1996.

10.17+  Agreement between Shields Enterprises, Inc. and Fidelis N.
        Umeh, dated June 21, 1996.

10.18+  Principal Shareholder Agreement dated June 24, 1996.


                                                                     SEQUENTIAL
 EXHIBIT                                                                PAGE
 NUMBER  DESCRIPTION                                                   NUMBER
 ------- -----------                                                  ----------
10.19+  Agreement and Plan of Merger between NT Acquisitions Corp.
        and Shields Enterprises, Inc. dated June 24, 1996.

10.20+  Amendment No. 1, dated as of July 23, 1996, to Stock
        Purchase Agreement, dated as of June 24, 1996.

11.1+   Statement of computation of net loss per share.

16.1+ Letter from predecessor auditor regarding change in the certifying accountant of the Registrant, dated July 12, 1996.

21.1+   Subsidiaries of the Registrant.

23.1+ Consent of Wilson Sonsini Goodrich & Rosati, P.C. (included in Exhibit 5.1).

23.2    Consent of KPMG Peat Marwick LLP.

24.1+   Power of Attorney.

27.1+   Financial Data Schedule.
- --------

+ Previously filed